Form 20-F
period 2025-12-31
Chagee Holdings Ltd.
filed 2026-04-29
CIK 2013649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-42598

Chagee Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower B, Hongqiao Lianhe Building,

No.99 Kaihong Road,

Changning District, Shanghai

People’s Republic of China, 20051

(Address of principal executive offices)

Mr. Junjie Zhang

Chairman of the Board, Chief Executive Officer

Tel: +86 186 8893 0014

E-mail: Chagee.IR@icrinc.com

Tower B, Hongqiao Lianhe Building,

No.99 Kaihong Road,

Changning District, Shanghai

People’s Republic of China, 20051

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents one Class A ordinary share, par value US$0.0001 per share	CHA	The Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

190,763,326 ordinary shares, comprised of 125,489,219 Class A ordinary shares, par value US$0.0001 per share, and 65,274,107 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒
				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Introduction

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“active members” refer to member accounts registered through any channel of our membership program, including our mobile mini program and third-party platforms, that have placed at least one product order during a given period;
●	“ADSs” refers to the American depositary shares, each representing one Class A ordinary share;
●	“average monthly GMV per teahouse” refers to the average monthly GMV generated by monthly fully operational teahouses. Specifically:
●	for a given calendar month, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses during that specific calendar month by (ii) the total number of monthly fully operational teahouses; and
●	for a given year or a quarter within that specific year, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in each calendar month during that specific year or quarter, as the case may be, by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific year or quarter.
●	“average number of cups sold per teahouse per month”, for a given calendar month, refers to the average number of cups sold by the monthly fully operational teahouses during that specific month.

For a given year or a quarter within that specific year, the average number of cups sold per teahouse per month is calculated by dividing (i) the sum of the number of cups sold by the monthly fully operational teahouses in each calendar month during that specific year or quarter, as the case may be, by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific year or quarter;

●	“CAGR”, also known as compounded annual growth rate, refers to the mean annual growth rate of an investment over a specified period of time longer than one year;
●	“Central China” refers to Shandong, Shanxi, Henan, Shaanxi, Hubei and Hunan under our classification;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
●	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“Chagee,” “we,” “us,” “our company,” and “our” refer to Chagee Holdings Limited, a Cayman Islands exempted company and its subsidiaries;
●	“Eastern China” refers to Zhejiang, Anhui, Jiangsu, Jiangxi and Shanghai under our classification;
●	“GMV” refers to gross merchandise value, a key operating metric that our management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value- added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on our mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“Public Company Share Incentive Plan” refers to our share-based awards scheme adopted in February 2024;
●	“Macau” refers to the Macao Special Administrative Region of the PRC;
●	“monthly fully operational teahouses” refer to teahouses that have operated on each calendar day throughout a given calendar month;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“Southern China” refers to Guangdong, Hainan and Fujian under our classification;
●	“Southwestern China” refers to Yunnan, Guangxi, Guizhou, Sichuan and Chongqing under our classification;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Forward-Looking Information

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our mission and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	our inability to successfully identify and secure appropriate sites and timely develop and expand our operations;
●	our inability to protect our brand and reputation;
●	our failure to prevent food safety related incidents;
●	our inability to protect against security breaches of confidential and proprietary information;
●	competition from other modern teahouses and relevant industry players;
●	changes in consumer preferences and tastes;
●	our inability to maintain our anticipated revenue growth and profitability of our teahouses;
●	our ability to adequately protect our intellectual property;
●	general economic and business condition in China and globally;
●	assumptions underlying or related to any of the foregoing; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in the ADSs involves significant risks. Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China and elsewhere, but instead are purchasing equity securities of a Cayman Islands holding company. Chagee Holdings Limited is a Cayman Islands holding company that conducts all of its operations through its subsidiaries located in China and elsewhere. Such structure involves unique risks to investors in the ADSs.

As a China-based company incorporated in the Cayman Islands, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below, before making an investment in the ADSs.

Risks Related to Our Business and Industry

●	If we are unable to successfully manage our growth or if our growth rate declines, our business and prospects may be materially and adversely affected. For details, see page 3.
●	Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth. For details, see page 4.
●	We operate in the highly competitive and rapidly evolving freshly-made tea drinks market in China and overseas. For details, see page 4.

●	We may not be successful in expanding our teahouse network. For details, see page 5.
●	Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business. For details, see page 6.
●	Evolving consumers preferences and tastes may adversely affect our business. For details, see page 7.
●	If we are unable to offer our products at prices that are appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected. For details, see page 7.
●	If we fail to acquire new consumers or retain existing consumers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 8.
●	We may not be successful in expanding our membership and our ability to take advantage of our membership program may be limited. For details, see page 8.
●	We may not be successful in operating the company-owned within our teahouse network effectively. For details, see page 8.

Risks Related to Doing Business in China

●	The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us. For details, see page 24.
●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations. For details, see page 25.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For details, see page 25.
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 25.
●	It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management based on foreign laws. For details, see page 27.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. Investors should be aware that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our subsidiaries by the PRC government to transfer cash. For details, see page 28.
●	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. For details, see page 28.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. For details, see page 29.

Risks Related to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 36.
●	Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of ADSs to decline. For details, see page 36.
●	Because we do not expect to pay dividends on annual basis, you must rely on a price appreciation of the ADSs for a return on your investment. For details, see page 37.
●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 37.
●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. For details, see page 41.
●	Forum selection provisions in our current effective amended and restated memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others. For details, see page 44.

Risks Related to Our Business and Industry

If we are unable to successfully manage our growth or if our growth rate declines, our business and prospects may be materially and adversely affected.

Our historical growth in teahouse network, revenues and profitability should not be relied upon as an indicator of our future performance. As we continue to scale our operations in a highly competitive and evolving market, we have encountered and will continue to encounter challenges in implementing our managerial, operating and financial strategies to sustain our historical growth momentum, or achieve any growth at all. For example, as we have continued to scale and expand the scope and density of our store network across China, we have observed decline in our store-level performance, evidenced by the decrease in average monthly GMV per teahouse in China in recent quarters and the deceleration or decline in quarterly same-store GMV growth. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Operating Data.” Other major challenges in managing our business growth include, among other things:

●	effectively identifying and securing locations for new teahouses and managing the daily operations of our teahouses. See “— We may not be successful in operating the company-owned and franchised teahouses managed by us within our teahouse network effectively” and “—We may not be successful in expanding our teahouse network” for more details;
●	ensuring the effectiveness of our franchise model;
●	controlling costs in a competitive environment;
●	continuing to introduce new products and timely upgrades to existing products to cater to evolving consumers’ tastes;
●	maintaining the quality and attractiveness of the products we offer;
●	providing an enjoyable consumer experience;
●	promoting, maintaining and capitalizing on our brand awareness;
●	retaining existing consumers and attracting new consumers through our membership program;

●	effectively managing our supply chain and ensuring that our third-party suppliers continue to meet our quality and other standards and satisfy our future operations’ needs;
●	maintaining and upgrading our technologies, tea-making machines and tools in a cost-effective manner;
●	attracting, training and retaining a growing workforce to support our operations;
●	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and
●	ensuring full compliance with relevant laws and regulations.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. We cannot assure you that we will be able to execute managerial, operating and financial strategies to sustain our current growth rate, or achieve any growth at all. If we are not able to manage our growth or execute our strategies effectively, our growth may slow down or stop, which may have an impact on areas such as our market share, brand reputation, our liquidity and our ability to achieve greater economies of scale, and our business and prospects may be materially and adversely affected.

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth.

We commenced our operations in 2017 and have since scaled our business, with 7,453 teahouses in China and overseas as of December 31, 2025. We have continued to expand our teahouse network with a net increase of 1,013 teahouses in 2025 to our existing network of 6,440 teahouses at the end of 2024. This strategic decision was driven by various factors, including growing brand recognition and market demand, evidenced by our robust social influence and product sales. Additionally, this expansion aimed to fortify our competitive advantage, bolster market share, and optimize economies of scale. However, our limited operating history may not serve as an adequate basis for evaluating our prospect and operating results, and our historical growth may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth in future periods. Our store-level performance transitioned to a more moderated phase in 2025 as we continued to scale and expand the scope and density of our store network across China and overseas. Our operational performance is subject to ongoing downward pressure and may further decline for a number of reasons and some of them are beyond our control, including decreasing consumer spending, increasing competition, increasing price sensitivity among consumers. We will continue to expand our teahouse network and diversify product offerings to further increase our consumer base and enrich our consumers’ experience. However, the execution of our expansion plan is subject to uncertainty and our business may not grow at the rate we expect for the reasons stated above. If our operational performance continues to deteriorate, investors’ perceptions of our business and prospects may be adversely affected and the market price of the ADSs could decline.

We operate in the highly competitive and rapidly evolving freshly-made tea drinks market in China and overseas.

We operate in the rapidly evolving freshly-made tea drinks market, and there is no guarantee that it will develop as we anticipate. Our future results of operations and demand for our products will depend on many factors beyond our control, such as governmental regulations and policies, investments, and evolving consumer tastes and preferences. A decline in the popularity of freshly-made tea drinks or our failure to adapt to changing trends in the freshly-made tea drinks industry could adversely affect our business prospects, financial condition, results of operations, and demand for our products.

Our industry is highly competitive, with many freshly-made tea drinks stores vying for consumers, including well-established competitors with greater financial, marketing and other resources. We may be at a disadvantage compared to our competitors, and their competitive measures could hinder our growth and adversely affect our sales and results of operations. Our recipes are not patented, and we are unable to prevent competitors from copying our products and selling similar products. Furthermore, the entry of new, well- funded competitors is always a possibility. For example, the Chinese food and beverage delivery market has at times experienced intense promotional competition driven by subsidies offered by third-party delivery platforms and merchants (commonly referred to as “delivery price wars”), characterized by aggressive subsidies and deep discounting. In the short term, such subsidies may attract our customers to lower-priced alternatives, placing downward pressure on our sales. Over the longer term, sustained subsidy-driven discounting may reshape consumer expectations regarding value and pricing in our industry, potentially undermining the effectiveness of our pricing strategy. There can be no assurance that our products will remain competitive under such conditions, and any such developments could materially and adversely affect our business, results of operations and financial condition.

As we increase our product offerings, we will also compete against other food and beverage operators with convenient locations. Increased competition may reduce our market share and profitability, requiring us to increase our sales and marketing efforts and capital commitment in the future. Failure to compete effectively against current and future competitors could lead to loss of market share and consumers, hinder our ability to sustain our current growth rate, or achieve any growth at all, and materially and adversely affect our business, financial condition, and results of operations. Although we have accumulated a large and growing consumer base, there is no assurance that we will be able to maintain it against current or future competitors. For more information on the competitive landscape of the freshly-made tea drinks industry, please see “Item 4. Information on the Company—4.B. Business Overview.”

We may not be successful in expanding our teahouse network.

Our extensive and well-managed teahouse network has been a critical factor in our growth and strong results. As of December 31, 2025, our network included 7,108 teahouses in 32 out of 34 province-level divisions across China, as well as 345 teahouses overseas. Of these, 6,838 were franchised teahouses. To further strengthen our market position, we plan to expand geographic coverage and enhance market penetration, as well as improving operational efficiency. This includes encouraging existing quality franchise partners to open more teahouses and seeking cooperation with new franchise partners. However, we may face challenges in achieving our planned expansion and refinement of the teahouse network. The number and timing of the teahouses opened during any given period, both domestically and globally, are subject to a number of risks and uncertainties, including but not limited to our ability to:

●	identify suitable locations for opening new teahouses and secure leases on commercially reasonable terms;
●	determine whether to open new teahouses based on real-time review and assessment of the performance of our existing teahouses, and to slow or suspend our expansion plans in response to any material market development and competitive landscape;
●	engage and retain qualified franchise partners;
●	obtain adequate funding and efficiently control costs and expenses for development and opening costs with respect to our company-owned teahouses;
●	obtain, or request our franchise partners to obtain, the required licenses, permits and approvals;
●	effectively manage our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our current and future operations’ needs for all teahouses throughout our network;
●	efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for our teahouses; and
●	recruit, train and retain skilled employees

Any factors listed above, either individually or in aggregate, may delay or fail our plan to increase the number of teahouses in desirable locations at manageable cost levels. In addition, we or our franchise partners, as the case may be, may not be able to successfully operate the existing teahouses and may choose to close certain teahouses from time to time, which would adversely affect our business, financial condition or results of operations.

Furthermore, the opening of a new teahouse in or near a market where we already have a presence could potentially harm the sales of our existing teahouses. Moreover, it may be challenging to build our consumer base for a new teahouse in the same market where we already have multiple existing teahouses. Nevertheless, we plan to open new teahouses in and around areas of existing teahouses to leverage operational efficiencies and effectively serve our consumers. As we continue to expand our operations, there is a possibility that cannibalization among our teahouses may become significant and could adversely impact our sales growth, which may, in turn, negatively affect our business, financial condition, or results of operations.

Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.

We primarily operate our business through an extensive franchise network. As of December 31, 2025, 6,838 out of 7,453 CHAGEE teahouses within our network were franchised ones. As we generate the vast majority of our net revenues through these franchised teahouses, their financial success and cooperation are critical to our overall success. We are subject to a number of risks relating to our franchise network, which may be out of our control:

●	Control over our franchise partners. With respect to the franchised teahouses, we have limited control over how our franchise partners’ businesses are run. Despite our strict operational guidelines and standards, external factors beyond our control may lead to a decline in the quality of our franchised teahouses. As a result, our franchise partners may struggle to operate their teahouses in a manner that aligns with our expectations for quality, service, and cleanliness. They may also encounter challenges in implementing marketing programs and major initiatives, such as store remodels, equipment upgrades, or technology investments, which may require significant financial resources. While such operational challenges may not necessarily breach the terms of our franchise contracts, they could still diminish consumer experiences, impact our brand reputation and lead to negative consequences for our business.
●	Net revenues from our franchised teahouses. We receive various types of fees from our franchise partners. Certain fees are charged on a fixed-amount basis, including franchise fees, store opening service fees, certain third-party platform subscription and promotion fees. Other fees are calculated as a percentage of the franchised teahouses’ GMVs, including trademark licensing fees, promotional service fees, supply chain management service fees, technology service fees, and operations management fees. In addition, franchised teahouses are required to purchase certain materials and supplies from us, the cost of which is determined based on actual procurement volumes. Any inability of our franchised teahouses to grow their sales could have a negative impact on our net revenues and profitability.
●	Legal and regulatory compliance. We normally require our franchise partners to secure relevant governmental approvals and permits for the operation of the related franchised teahouses in our standard franchise contracts and require that our franchise partners provide us with applicable approvals and permits, including, among others, business license, food operation license and fire prevention safety inspection certificates. However, some of our franchise partners may fail to obtain or renew such approvals or permits in a timely manner, or at all. Any failure to obtain or renew such approvals or permits or to comply with the laws and regulations will negatively affect the operation of our franchised teahouses, which will in turn have a material adverse effect on our results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry —Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.”
●	Financial stability and business sustainability. Our franchise partners may not be able to secure adequate financing to open or finance the operation of their franchised teahouses. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchise partners could experience financial distress or even bankruptcy. If a significant number of our franchise partners become financially distressed, it could harm our operating results due to reduced net revenues and the impact on our profitability could be greater than the percentage decrease in our net revenues. In addition, franchise partners may encounter a number of operational challenges, including store leasing and hiring of personnel, that may affect the sustainability of their business, further impacting our business operations.
●	Alignment of interests. Although we bear ultimate responsibility for the success of our entire teahouse network and must prioritize long-term improvements, our franchise partners may have different business strategies and objectives that occasionally conflict with our interests. Disagreements may arise regarding our strategies and objectives or our respective rights and obligations under the franchise contracts and the terms and conditions of our partnership. As a result, disputes may arise and legal action may be taken against us, which could divert the attention, time, and financial resources of our management and franchise partners away from our teahouses. Even if we ultimately prevail in any such disputes, the resulting distraction and cost could still harm our business.

●	Brand integrity. Any actions or omissions by our franchise partners that violate laws can be attributed to us and result in negative publicity, which can harm our brand image and decrease consumer demand for our products. Franchise partners’ online activity via social media can also negatively impact public perception of our brand, leading to reduced sales for our franchise partners and decreased net revenues for us.

Furthermore, our relationship with franchise partners and the potential sale of a franchise are governed by laws in the PRC and other countries where we operate. Legal action could be taken against us by franchise partners or government agencies based on these franchiser-franchisee relationships, resulting in fines, penalties, or damages awarded to franchise partners.

Evolving consumer preferences and tastes may adversely affect our business.

Our success relies on our ability to consistently improve our existing recipes and introduce new products that cater to evolving consumer preferences and tastes. While we believe that our tea drinks have broad appeal across consumers from different backgrounds, there is a risk that consumers may lose interest in our offerings. In particular, we generate a significant portion of our net revenues from our signature tea latte products. If consumers shift their preferences and no longer purchase these popular tea drinks, it could materially adversely impact our business, financial condition, and results of operations.

Moreover, even if we continue to innovate, there is a risk that consumers may not accept our new products due to factors such as price increases or other considerations. This could have an adverse effect on our operational and financial results. Additionally, the introduction of new products may reduce the demand for our existing offerings and result in a decline in sales. Managing the cost of materials, particularly for newly launched products, also presents challenges that could impact our profitability.

Furthermore, changes in consumer preferences, particularly related to dietary concerns such as calories and sugar consumption, may affect our sales. While we offer various options, including items with no added sugar and reduced calories, negative reports on the health effects of sugar or other compounds in our products, regardless of their accuracy, or negative publicity or litigation related to certain health risks, could significantly reduce demand for our products and materially harm our business and financial results.

If we are unable to offer our products at prices that are appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected.

A critical differentiator of our business is our ability to offer value to consumers, including offering quality products at prices that are appealing to consumers, which is pivotal to the success of our business. We vigorously execute our pricing strategy in our daily business operations, but we may still face various challenges in maintaining the current price rates. For example, we may not always have sufficient bargaining power in negotiating terms with our suppliers and procure raw materials and ingredients at favorable prices. As a result, we may have to price our products at higher-than-expected prices to achieve profitability. Even if we are able to price our products as we expected, our profit margin may be lower than our anticipation due to various factors, such as raw materials losses and order forecasting inaccuracy at individual stores. Further, increases in raw materials prices or production costs may also be shifted to us by our suppliers and result in our pressure to increase prices. Any increase in product prices may cause our sales volume to decline, and more importantly, undermine our positioning as a premium freshly-made tea drinks brand, making us less attractive to consumers and less competitive in the marketplace. Accordingly, the occurrence of any of the above would adversely affect our overall profitability, business, financial condition and results of operations.

Furthermore, we derive a meaningful portion of our revenue from orders fulfilled through third-party delivery platforms. In response to periods of intensified “delivery price wars,” particularly during the second and third quarters of 2025, we decided to gravitate towards maintaining our product pricing and premium brand positioning. While we believe this strategy preserves our brand positioning and margin profile, our decision not to strictly match competitors’ discounts may result in the loss of price-sensitive consumers and reduced order volumes on third-party delivery platforms, particularly during periods of heightened promotional activity. There is no assurance that our pricing strategy will continue to be well-received by consumers, and any sustained shift in consumer preference toward lower-priced alternatives could materially and adversely affect our business, results of operations and financial condition.

In addition, the prices of the products we sell can be influenced by general economic conditions and competitive landscape. For example, general inflation in the prices of the products we sell could cause us to mark up prices and thereby may negatively affect our product sales. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store operating costs and further reduce our sales or increase our cost of sales, selling and marketing expenses, or general and administrative expenses. Our pricing strategy and competitive pressure may inhibit our ability to reflect these increased costs in the prices of our products without losing competitive position, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations. In addition, our competitors may be able to offer similar products at lower prices, resulting in our tea drinks less attractive to consumers and less competitive in the marketplace. If we were to offer our products at larger discounts or lower our product prices in order to remain competitive, our gross sales and overall profitability may experience reductions. Accordingly, further intensified competition in the future could have a material adverse effect on our business and results of operations.

We are subject to additional risks in maintaining our products at appealing or competitive prices in the overseas markets. We shipped certain raw materials procured in China or products manufactured in China to overseas markets. Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. Any imposition of tariffs, anti-dumping duties, or other non-tariff barriers in one or more markets could result in additional costs to us and negatively affect our ability to price our products at appealing or competitive rates and/or a material reduction in our supplies of relevant products in those markets, which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to acquire new consumers or retain existing consumers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new consumers and retain existing consumers is crucial to driving revenue growth and achieving higher profitability. We have continued to invest in branding, sales and marketing to acquire and retain consumers. For the years ended December 31, 2023, 2024 and 2025, we incurred RMB261.6 million, RMB1,108.9 million and RMB1,362.5 million (US$194.8 million) in sales and marketing expenses, respectively, accounted for 5.6%, 8.9% and 10.6% of our net revenues of the respective periods. We expect to continue to invest significantly to acquire new consumers and retain existing ones. However, there is no assurance that our sales and marketing activities will generate more traffic to our teahouses as anticipated. In addition, technology advancement may require us to adopt innovative marketing methods to keep pace with industry trends and consumer preferences. Failure to adjust our existing marketing approaches, or to introduce new marketing approaches, in a cost-effective manner could negatively impact our results of operations.

In addition, if our existing consumers no longer find our products appealing or are unsatisfied with our services, or if our competitors offer more attractive products, prices, discounts or better consumer services, our existing consumers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing consumers or to acquire new consumers in a cost-effective manner, our probability could be adversely affected.

We may not be successful in expanding our membership and our ability to take advantage of our membership program may be limited.

We have developed a membership program that offer various rewards to our members. We have limited experience operating our membership program and we cannot accurately predict the rate or range of consumers who will join our membership program. Our membership program may not be effective in retaining or increasing purchases by existing consumers and may adversely affect purchases by consumers who are not members. In addition, we may not be able to use our membership program to deepen our understanding of our target consumers. As a result, our business may be materially and adversely affected.

We may not be successful in operating the company-owned within our teahouse network effectively.

As of December 31, 2025, we had 7,453 teahouses within our network, including 615 company-owned teahouses. The operating results of the company-owned teahouses have been and will continue to be subject to a number of factors, including but not limited to:

●	our ability to maintain and enhance the quality of our products and services;
●	our ability to retain existing consumers and attract new consumers;

●	our ability to continuously increase consumer spending and to implement new initiatives to drive sales;
●	our ability to timely respond to changes in market opportunities and consumer preferences;
●	our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;
●	our ability to hire, train and retain talented employees;
●	our ability to secure sufficient capital investment and commitment of financial resources;
●	our ability to manage costs of our operations, such as cost of materials, labor costs and other operating costs and expenses;
●	our ability to ensure full compliance with relevant laws and regulations and maintain adequate and effective control, supervision and risk management of the teahouses managed by us; and
●	our ability to monitor and control the overall operation of teahouses.

Any of these factors listed above may render us unsuccessful in profitably operating the teahouses managed by us and could adversely impact our business, financial condition and/or results of operations.

We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations.

The cost, availability, and quality of our principal raw materials, such as tea leaves and other condiments (including dairy products and syrup), are critical to our operations. We typically enter into purchase agreements with suppliers of raw materials for a term of one year, incorporating fixed purchase price caps, although contract prices may be renegotiated for reductions if there are significant market price fluctuations. However, if the cost of raw materials increases after the expiration of existing agreements, our business and results of operations could be adversely affected.

Furthermore, as tea leaves and most of our condiments have a relatively short shelf life, frequent and timely supply of these products is essential to our operations. In particular, shortages of one or more of our menu items could force our teahouses to remove items from their menus, which may cause consumers to purchase similar products from our competitors. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a stable supply of raw materials in a timely manner and on acceptable commercial terms, our ability to offer products of the quantity and quality that meet consumer demands, or to offer these products at competitive prices, may be inhibited. The cancellation of our supply arrangements by our suppliers or any disruption, delay, or inability of these suppliers to deliver our supplies timely may materially impact our results of operations if we fail to secure alternative distribution channels promptly.

Moreover, effective implementation of quality control measures on the sourcing, storage, and use of our raw materials is essential as it directly affects the quality of our products. Failure to do so could lead to a loss of existing consumers and a failure to attract new ones, thereby materially and adversely affecting our results of operations.

Growth of our business depends on the recognition of our brand, and any failure to maintain, protect and enhance our brands, including any negative publicity, would limit our ability to expand or retain our consumer base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among consumers has helped us manage our consumer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:

●	maintain the quality and attractiveness of the products we offer;
●	develop and launch new products that satisfy our consumers’ needs;

●	provide a superior consumer experience;
●	increase brand awareness through marketing and brand promotion activities;
●	maintain good relationship and retain favorable terms with our franchise partners, suppliers, service providers and other business partners;
●	ensure compliance with relevant laws and regulations;
●	compete effectively against existing and future competitors; and
●	preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, the freshly-made tea drinks market or the food and beverage sector in general.

A public perception that we, or other industry participants do not provide satisfactory products or services to consumers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain consumers, and our business, financial condition and results of operations may be materially and adversely affected.

Given our expanding global footprint, our brand is increasingly susceptible to cross-border reputational risks. Negative publicity or social media backlash originating in our international markets related to our operations, local management, or broader geopolitical sentiments concerning Chinese-originated brands can rapidly propagate across borders. Such incidents, even if localized or factually inaccurate, may be amplified by media and social networks, potentially undermining the trust and credibility we have established in our home market in China. A perception of substandard performance or conduct in one market could diminish the value of our brand globally, impacting our ability to attract and retain consumers across all operating regions.

Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products and shifting public perceptions regarding the health impact of our product ingredients, could harm our business.

Instances or reports, whether true or not, of unclean supply or food-safety issues, such as food or beverage- borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, employee hygiene and cleanliness failures or improper employee conduct, have in the past severely injured the reputations of companies in the food and beverage sectors. Any report linking us to such instances could severely hurt our sales and could possibly lead to product liability claims, litigation and/or temporary teahouse closures. We are also continuing to incorporate more products in our lineup that require freezing or refrigeration, which increases the risk of food safety related incidents if correct temperatures are not maintained due to mechanical malfunction or human error.

Furthermore, we face evolving risks from changing consumer attitudes toward the health profile of freshly-made tea drinks. As consumers become more health-conscious, there is a growing scrutiny of the ingredients we use, including sugar content, dairy ingredients and the naturalness of our raw materials. Even in the absence of safety incidents, adverse public or medical discourse may negatively alter consumer preferences. Such shifts in public perception could lead to diminished demand of our products or the need to reformulate our product menu at significant cost.

We also face risk by relying on third-party suppliers to provide and transport ingredients and finished products to our teahouses. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control and it may be difficult to detect contamination or other defect in these products.

In addition, instances of food or beverage-safety issues, even those involving solely the teahouses of competitors or of suppliers or business partners (regardless of whether we use or have used those suppliers or business partners), could, by resulting in negative publicity about us or the food and beverage industry in general, adversely affect our sales on a regional or global basis. A decrease in consumer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our teahouses, product liability claims or food or beverage-safety claims or litigation, could materially harm our business and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Publicity surrounding our business creates the possibility of heightened attention from the public, regulators, and the media. Heightened regulatory and public concerns over consumer protection and food safety issues may subject us to additional legal and social responsibilities and increased scrutiny, leading to negative publicity. With a large number of consumer orders and continuous business expansion, the risk of negative publicity is significant, particularly with respect to our franchised teahouses operated by our franchise partners as we have limited control over them. Negative reports regarding our business, financial condition, and results of operations could severely affect our brand image and product sales, potentially leading to product liability claims, litigation, or damages. Furthermore, improper behaviors or statements from our spokespersons, endorsers, celebrities we cooperate with, and employees may result in substantial harm to our brand, reputation, and operations. While we cannot guarantee that we will not become the target of regulatory or public scrutiny in the future, we aim to mitigate any negative impacts on our reputation, brand image, and business prospects.

Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we and our franchise partners are required to maintain various approvals, licenses and permits to operate the CHAGEE teahouses, including food operation license, fire safety inspection, and as-built acceptance check on fire prevention or fire safety filing, as applicable. In addition, we are required to maintain our commercial franchiser registration and fulfill the necessary filings to operate our franchise model in China and certain other jurisdictions in which we operate. Furthermore, we have since September 2024 started to engage in the distribution of prepaid gift cards. If any of our PRC subsidiaries is deemed a prepaid card issuer pursuant to applicable local regulations, it may be required to make the relevant filings within 30 days from the commencement of such business, and failure to do so may subject the PRC subsidiary to a fine of more than RMB10,000 but less than RMB30,000.

For our company-owned teahouses, we are typically responsible for obtaining all requisite approvals, licenses and permits for teahouse operations. The requirements of the as-built acceptance check on fire prevention or fire safety filing and the fire safety inspection for beverage stores varies among cities. As of the date of this annual report, some of our company-owned teahouses have not completed the required as-built acceptance fire safety filing and fire safety inspection. The teahouses that fail to complete such as-built acceptance check on fire prevention or fail to pass the fire safety inspection before the commencement of operations may be ordered by the relevant government authorities to discontinue the construction, use, production, or operation, and may be subject to a fine up to RMB300,000 per teahouse. The teahouses that fail to complete as-built acceptance fire safety filing may be ordered to rectify and be subject to a fine up to RMB5,000 per teahouse.

We are in the process of rectifying the above non-compliance incidents with respect to our company- owned teahouses. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For example, even if our teahouses complete the required fire safety inspection, as-built acceptance check on fire prevention and fire safety filing, the relevant government authorities may decide to inspect our teahouses from time to time, and if we are found to fail such inspection, we may be ordered by the relevant government authorities to close down our teahouses or cease the business operations and be subject to fines.

For our franchised teahouses, our franchise partners are contractually responsible for obtaining requisite licenses, permits and approvals, and shall bear the associated costs and liabilities related to compliance with these requirements. However, there is no guarantee that our franchise partners have obtained and will maintain the required license in accordance with such contractual requirements, and any significant fines or administrative penalties imposed on the franchise partners or the related franchised teahouses could have an adverse impact on their business operations and financial performance, which in turn may adversely affect our results of operations and financial condition.

If we or any of our franchise partners fails to obtain the required licenses, permits and approvals, or complete requisite registrations and filings, we or the franchise partner may be subject to fines, confiscation of the income derived from the related teahouses, the suspension of operations of the related teahouses and adverse publicity arising from such non-compliance with government regulations. If we or any of our franchise partners fails to obtain the necessary approvals, licenses and permits for new teahouses, our teahouse opening and expansion plan may be delayed. In addition, there can be no assurance that we or any of our franchise partners will be able to obtain or complete, maintain, renew and/or convert all of the approvals, licenses, permits, registrations and filings required for the existing business operations upon their expiration in a timely manner or at all, which may materially impact our operations.

We rely on third-party suppliers and service providers to provide products and services to us and to our consumers, and the loss of any of these suppliers or service providers and any significant interruption in the operations of our third-party suppliers and service providers may negatively impact our business.

Our business relies on our third-party suppliers, service providers, and other business partners. Any interruption in their operations, failure to accommodate our growing business scale, termination or suspension of our supply arrangements, changes in cooperation terms, deterioration of cooperative relationships, or disputes with these suppliers may have a significant negative impact on our results of operations. For instance, a significant interruption in the operations of our tea leaf suppliers could cause a shortage of tea leaves at our teahouses, a significant interruption in warehousing services provided by our third-party warehousing service vendors could cause a shortage of inventory, and a significant interruption in the operations of our internet service provider could impact our online operations.

Furthermore, our current agreements with our suppliers generally do not prevent them from working with our competitors. This could lead to our competitors providing greater incentives to our suppliers to prioritize their orders in case of short supply, potentially leaving us with inadequate supplies. If we are unable to find replacement suppliers on commercially reasonable terms or in a timely manner, our business operations and financial results could be materially and adversely affected. It is important to note that any disruption in our supply chain may affect the availability of our products and could harm our reputation, which in turn could lead to a loss of consumers and decreased net revenues.

We rely on third-party warehousing and logistics service providers to transport and store raw materials for us in a timely and cost-efficient manner. Any delay in shipment, or incidents of food spoilage, and increases in warehousing and logistics costs, may have an adverse impact on our results of operations.

We rely on third-party warehousing and logistics service providers to ship and store raw materials in a timely and cost-effective manner, because the raw materials of our tea drinks, including tea leaves, syrup and dairy products, typically have relatively short shelf lives and/or require stringent storage and transportation conditions. We typically enter into renewable agreements, which typically have terms of one to three years, with our third-party warehousing and logistics service providers, most of whom are large, nationally operated businesses. However, we cannot assure you that our third-party warehousing and logistics service providers will continue to provide warehousing and logistics services that satisfy our operations’ needs on commercially acceptable terms. Their ability to ship and store raw materials and pre-made products in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, natural disasters or other causes. Any delay in shipment, incidents of food spoilage, or increases in the costs of the warehousing and delivery services, may have an adversely effect on our results of operation.

Our experience in expansion into overseas markets has been limited and may present increased risks due to lower awareness of our brand, our unfamiliarity with those markets and other factors.

We have expanded our presence beyond China with teahouses operating in certain overseas markets, and may enter other overseas markets in the future. As we have only recently started operating in overseas markets, we have lower brand awareness and less operating experience in these markets. This means that our return on investment may be lower in these overseas markets compared to China. Moreover, the overseas markets in which we operate have different competitive conditions, regulatory environments, consumer tastes, and discretionary spending patterns with the Chinese market. As a result, new teahouses opened outside China may not be as successful, and it may take longer for sales to ramp up and reach expected levels, or sales may never reach expected levels, which could affect overall growth and profitability. Building brand awareness in overseas markets may require greater investments in advertising and promotional activities than initially planned or than required for opening a new teahouse in China. This increased investment could negatively impact our profitability in those overseas markets.

Our international operations are also subject to additional inherent risks of conducting business abroad, such as:

●	difficulty to find qualified franchise partners, suppliers and other business partners for overseas operation;

●	difficulty in adapting our product offerings and marketing strategies to align with local consumer preferences and cultural nuances;
●	limited brand recognition in overseas market;
●	changes or uncertainties in economic, legal, regulatory, social and political conditions in these overseas markets, including adverse conditions applicable to Chinese brands;
●	interpretation and application of laws and regulations, including tax, tariffs, labor, merchandise and privacy laws and regulations;
●	restrictive actions of foreign or Chinese governmental authorities affecting trade and foreign investment, especially during periods of heightened tension between the PRC and such foreign governmental authorities, including protective measures such as export and customs duties and tariffs, government intervention favoring local competitors and restrictions on the level of foreign investment;
●	import or other business licensing requirements;
●	difficulty in managing cross-border supply chain logistics, including maintaining product consistency and quality while navigating long distance, disruptions in shipping, changes in import and export regulations and/or government actions affecting supply chain logistics;
●	the enforceability of intellectual property and contract rights;
●	limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new PRC and international regulations;
●	foreign currency exchange rate fluctuations, or requirements to transact in specific currencies;
●	difficulties in staffing and managing foreign operations, including ensuring the consistency of product quality and service, dealing with language and cultural differences, as well as challenges in recruiting and retaining high-quality employees in local markets;
●	local laws that make it more expensive and complex to negotiate with, retain or terminate employees;
●	competition with local competitors;
●	lack of desirable real estate locations available for lease at reasonable rates; and
●	difficulty in obtaining commercially favorable terms in leases or real estate contracts.

Any of the above factors could keep us from meeting teahouse opening targets and, in turn, negatively impact our financial performance.

We may evaluate and explore potential new business opportunities, enter new markets and complete strategic investments or acquisitions, but these efforts may fail and adversely affect our operating results and financial performance.

We are seeking and will continue to explore opportunities to grow our business, such as launching new brands, developing new products and store formats or exploring new business initiatives. Furthermore, we are strategically expanding our international footprint through various business models, including joint venture arrangements with local partners, and franchise-based models to scale our presence overseas. However, we may not be successful in exploring the new business opportunities and models for a variety of reasons, such as lack of market acceptance, operational inefficiencies and failure of branding strategies. In addition, from time to time, we may enter into strategic partnerships or make strategic investments and acquisitions in order to complement our business and strengthen our market leadership position. We may experience difficulties in many of the following areas, including but not limited to, finding partners that meet our capital or performance commitments, integrating our newly invested or acquired businesses, implementing our strategies or realizing anticipated levels of revenue, profitability, productivity or other benefits. Accordingly, we cannot assure that our initiatives to explore new business opportunities, enter new markets, and make investments or acquisitions will benefit our business operations, generate sufficient revenues to offset related costs or produce the anticipated benefits by other methods.

As we may explore to integrate franchise models into our international expansion, we face risks related to the consistency of our brand identity. Any deviation from our operating standards, quality control, or safety protocols by franchise partners can directly damage our global brand reputation. Accordingly, we cannot assure you that our business initiatives will succeed. We may fail to achieve market acceptance, encounter operational inefficiencies, or be unable to generate sufficient revenues to offset the costs associated with these ventures. If these initiatives do not perform as expected, our operating results and financial performance could be materially and adversely affected.

We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our franchise partners, employees, store personnel, consumers, suppliers or other third parties. We may be unable to receive sufficient compensation for the losses caused by them.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken or unsatisfactory performance by our franchise partners, employees, store personnel, consumers, suppliers or other third parties that are outside of our control. For example, we may be exposed to fraud, bribery and other misconducts committed by our franchise partners, employees, store personnel, consumers, suppliers or any other third parties, which could subject us to financial losses and sanctions imposed by governmental authorities. Additionally, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations and contamination during the delivery to consumers, or software and internet disruptions to our third-party service providers could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause consumer complaints.

In the event that we become subject to claims caused by actions taken or unsatisfactory performance by our franchise partners, employees, store personnel, consumers, suppliers or other third parties, we may attempt to seek compensation from these relevant parties. However, such compensation may be limited. If no claim can be asserted against a franchise partner, employee, consumer, supplier or third party, or amounts that we claim cannot be fully recovered from the relevant party, we may have to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

We have historically been a target of unauthorized use and imitation of our brand names, trademarks, copyrights and other intellectual properties.

As our brands enjoy consumer recognition and premium positioning in China, we have encountered numerous instances of unauthorized use and imitation of brand names, trademarks, domain names, copyrights and other intellectual properties by third parties from time to time. Although we are and have been actively taking actions to combat against such conducts, there can be no assurance that such actions will be successful in prevention of and deterring them. A significant presence of counterfeit products and teahouses similar to our brand names and likeliness in the market could have a negative impact on the value and image of our brands and adversely affect our business and results of operations.

We have significant working capital requirements and experienced working capital deficits in the early stage of our operations. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a net working capital (defined as total current assets deducted by total current liabilities) deficit in the early stage of our operations but had started generating net working capital surplus since 2023. We had net working capital of RMB3,141.7 million and RMB6,000.5 million (US$858.1 million) respectively, as of December 31, 2024 and 2025. There is no assurance that we will continue to generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, or we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions, as and when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

Expanding our teahouse network, building a well-known brand and accumulating a large and continuously growing consumer base is costly and time-consuming. Significant and continuous investments in sales and marketing are also required for further establishing brand awareness among the mass population in China to attract new consumers and retain existing ones. Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventory consists of raw materials with relatively short shelf life and/or that require stringent storage and transportation conditions, including dairy products and tea leaves, which necessitates effective inventory management. To make purchase decisions and manage our inventory, we rely on demand forecasts for various types of raw materials. However, demand for our products can change significantly between the time inventory is ordered and the date by which we expect to sell it. This can be influenced by factors such as seasonality, new product launches, pricing and discounts, product defects, changes in consumer spending patterns and tastes, among others. Additionally, we may not be successful in establishing stable and favorable supplier relationships or accurately forecasting demand as we develop and market new products. Some types of inventories may require significant lead time and prepayment, and may not be returnable.

As we plan to expand our product offerings, we anticipate adding a wider range of raw materials to our inventory, which could pose additional challenges in managing our inventory and logistics effectively. We cannot guarantee that our inventory levels will meet consumer demands, and there is a risk of inventory obsolescence, decline in inventory value, and significant inventory write-offs if we fail to manage our inventory effectively. Moreover, failing to consume inventory within its shelf life may impact our sales and consumer satisfaction.

Underestimating demand for our products or supplier failures to supply quality raw materials in a timely manner may lead to inventory shortages, resulting in diminished brand loyalty, lost sales, and harm to our business and reputation. These factors may materially and adversely affect our results of operations and financial condition.

We may experience significant liability claims or complaints from consumers, or adverse publicity involving our products, our services or our teahouses.

We face an inherent risk of liability claims or complaints from our consumers. Most of the consumer complaints we received in the past were related to the taste of our product offerings, long waiting time, hygiene standards of our teahouses, and the service quality of our staff. Operating in the food and beverage industry, we also face an inherent risk of food contamination and related consumer complaints, regulatory investigations or liability claims. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all consumer complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Consumers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to food quality, safety, public health concerns, illness, injury or government, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending, which can be affected by a number of macro-economic factors beyond our control, including changes in international, national, regional and local economic conditions, employment levels, disposable income of consumers, consumer confidence in future economic conditions, fluctuations in the financial market, among others. Our results of operations are affected by the macro-economic conditions in the markets where we operate our teahouses. Any deterioration of the PRC and global economies, decrease in disposable consumer income and fear of a recession may lead to a reduction of consumer demand and average spending per consumer at our teahouses, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.

Unexpected termination of leases, failure to renew the lease of existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

Substantially all of our teahouses, including franchised teahouses, are situated on leased premises. Consequently, we and our franchise partners may be exposed to risks of unexpected early lease termination at the request of the lessors or other reasons out of our control, which may result in store closures if we and our franchise partners are not able to identify suitable alternative premises on acceptable terms to relocate in a timely manner.

The terms of the leases for our teahouses generally range from two to three years. We cannot assure you that we or our franchise partners would always be able to renew these lease agreements at all or without incurring substantial additional costs or increases in the rental costs. If a lease agreement is renewed at a substantially higher rent or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we or our franchise partners are unable to renew the leases for our teahouses, we or our franchise partners will have to close or relocate the teahouses, which could subject us or our franchise partners to additional costs, including costs associated with leasehold improvements removal and loss of existing consumers, and could have a material and adverse effect on our business and results of operations. Moreover, the relocated teahouse may not perform as well as the existing teahouse.

Most of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under the relevant PRC laws and regulations, we may be required to register and file with the relevant governmental authority executed leases. Although failure to do so will not affect the validity of these lease agreements, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease. As of December 31, 2025, several lease agreements of our leased properties in China, including leased properties for our teahouses, had not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of the date of this annual report, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and incur relocation costs. Moreover, if our lease agreements are challenged by third parties, it could cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We may undertake strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners, including our third-party suppliers, overseas business partners, and our business partners in the areas such as mobile ordering, payment, co-branding and joint marketing. We cannot assure you that such alliances or partnerships will continue to contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience.

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. Therefore, we cannot assure you that our investments or acquisitions will benefit our business strategy, generate sufficient net revenues to offset the associated investment or acquisition costs, or otherwise result in the intended benefits.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talents. If we fail to hire, train, retain or motivate our staff, our business may suffer.

Our future success is significantly dependent upon the continuous service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management joins a competitor or forms a competing business, we may lose consumers, know-how and key professionals and staff members.

Our growth also requires us to hire, train, and retain a wide range of talents who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing and create creative new products. We will need to continue to attract, train and retain talents at all levels, such as skillful tea barista, as we expand our business and operations. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. There have been instances where third parties registered websites and social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Even with our own franchise partners, whose activities are monitored and regulated through our franchise contracts, we face risk that they may refer to or make statements about our CHAGEE brand that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish our reputation. This may result in dilution of, or harm to, our intellectual property or the value of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

Our business generates and processes data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes personal, transactional and other data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

●	protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations across jurisdictions in which we and our franchise partners operate relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of consumer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. In addition, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017 and was most recently amended on October 28, 2025, provided the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Cyber Security, Data and Personal Information Protection.” Complying with these obligations could lead to substantial costs. Any failure to comply with applicable regulations, whether by us, our employees, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have an adverse impact on our business operations.

Our failure to adopt new technologies to meet the evolving consumer needs and industry standards, or to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

Keeping abreast of new technologies and maintaining the proper functioning of our technology infrastructure are critical to our business. We rely on our technology to improve consumer engagement and our operational efficiency, among others. The risks we face in relation to the adoption of new technologies and the disruption of our technology infrastructure include:

●	we may fail to adopt new technologies to meet the evolving consumer needs, or emerging industry standards. To remain competitive, we must continue to stay abreast of the constantly evolving consumer demands and industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to introduce and apply technologies useful in our business to improve our consumer experience and operating efficiency, including advanced tea brewing technologies. There can be no assurance that we will able to adopt and apply new technologies effectively to respond to changing market conditions or consumer preferences in a cost-efficient and timely manner.

●	we may encounter problems when upgrading our technology infrastructure including our mobile mini program, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new products or services may only become evident when such products or services are made available to our entire consumer base. Therefore, our technology infrastructure, including our mobile mini program, may not function properly if we fail to detect or solve technical errors in a timely manner; and
●	our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

These and other events may lead to the unavailability of our mobile mini program, interruption of our supply chain and delivery, leakage or permanent loss of consumer data, interruptions or decreases in connection speed, or other events which would affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our consumers may be damaged and our consumers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may be subject to claims by consumers misled by information on our website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may divert management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of consumer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We may be subject to these types of attacks in the future. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and consumer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

We use software licensed from third parties. Our ability to provide consumers with a high-quality online experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.

We use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our mobile apps or reduced performance would affect the attractiveness of the services offered on our platform. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using the open-source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality provided by our platforms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.

We, our directors, shareholders, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claiming in relation to food safety, commercial, labor, employment, antitrust or securities matters, and may not always be successful in defending ourselves against such claims or proceedings.

We face potential liability, expenses for legal claims and harm due to our business nature. For example, consumers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Consumer Protection.” Sales of defective products may expose us to liabilities associated with consumer protection laws. Sellers are responsible for compensation on consumers’ loss even if the contamination of food is not caused by the sellers. Therefore, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety-related rules and regulations. Though we can ask the responsible parties for indemnity after that, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, antitrust, securities or other matters, which could adversely affect our reputation and results of operations. See “Item 4. Information on the Company—4.B. Business Overview — Legal Proceedings.”

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not but in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business. We generally experience fewer purchase orders during seasons when the weather is cold. Additionally, the market price of raw materials, and consequently, our cost associated with the procurement of raw materials may fluctuate throughout the year, affecting our results of operations and financial conditions. As such, our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations. We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund (collectively, the “Employee Benefits”). An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue and a late fee of up to 0.2% per day.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits.

As of the date of this annual report, we have not made full contributions to Employee Benefits for our employees, and we recorded accruals of RMB57.0 million and RMB57.0 million (US$8.2 million) as of December 31, 2024 and 2025, respectively, for the estimated unpaid amounts of Employee Benefits that we might be required to pay in our financial statements. We have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding social insurance contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. We might be subject to additional contribution, late payment fee and/or penalties imposed by the relevant PRC authorities if the third-party human resource agencies failed to pay the Employee Benefits for the relevant employees in full amount and/or in a timely manner, or if the validity of such arrangements are challenged by competent PRC authorities. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to strict regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including basic pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012, and its implementing rules that became effective in September 2008, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. If we are subject to severe penalties or incur significant legal fees in connection with labor-related laws and regulations, our business, financial condition and results of operations may be adversely affected.

Specifically, in the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, we engage dispatched workers from third-party employment agencies as teahouse staff. Pursuant to the Labor Contract Law and its amendments, dispatched workers may only be engaged for temporary, ancillary or substitute positions. We cannot assure you that the relevant governmental authorities will determine that our dispatched workers are engaged for temporary, ancillary or substitute positions. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, further provides that the number of dispatched workers an employer may use must not exceed 10% of its total labor force. As of December 31, 2025, the number of dispatched workers of some of our PRC subsidiaries and consolidated entities, as a percentage of their respective total employee count, has exceeded such threshold. While we expect to implement a plan to reduce the percentage of dispatched workers to below 10%, we cannot assure you that we will be able to find replacement for dispatched workers on a timely basis or without incurring significant additional labor and administrative costs. As a result, we could be ordered by the relevant labor administrative authorities to rectify within a specified period of time and could be subject to fines if the rectification is not completed in time to the authorities’ satisfaction. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. Additionally, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We have granted, and may continue to grant share options and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted the Public Company Share Incentive Plan, or the Plan, in February 2024 for the purpose of granting equity awards to employees and other individuals to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 28,061,349 Class A ordinary shares as of January 1, 2026. As of March 18, 2026, options to purchase a total of 6,864,017 Class A ordinary shares and restricted share units to receive ADSs representing 545,832 Class A ordinary shares (excluding any granted restricted share units that were subsequently forfeited) have been granted and remain outstanding under the Plan. Effective from and after the completion of our initial public offering, such share limit will be increased automatically on January 1 of a calendar year, if and when the Class A ordinary shares reserved as of December 31 of the immediately preceding calendar year account for less than 1% of the total then-issued and outstanding Class A ordinary shares on an as-converted basis on the same date, as a result of which increase the share limit immediately after each such increase shall equal 5% of the then issued and outstanding Class A ordinary shares on an as-converted basis on December 31 of the immediately preceding calendar year. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Equity Incentive Plan—Public Company Share Incentive Plan” for details. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of equity awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant equity awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investors’ confidence and the market price of our ADSs may be materially and adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. As described in our final prospectus dated April 16, 2025 issued in connection with our initial public offering, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024.

The material weakness identified is related to us not having sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAPP”) to (i) properly address complex accounting transactions, and (ii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP. For details, see “Item 15. Controls and Procedures—Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting.” As a result of these efforts, our management has concluded that our internal control over financial reporting as of December 31, 2025 was effective.

Commencing with our fiscal year ending December 31, 2026, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as we are no longer an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2026.

However, we cannot assure you that in the future our management or, if applicable, our independent registered public accounting firm will not identify material weaknesses during their audit of internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions.

We have limited insurance coverage for our operations.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although we have commercial general liability insurance that covers liabilities and damages arising from our operations, those insurances may not be able to cover all risks. Any uninsured risks and liabilities such as damages to or loss of properties may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition. In addition, food and beverage sectors in China have historically been the target of litigation and other proceedings that are costly distracting to the management attention. A judgment or other liability in excess of our insurance coverage for any such claims or any related adverse publicity could adversely affect our business and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics (such as the COVID-19 pandemic), and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general.

We face risks related to our international expansion, which may adversely affect our business.

As we enter new markets, we are subject to various regulatory regimes, including licensing, product approvals, foreign investment restrictions and evolving compliance requirements, which may be complex, time-consuming and costly to navigate. We may also face challenges in establishing local operations, managing supply chains, recruiting and retaining qualified personnel, and adapting our products and business model to local market conditions and customer preferences. In addition, our international operations expose us to risks relating to geopolitical tensions, trade restrictions, tariffs, currency fluctuations and differences in legal systems and enforcement practices. Failure to effectively manage these risks or to execute our international expansion strategy successfully could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Doing Business in China

The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us.

Most of our operating entities are incorporated under and governed by the laws of the PRC. In 1979, the PRC regulatory authority began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference.

Our PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may be determined on an ad hoc basis depending on the facts and circumstances. These unexpected changes may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, unexpected regulatory changes may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the ADSs. The Chinese government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. Therefore, investors of our company and our business face potential uncertainty from actions taken by the Chinese government affecting our business. For example, although our industry currently faces no foreign ownership restrictions in China, PRC regulatory authorities retain the authority to impose such limitations in the future. This could potentially invalidate our existing holding company structure and pose a risk of business operations disruption in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.”

Additionally, the Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the ADSs to significantly decline or become worthless. For more details, see “—We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.”

We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties. We may also face government inquiries, investigations or other actions under the complex and changing regulatory environment. As a result, we may experience difficulties and incur higher costs in rendering our existing services and delivering new services, which could in turn increase our costs and expenses, divert management time and attention, expose us to liabilities and impede our growth. All of these may materially harm our group’s business, financial condition, results of operations and prospects, as well as the value of the ADSs.

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list,” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry and/or disallow our holding company structure in the future, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of the ADSs. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A critical part of our business operations is located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, legal, economic and social conditions in China generally, and by continuous economic growth in China as a whole. The PRC economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy. In recent years, the PRC government has implemented economic reform measures may be adaptively adjusted from industry to industry or across different regions of the country. If the business environment in China changes, our business and its growth prospects may be adversely affected. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. PRC government regulates the economy through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us.

We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future overseas securities offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Fangda Partners, our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required under the M&A Rules to submit an application to the CSRC for its approval of our initial public offering and listing and trading of the ADSs on Nasdaq because the CSRC currently has not issued any definitive rule or interpretation concerning whether overseas offerings by us are subject to this regulation. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the Cybersecurity Review Measures, which were published on December 28, 2021 and came into effect on February 15, 2022, providing that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, providing that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our initial public offering and overseas listing pursuant to the Cybersecurity Review Measures. In addition to the Cybersecurity Review Measures, the Chinese government has introduced a wide range of laws and regulations on cybersecurity, data security, and personal information protection in recent years. For example, the PRC Cybersecurity Law, which came into effect on June 1, 2017 and was most recently amended on October 28, 2025, requires network constructors, operators, and service providers to implement cybersecurity protection measures and strengthen network information management. The PRC Data Security Law, promulgated on June 10, 2021, and effective since September 2021, outlines data security obligations for entities and individuals engaged in data processing activities. It also introduces a national security review procedure for data processing activities that may affect national security and imposes restrictions on the cross-border transfer of certain data. Similarly, the PRC Personal Information Protection Law, promulgated on August 20, 2021, and effective since November 1, 2021, establishes principles for the processing of personal information and imposes responsibilities on personal information processors. As of the date of this annual report, we are in compliance with the currently effective and applicable PRC laws on cybersecurity and data security in all material respects. On September 30, 2024, the State Council released the Regulations on the Management of Network Data Security (the “Regulations on MNDS”), which has come into force on January 1, 2025. The Regulations on MNDS is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Regulations on MNDS introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also establishes broader contractual requirements for data sharing between data handlers. We will continue to adopt relevant improvement measures to ensure effective protection and lawful utilization of data and personal information. While the currently effective laws and regulations in China regarding cybersecurity, data, and personal information protection do not have a material adverse impact on our business or offshore listing plan, constantly updated and stricter regulations may increase our compliance costs, alter our compliance obligations, and subject us to certain restrictions or regulatory penalties.

On February 17, 2023, the CSRC published the Overseas Listing Filing Rules, which came into effect on March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we are required to comply with the relevant requirements under the Overseas Listing Filing Rules in connection with our future overseas securities offerings.

The Overseas Listing Filing Rules provide that (i) any subsequent overseas offering of an issuer in the same overseas market or in other overseas markets be submitted to the CSRC within three business days after such offering is completed; (ii) after the completion of the listing, a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iii) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC the applicable filing materials within three business days after occurrence of such change.

Pursuant to the Overseas Listing Filing Rules, if a PRC-based company fails to comply with the filing procedure or otherwise violates the above mentioned requirements with respect to its overseas offering and listing, the CSRC shall order rectification, issue warnings to such PRC-based company and impose a fine of RMB1.0 million to RMB10.0 million on the company. In addition, management personnel and other persons directly responsible for the violations will be warned and fined between RMB0.5 million and RMB5.0 million. Controlling shareholders and actual controllers responsible for these violations will be fined between RMB1.0 million and RMB10.0 million.

We have completed the filings with the CSRC for our initial public offering and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on March 6, 2025. In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective as of March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. As of the date of this annual report, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with our initial public offering in this regard. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Where any entity or individual fails to fulfill the confidentiality obligations under the relevant PRC laws during the overseas issuance and listing of PRC-based companies, such entity or individual may be subject to legal sanctions, such as warnings, fines, and criminal liabilities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations relating to M&A Rules and Overseas Listings.”

Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our future financing activities, we may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.

It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, our senior executive officers and directors reside within China are PRC nationals. As a result, it may be challenging for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur on a timely basis. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the domestic PRC or Hong Kong or a PRC onshore or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the domestic PRC or Hong Kong due to limitations under applicable PRC laws and regulations on the ability of us or our subsidiaries to transfer cash outside of the PRC.

The payment of dividends or other distributions on equity from our PRC subsidiaries is subject to procedures put forward by the State Administration of Foreign Exchange of the PRC (“SAFE”) for cross- border transactions. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. For example, pursuant to the Arrangement between the People’s Republic of China and the Republic of Singapore for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Singapore resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Singapore resident enterprise receives from a mainland PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC entities, either as a loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries must be (i) registered with the local State Administration for Market Regulation with the information report submitted to the Ministry of Commerce of the PRC (“MOFCOM”) through the enterprise registration system, and (ii) registered with the local banks authorized by SAFE. Any foreign loan procured by our PRC entities is required to be registered or filed with SAFE or its local branches and any medium or long-term loan to be provided by us to our PRC entities must be registered with the National Development and Reform Commission of the PRC (“NDRC”). We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC entities. If we fail to receive such approvals or complete such registration or filing, we may subject to legal sanctions, such as regulatory talk, public warning, rectification order, and our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant procedures. With respect to loans to the PRC entities by us, (i) if the relevant PRC entities adopt the traditional foreign exchange administration mechanism (the “Current Foreign Debt Mechanism”), the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC entities; and (ii) if the relevant PRC entities adopt the Notice No. 9 Foreign Debt Mechanism, the upper limit of the outstanding amount of the loans shall be 200% of the net asset of the relevant PRC entities, which is increased to 250% of the net asset by the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the PBOC and SAFE in March 2020.

According to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promulgated by the People’s Bank of China on January 12, 2017 (the “PBOC Notice No. 9”) after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries as foreign-invested enterprises. Currently, our foreign-invested entities have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises (the “SAFE Circular 19”) effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) effective on June 9, 2016, allows foreign-invested enterprises (the “FIEs”) to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. Even though (i) the Notice on Further Promoting Cross- border Trade and Investment Facilitation, issued by the SAFE on October 23, 2019, allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied; (ii) the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, further allows to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts; (iii) the Notice of the SAFE on Further Deepening Reforms to Promote the Convenience of Cross-border Trade and Investment issued by the SAFE on December 4, 2023, further facilitates cross-border trade and investment and simplifies the payment and use of equity transfer funds under domestic re-investment and funds raised through overseas listing of FIEs; and (iv) The Circular of the State Administration for Foreign Exchange on Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing promulgated by the SAFE on September 12, 2025, cancels the registration of domestic re-investment by FIEs, provided that the special administrative measures for foreign investment access are not violated and the domestic investment projects are true and compliant, since these are relatively new, uncertainties still exist in relation to its interpretation and implementation.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five- year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by the NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with the MOFCOM, NDRC or their local branches.

Furthermore, the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Circular 7”). Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are and will be subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations Relating to Stock Incentive Plans.”

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that neither our company nor any of our subsidiaries established outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and there are still unresolved aspects regarding the understanding of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company (or any of our subsidiaries outside of China) is a PRC resident enterprise for enterprise income tax purposes, we (or such subsidiaries) may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In such case we would also be subject to PRC enterprise income tax reporting obligations.

If we are classified as a PRC resident enterprise, we would be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax will reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”). STA Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets by way of the offshore transfer of a foreign intermediate holding company. In addition, STA Circular 7 provides certain criteria on assessing reasonable commercial purposes and contains safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The State Taxation Administration of the PRC (“SAT”) Circular 7 also brings challenges to both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source (the “STA Circular 37”), which came into effect on December 1, 2017 and was most recently amended on June 15, 2018. STA Circular 37 further clarifies the practice and procedure of the withholding of non- resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or tax liabilities if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Circular 7 or STA Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings required under STA Circular 7 or STA Circular 37. As a result, we may be required to expend valuable resources to comply with STA Circular 7 or STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”). Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the 2021 Determinations, stating that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, which is headquartered in mainland China. The PCAOB subsequently vacated its previous 2021 Determinations. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ending December 31, 2025.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. A delisting of the ADSs would materially and adversely affect the value of the securities and may impact your ability to sell your ADSs.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations generally are challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. The United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries, with most of these actions taking place in early 2025. The U.S. tariff increases on goods from China are particularly high, with cumulative tariffs announced in early April 2025 on most goods of 145%. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products and took other regulatory measures aimed at the Unites States. On May 12, 2025, following bilateral negotiations, the United States and China jointly announced that each country would reduce its tariffs on goods of the other country by 115% for a 90-day period beginning May 14, 2025, and that the two sides would continue negotiations. In August 2025, both sides announced an additional 90-day extension till November 10, 2025, as negotiations continued. Following the U.S.-China leaders’ meeting on October 30, 2025, the United States and China announced steps to pause certain tariff escalations. On November 4, 2025, the U.S. President issued executive orders that, among other things, reduced the 20% “fentanyl-related” tariff under IEEPA for China down to 10%, effective November 10, 2025, and extended the suspension of heightened China-specific reciprocal tariff rate until November 10, 2026, thereby maintaining the reciprocal tariff rate at 10% on imports from China during that period.

Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our ADSs.

Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. On December 18, 2025, the U.S. Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), which will supersede the OISP, became law. The COINS Act is subject to a rulemaking process, which is required to be completed by March 2027, and there is substantial uncertainty regarding how the new law will be implemented.

These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenues, earnings and cash flows;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our products and services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We are involved in certain class action suits, which could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit and could harm our results of operations. Such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of ADSs to decline.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs. Our substantial shareholders may also enter into facility agreements from time to time, and the related facility agreements may have margin call provisions regarding our shares. Any sale or perceived sale of the shares into the market may cause the price of ADSs to decline.

Because we do not expect to pay dividends on annual basis, you must rely on a price appreciation of the ADSs for a return on your investment.

Although our board of directors had declared a one-time special cash dividend in November 2025, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends on annual basis. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADSs for the purpose of withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive dividends or other distributions on our ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.

The depositary of the ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law and our operations are based in emerging markets.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts of most other jurisdictions. As a result, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions outside China may be difficult or even impossible.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

Our current effective fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our current effective fourth amended and restated memorandum and articles of association contains provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	additions or departures of key personnel;
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and
•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, we currently plan to follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. In the future, we may rely on other exemptions provided by Nasdaq. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16G—Corporate Governance.” Because we choose to follow home country practice in the future, our shareholders will be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Although we believe we were not a passive foreign investment company, or PFIC, for 2025, due to our ADSs’ price fluctuations we cannot express any expectation regarding our PFIC status for our current or any future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the investor will generally be subject to adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (except for certain rents and royalties treated as derived in the active conduct of a trade or business for purposes of the PFIC rules). Cash and cash-equivalents generally are passive assets for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income and assets, including goodwill and other intangibles, and our characterization of certain categories of our income and assets as active income and assets for purposes of the PFIC rules, we believe we were not a PFIC for our 2025 taxable year. However, because of the decline in our market capitalization since our initial public offering, we cannot express any expectation regarding our PFIC status for our current or any future taxable years. We hold a substantial amount of cash and while this continues to be the case, our PFIC status for any taxable year will depend, in large part, on the average value of our goodwill and other intangibles, the value of which may be determined, in large part, by reference to our market capitalization, which as discussed above has been in decline and may continue to fluctuate. As a result, the average value of our goodwill, intangibles and other active assets may not be sufficiently large in relation to the average value of our passive assets for our current or future taxable years. Because our PFIC status for any taxable year is an annual determination, it can be made only after the end of the relevant taxable year. In addition, the U.S. Internal Revenue Service may not agree with our characterizations of certain categories of our income and assets as active income and assets for PFIC purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns the ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under since Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to, and currently intend to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that each of our compensation committee members must be an independent director;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In particular, as provided in Article 59(d)(ii) of our fourth amended and restated memorandum and articles of association, upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an Affiliate (as defined in the fourth amended and restated memorandum and articles of association) of Mr. Junjie Zhang, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an Affiliate of Mr. Junjie Zhang becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon our registration of such sale, transfer, assignment or disposition in the register of members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B ordinary shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition for the purpose of this Article unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an Affiliate of Mr. Junjie Zhang becoming a beneficial owner of the relevant Class B ordinary shares in which case all the related Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, and (iii) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person which is an Affiliate of Mr. Junjie Zhang shall not trigger the automatic conversion of such Class B ordinary shares into Class A ordinary shares as contemplated under this Article. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Due to the disparate voting powers associated with our dual-class share structure, Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, has different pecuniary interests and voting power with respect to our shares beneficially owned by him. As a result of the dual-class share structure and the concentration of ownership, Mr. Junjie Zhang will be able to determine the outcome of matters requiring shareholder approval, including those to be determined either by an ordinary resolution or a special resolution, such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. In addition, no shareholder holding less than one third of all votes attaching to our issued and outstanding shares entitled to vote at our general meetings can requisition an extraordinary general meeting. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Furthermore, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Forum selection provisions in our current effective amended and restated memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our fourth amended and restated memorandum and articles of association provide that the state or federal courts in the State of New York are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to the provisions of our articles of association. However, the enforceability of similar choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our fourth amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our fourth amended and restated memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our fourth amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands or Hong Kong from having jurisdiction over matters relating to our internal affairs.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement. The obligation and liability of the depositary and us are also limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement (including a cause of action arising under the Securities Act or the Exchange Act) or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the state or federal courts in the State of New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to those courts as a venue for any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our current effective amended and restated memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the federal district courts of the United States. The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares” for more information.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

We commenced our operations in 2017. In December 2020, Beijing Chagee Catering Management Co., Ltd., or Beijing Chagee, was established, and we currently conduct all of our business in China through Beijing Chagee and its subsidiaries. We do not use a variable interest entity structure.

We incorporated Chagee Holdings Limited, an exempted company with limited liability in the Cayman Islands, as our ultimate holding company in May 2023 in anticipation of our initial public offering and future capital raising from international investors.

In June 2023, we established CHAGEE HOLDINGS PTE. LTD., or Chagee Holdings Singapore, and CHAGEE INVESTMENT PTE. LTD., or Chagee Investment, under the laws of Singapore as intermediary holding companies. Chagee Holdings Singapore owns 100% of the equity interest in Chagee Investment, and Chagee Investment acquired 100% of the equity interest in Beijing Chagee through a series of transactions completed in October 2023.

Through a series of transactions completed in December 2023, which we refer to collectively as the “Restructuring”, the then-shareholders of Beijing Chagee (or their designed affiliates) received ordinary shares, Series A and B preferred shares of Chagee Holdings Limited, as applicable, in proportion to their respective equity interests in Beijing Chagee immediately prior to the Restructuring and with substantially the same terms.

In 2023, we established CHAGEE GROUP (SEA) PTE. LTD. in July and Tea Explorer Pte. Ltd. in November, both under the laws of Singapore, through which we operate our business in Southeast Asia. In November 2023, we established Chagee Holdings (UK) Limited under the laws of the United Kingdom, through which we operate our business in the United States and intend to explore expansion opportunities in other American markets.

In April 2025, we completed an initial public offering in which we offered and sold an aggregate of 16,886,589 Class A ordinary shares in the form of ADSs. Upon the initial public offering, all of our then issued and outstanding preferred shares were automatically converted into Class A ordinary shares on a one-for-one basis. On April 17, 2025, the ADSs began trading on the Nasdaq Global Select Market under the symbol “CHA.”

Our Corporate Information

Our corporate headquarters is located at Tower B, Hongqiao Lianhe Building, No.99 Kaihong Road, Changning District, Shanghai the People’s Republic of China. Our telephone number at this address is +86 186 8893 0014. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://investor.chagee.com.

Recent Regulatory Development

Implications of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor which is headquartered in mainland China. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. For more details, see “Item 3. Key Information—3.D. Risk Factors — Risks Relating to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

PRC Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. Additionally, where the relevant activity affects or may affect national security, a “critical information infrastructure operator (“CIIO”)” that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review.

As announced by the CAC, the China Cybersecurity review, Certification and Market Regulation Big Data Center is entrusted by the Cybersecurity Review Office and under its guidance, to undertake specific work of the cybersecurity review such as receipt of materials and formal review of such materials and setup a hotline or the consultation regarding cybersecurity review. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our initial public offering and overseas listing pursuant to the Cybersecurity Review Measures.

PRC CSRC Filing and Reporting Requirements

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect on March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we were required to comply with the relevant requirements under the Overseas Listing Filing Rules in connection with our initial public offering.

The Overseas Listing Filing Rules provide that (i) any subsequent overseas offering of an issuer in the same overseas market or in other overseas markets be submitted to the CSRC within three business days after such offering is completed; (ii) after the completion of the listing, a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC the applicable filing materials within three business days after occurrence of such change.

Pursuant to the Overseas Listing Filing Rules, if a PRC-based company fails to comply with the filing procedure or otherwise violates the above mentioned requirements with respect to its overseas offering and listing, the CSRC shall order rectification, issue warnings to such PRC-based company and impose a fine of RMB1.0 million to RMB10.0 million on the company. In addition, management personnel and other persons directly responsible for the violations will be warned and fined between RMB0.5 million and RMB5.0 million. Controlling shareholders and actual controllers responsible for these violations will be fined between RMB1.0 million and RMB10.0 million.

We have completed the filings with the CSRC for our initial public offering and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on March 6, 2025. Our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. However, given the Overseas Listing Filing Rules are relatively new and may be further updated, we cannot assure you that we will be able to complete such filings in a timely manner and fully comply with such rules in connection with our initial public offering or our continued listing overseas and our overseas securities offerings in the future. As of the date of this annual report, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with our initial public offering in this regard. For details of the associated risks, see Item 3. Key Information—3.D. Risk Factors — Risks Relating to Doing Business in China — We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.” As the regulatory environments continue to evolve, we will continue to closely monitor developments in the PRC regarding requirements of the CSRC, the CAC, or other PRC regulatory authorities in connection with overseas listings and securities offerings.

Permissions Required from the PRC Authorities for Our Operations and Overseas Listing

We are required to obtain certain licenses, permits and approvals from, and complete certain registrations and filings with relevant governmental authorities in China, including but not limited to the CSRC and the CAC, in order to operate our business and conduct future overseas equity financing.

With respect to our business operations, our PRC subsidiaries must (i) file commercial franchiser registrations with the Department of Commerce of the PRC to operate franchise businesses, (ii) obtain food operation licenses from the Administration for Market Regulation of the PRC for our company-owned teahouses in China, (iii) complete the applicable as-built acceptance fire safety filings and inspections for certain leased properties designated as public gathering premises, such as company-owned teahouses, and (iv) make the relevant filings with local authorities in China to distribute prepaid gift cards. After consulting with our PRC legal counsel, Fangda Partners, as of the date of this annual report, except as described otherwise below and under “Item 3. Key Information—3.D. Risk Factors  — Risk Relating to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations,” we believe our PRC subsidiaries have obtained all requisite licenses, permits and registrations from the PRC government authorities for our business operations in China, and none of these licenses, permits and registrations were denied previously.

Specifically, to the extent we open a new company-owned teahouse, we may or may not be required to complete the as-built acceptance check on fire prevention or the fire safety filing upon completion of its construction, and the fire safety inspection before it commences operations, depending on local regulations, which vary across different cities based on factors including teahouse size and renovation. As of the date of this annual report, some of our company-owned teahouses have not completed the required as-built acceptance fire safety filing and fire safety inspection. Teahouses that fail to complete the required as-built acceptance fire safety filings may be ordered to rectify and be subject to fines up to RMB5,000 per teahouse, and teahouses that operate without passing the fire safety inspection may be ordered to discontinue operations and may be subject to a fine up to RMB300,000 per teahouse. We are in the process of rectifying the above non-compliance incidents with respect to our company-owned teahouses. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements. Due to uncertainties in law interpretation and enforcement, as well as potential regulatory changes, we may need to secure additional approvals, licenses, or registrations for future operations. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors — Risk Relating to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.”

With respect to our initial public offering and overseas listing, we have applied for and completed a cybersecurity review pursuant to the Cybersecurity Review Measures; and we have also completed the filings with the CSRC and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on March 6, 2025. See “— PRC Cybersecurity Review” and “— PRC CSRC Filing and Reporting Requirements” above for details.

We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this annual report, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. If we inadvertently concluded that any permission or approval was not required, we could be subject to administrative penalties as provided in relevant PRC laws and regulations, as if such permission or approval were not obtained.

Administrative penalties or other legal consequences vary based on the provisions of the relevant laws and/or regulations that are inadvertently breached. For more information, see “Item 4. Information on the Company—4.B. Business Overview—Regulation.” In addition, there remains substantial uncertainty as to what the consequences would be in the event of a change in laws, regulations, or interpretations, which largely depend on the specific rule-making. While we continue to keep abreast of regulatory developments in China, our business may be disrupted and our results of operations may suffer if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements. We cannot guarantee that we and our subsidiaries are able to obtain or maintain requisite permissions or approvals at all times or that we will be in full compliance with any new laws and regulations. Any non-compliance may lead to orders requiring us to rectify, suspend, or terminate illegal actions or services by regulatory authorities, accompanied by significant penalties. We may also face government inquiries, investigations, or other actions due to the complex and evolving regulatory landscape. Consequently, we may encounter operational challenges, increased costs, diversion of management resources, liabilities, and growth impediments, all of which could materially impact our business, financial condition, results, and the value of the ADSs. See “Item 3. Key Information—3.D. Risk Factors Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us.”

After consulting with our PRC legal counsel, Fangda Partners, save as disclosed above, we are not required to obtain any other permission or approval from regulatory authorities in China to operate our business or maintain our overseas listing as of the date of this annual report.

Cash Flows through Our Organization

We currently do not have cash management policies that dictate how funds are transferred between Chagee Holdings Limited and its subsidiaries, and its shareholders and ADS holders. Cash is usually transferred within our group in the following manner: (i) funds may be transferred to Chagee Investment and Chagee Holdings (UK) Limited, and further to their respective subsidiaries, from Chagee Holdings Limited as needed through Chagee Holdings Singapore in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Chagee Investment and Chagee Holdings (UK) Limited to Chagee Holdings Limited through Chagee Holdings Singapore.

In the years ended December 31, 2023, 2024 and 2025, Chagee Holdings Limited did not transfer any cash to or from any of our PRC subsidiaries, except for the cash transfers within our group in connection with the Restructuring. In 2023, (i) shareholder loans totalled US$5.5 million, US$250 thousand and US$20 thousand from Chagee Holdings Limited to Chagee Investment, Chagee Holdings Singapore and Chagee Group (SEA) PTE. LTD., respectively, and (ii) capital contributions totalled RMB36.9 million from Chagee Investment to Beijing Chagee, see Note 1 (b) to our consolidated financial statements included elsewhere in this annual report. In the future, cash proceeds raised from overseas financing activities may be transferred by Chagee Holdings Limited through Chagee Holdings Singapore and Chagee Investment to Beijing Chagee, via capital contribution and shareholder loans, as the case may be. Beijing Chagee then will transfer funds to its subsidiaries to meet the capital needs of our business operations in China.

The ability of Chagee Holdings Limited to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries, particularly our PRC subsidiaries that conduct a significant portion of our business operations. Certain of our PRC subsidiaries have issued dividends or distributions to their respective domestic holding companies. In 2025, we have also paid special dividend of US$0.92 per ordinary share or ADS to our shareholders/investors.

However, there could be limitations on our ability to transfer cash between Chagee Holdings Limited and its subsidiaries, and investors of our company. For example, PRC regulations only allow our subsidiaries to pay dividends from their accumulated profits. Furthermore, each PRC subsidiary must allocate 10% of after-tax profits annually to a statutory reserve, until it equals 50% of the subsidiary’s registered capital, which are not distributable as dividends. In addition, dividend payments or other equity distributions are subject to SAFE procedures for cross-border transactions. The Enterprise Income Tax Law imposes a withholding tax rate of up to 10% to dividends paid by Chinese companies to non-PRC resident enterprises, unless exemptions or reductions are granted. If our PRC subsidiaries incur debt in the future, the debt instruments may limit their ability to pay dividends or make distributions to us, potentially affecting our liquidity. Additionally, investors should be aware that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our subsidiaries by the PRC government to transfer cash. Any restrictions on our subsidiaries’ ability to pay dividends or make other payments to us could significantly impede our growth, investment opportunities, acquisitions, dividend payments to our investors, and overall business operations. On the other hand, transferring funds to our PRC subsidiaries, whether as loans or increases in registered capital, requires approvals, registrations, or filings with relevant PRC regulatory authorities. Obtaining these approvals or completing registrations or filings in a timely manner for future capital contributions or foreign loans from us to our PRC subsidiaries may be uncertain or delayed. Furthermore, funds transferred to our PRC subsidiaries are subject to foreign exchange restrictions, including limitations on loan amounts and usage, as per relevant PRC laws and regulations. For additional information about the applicable PRC regulations and rules relating to such cash transfers through our group and the associated risks, see “Item 3. Key Information—3.D. Risk Factors— Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

4.B. Business Overview

Our Company

CHAGEE is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Its creation, in 2017, was inspired by how international coffee chains have made coffee drinking both a worldwide lifestyle and a social concept since the 1970s. This success has made us believe that tea drinking needs to be transformed too — and led us to use the power of technology and brand to make tea drinking a modern-day experience that connects people and cultures around the world.

Universally Appealing Core Menu

At CHAGEE, we persistently explore and create tea drink recipes that embody purity and a timeless appeal to the diverse palates of a broad spectrum of consumers. This strategic focus anchors the development of our simple core menu.

We use advanced extraction technology to accentuate the pure taste of tea and enhance its depth of flavor through meticulous blending. This technique results in a differentiated, delicious taste of freshness and healthiness that has the ability to transcend time and cultures, captivating consumers worldwide. In 2023, 2024 and 2025, approximately 87%, 91% and 89% of CHAGEE’s GMV generated within China, respectively, were attributed to our signature tea latte products, with approximately 57%, 61% and 54% of GMV generated within China derived from our top three best-selling tea lattes.

Focusing on a simple core menu also makes it easier for us to ensure product quality, consistency, and convenience through more concentrated, streamlined, and efficient supply chain management as well as highly automated tea preparation processes. This ultimately leads to improved operational efficiency and service quality of our expansive teahouse network.

Modernity Powered by Technology

We are committed to operational efficiency and excellence, which is underpinned by our cutting-edge “tea tech” initiatives. Using digital and automation technologies, we empower every crucial aspect of our operations, from product development to supply chain management, and from consumer engagement to storefront operations.

We collaborate creatively with our supply chain partners to co-develop automated tea-making machines, heralding the modernization of the century-old tea industry. The application of customized equipment allows our in-store crew to make every cup of CHAGEE drink with consistent quality and taste. Across our teahouses in China and overseas, this level of automation allows us to ensure consistent quality control, enhance store productivity, reduce consumer wait times, and ultimately, elevate the overall tea-drinking experience.

Our strength in digitalization allows us to achieve what we define to be the “Five Things Online” — drinks preparation, consumer and partner relationships, supply chain, store lifecycle management, and payments. Essentially, this approach enables us and our franchise partners to run teahouses online, with centralized operations, automated replenishment, and fully integrated management of both franchised and company-owned teahouses. The resulting data insights are organically and intelligently fed into digitalized operations, creating a positive feedback loop that fosters more efficient and closer-knit collaborations with our franchise partners.

The seamless integration of these technologies enables our franchise partners to make better tea drinks for consumers and operate their teahouses smartly and more efficiently. It also allows us and our franchise partners to focus more on consumer services to deliver a compelling experience.

Effectively Managed Teahouse Network

As of December 31, 2025, our CHAGEE brand encompasses a vast, growing network of 7,453 teahouses, including 7,108 teahouses covering 32 out of 34 province-level divisions across China and 345 teahouses overseas. Of our extensive teahouse network, 6,838 are franchised and 615 are company-owned.

We take pride in our strong ability to manage and scale a franchise network both across China and in a growing number of overseas markets. This ability is rooted in a strong oversight approach that focuses on effective, centralized management of our franchise network in accordance with our uniform standards in product quality, supply chain management, and consumer service excellence.

Our ability to effectively manage our growing teahouse network is manifest in our strong operating results:

●	Number of teahouses. The number of our teahouses from 3,511 as of December 31, 2023 to 6,440 as of December 31, 2024 and further to 7,453 as of December 31, 2025.
●	GMV. Our total GMV generated in China and overseas increased by 172.9% from RMB10,792.8 million in 2023 to RMB29,457.7 million in 2024, and further increased by 7.2% to RMB 31,582.3 million in 2025.
●	Financial performance. Our net revenues increased by 167.4%, rising from RMB4,640.2 million in 2023 to RMB12,405.6 million in 2024. In 2025, our net revenues further increased to RMB12,907.4 million (US$1,845.7 million), representing a 4.0% year-over-year increase compared to 2024. Our net income grew by 213.3%, increasing from RMB802.6 million in 2023 to RMB2,514.6 million in 2024, and decreased to RMB1,186.3 million (US$169.6 million) in 2025. As of December 31, 2025, we recorded a working capital surplus of RMB6,000.5 million (US$858.1 million), compared to RMB3,141.7 million as of December 31, 2024.

The Chagee Product Family

●	Our Menu

We focus on the development of iconic products that redefine the modern-day tea-drinking experience and consistently captivate and resonate with our consumers. At CHAGEE, consumers are indulging in this quintessential modern-day tea-drinking experience with our curated selection of freshly-made tea drinks. Our products are known for their authentic taste of fresh, premium tea, making every sip a bliss to all tea lovers.

Signature tea latte. According to iResearch, we are the first brand in China’s premium freshly-made tea drinks industry to create the tea latte category, establishing ourselves as a trailblazer within our industry. Seven choices of tea latte crafted from fine tea leaves and creamy steamed milk make up our core product offering, which is a comforting treat for any time of day. Similar to coffee latte, our expertly brewed tea provides a perfect balance of flavor, enhanced by the delightful taste with the smooth and velvety texture of premium steamed milk. Different tea bases are at consumers’ choice to suit everyone’s taste buds. For example, Jasmine Green Tea Latte, our signature tea latte product, has garnered immense and continuously growing popularity among our consumers. We use a premium jasmine green tea sourced from Hengxian, China, the renowned hometown of jasmine tea in China, to create a smooth, soft and subtle earthy tone favored by consumers of different age groups.

Through a simple yet harmonious blend of premium tea and fresh milk, our tea latte product family appeals to a wide range of consumers, especially those who adore the pureness and simplicity of flavors that linger long after every sip. All of our top three best-selling tea drinks in terms of GMV generated in China and overseas in 2023, 2024 and 2025 are tea latte products.

Teapuccino. We blend various flavors of tea with fresh milk, and then top it off with a velvety layer of whipped cream to make our creative teapuccinos. To elevate the indulgence, we also offer consumers the option to transform their teapuccinos into refreshing frappes with the addition of ice. This playful twist adds an element of fun and diversity to our menu, ensuring delightful consumer experience. Below pictures illustrate our teapuccino products.

Teaspresso. Inspired by coffee espresso, we unveiled our latest creation: the innovative teaspresso product series. Using advanced teaspresso-making machines, we harness the power of pressurized hot water coursing through finely ground tea to extract concentrate, resulting in a rich and intense tea flavor. Consumers delight in the full-bodied flavors of our tea latte and tea frappe crafted with our teaspresso.

Other creative tea drinks. As a complement, we also offer a range of specialty tea drinks available in certain regional markets, such as vitality fruit teas, catering to consumers’ varying preferences across geographies.

●	How We Develop Our Products

Our passion for crafting refreshing, healthy and tasteful tea drinks is reflected in our expanding product family, which is designed to cater to the diversified tastes and preferences of our consumers in China and overseas. Product and menu development and innovation are essential to our success, and we are constantly exploring new ideas and technologies to bring consumers the very best in tea.

Our product development team consists of 71 tea experts who are constantly exploring new flavor combinations, experimenting with innovative brewing techniques, and sourcing the highest quality ingredients to ensure that our products stand out from the crowd.

Our tea drink recipes are meticulously curated to cater to the discerning palates of our consumers. This is achieved through a comprehensive process that involves extensive market research, advanced analysis of consumer consumption patterns and scenarios, and a deep understanding of prevailing industry trends. To bring forth innovative products, we embark on multiple rounds of test blending, relentlessly pairing premium Chinese tea bases with fresh milk and other high-quality ingredients to discover the perfect combination.

Before introducing a new product, we subject the product to rigorous internal and external sample testing, gathering real-time feedback from both our employees and consumers. These feedbacks help us fine-tune the recipes, ensuring optimal taste and texture. Once the plan receives final approval, we rely on the support of our robust supply chain center to ensure a stable supply of essential ingredients for the new offering.

Furthermore, we leverage the expertise of our in-house branding and marketing professionals to develop a holistic promotion plan for the new product, while working closely with our operational center to create standardization manuals and employee training courses, preparing all fronts for the seamless launch of the new addition to our CHAGEE product family.

With 22, 15 and 25 new products launched in 2023, 2024, and 2025, respectively, we are proud of our ability to continue to innovate. In the second quarter of 2025, we launched the well-received Lychee Black Tea Latte, which showcased strong first-week sales. Moreover, the limited-time return of Melon Oolong Tea Latte proved highly popular, ranking prominently among the quarter’s most favored products. In December 2025, our new product Signature Pu-Erh Tea achieved notable success in attracting our returning customers and re-engaging our long-term members. In addition, we continuously enhance the recipes of our existing tea drinks, ensuring that their flavors and textures consistently captivate and delight our consumers. For example, our beloved signature tea latte, Jasmine Green Tea Latte, has undergone over ten rounds of meticulous upgrades, with Jasmine Green Tea Latte (Floral) officially introduced in November 2025, each aimed at refining its taste and elevating the tea-drinking experience it delivers.

The Chagee Teahouse Network

Our Growing Teahouse Network

We opened the first CHAGEE teahouse in Yunnan, China in November 2017, and have since expanded our teahouse network rapidly in China and globally. As of December 31, 2025, we had 7,453 CHAGEE teahouses within our network, including 7,108 teahouses covering 32 out of 34 province-level divisions across China and 345 teahouses overseas.

Originating from Yunnan, we embarked on a journey to expand our brand presence into neighboring regions within Southwestern China, encompassing vibrant markets such as Sichuan and Guizhou. Today, we have successfully deployed a nationwide network of teahouses, spreading the spirit of joy-filled tea cups to our consumers throughout China. Our CHAGEE teahouses in China are mainly located in the most economically dynamic regions, particularly in the new tier-1 cities and tier-2 cities, where consumer demand for our products is strong and growing. The following table sets out a breakdown of CHAGEE teahouses by geographic location as of the dates indicated.

	As of December 31,
	2023	2024	2025
Number of teahouses
China (by region)
Southwestern China	1,108	1,339	1,361
Eastern China	1,054	1,945	2,124
Central China	554	1,178	1,330
Southern China	438	953	1,114
Other regions in China(1)	262	869	1,179
Sub-total	3,416	6,284	7,108
Overseas locations
Malaysia	82	148	217
Singapore(2)	11	6	33
Thailand	2	2	27
Indonesia	—	—	36
Philippines	—	—	9
Vietnam	—	—	20
United States	—	—	3
Sub-total	95	156	345
Total	3,511	6,440	7,453

Notes:

(1)	Refers to other regions in China except Southwestern China, Eastern China, Central China and Southern China, including Hong Kong, SAR.
(2)

In early 2024, we voluntarily terminated all then existing franchised teahouses in Singapore to recalibrate our branding and expansion strategy in this market. Following this strategic change, we had launched six company-owned teahouses in prime locations in Singapore up to December 31, 2024.

We intend to further expand and densify our teahouse network both in China and overseas. In 2025, we entered four new markets, Indonesia, the United States, Vietnam, and the Philippines. Currently, our overseas footprint covers seven countries, Singapore, Malaysia, Thailand, Indonesia, Vietnam, Philippines, and the United States. In 2025, 1,013 new CHAGEE teahouses have opened in China and globally. As we have continued to scale and expand the scope and density of our store network across China, our store-level performance in China transitioned to a more moderated phase in 2025, as reflected in the decrease in average monthly GMV per teahouse in China in recent quarters and the deceleration or decline in quarterly same-store GMV growth. See also “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Operating Data,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to successfully manage our growth or if our growth rate declines, our business and prospects may be materially and adversely affected.”

As of December 31, 2025, 6,838 of our teahouses were franchised ones, with the remaining 615 being owned and operated by ourselves. We leverage our effective franchise business model to rapidly expand our teahouse network in a less capital-intensive manner. These franchise partnerships also provide valuable access to local resources and operating know-how, enabling us to elevate the performance of our franchised teahouses. By working closely with our franchise partners, we are able to better understand and cater to the unique needs and preferences of local consumers, ultimately driving the success of our business in each market.

Teahouse Site Selection

Most of our CHAGEE teahouses are strategically situated in prime locations with high consumer traffic, such as the entrances and exits of premier shopping malls or along major commercial streets. We and our franchise partners meticulously scout each potential location to ensure that it is situated in the local hub of community activities with high pedestrian traffic, considerable commercial density, reputable co-tenants, and other such features, including proximity to tourist attractions and major office buildings or residential blocks.

With respect to our company-owned teahouses, our strategic expansion team at city branches usually conducts in-depth market research to identify potential store sites that meet our rigorous standards. With respect to franchised teahouses, our franchise partners take charge of identifying and proposing potential store sites, which are subsequently subject to our approval.

Before we approve a location for development, we diligently review that location’s demographics, site accessibility, visibility, traffic volume, the surrounding mix of residential, retail, and commercial establishments, competitive landscape, and rental market dynamics, among other factors.

Teahouse Design and Construction

A typical CHAGEE teahouse is between 60 and 80 square meters in size with interior seating for approximately 20 guests. Meticulously decorated with a modern and upscale design, our latest teahouse model has been thoughtfully designed to create a minimalist aesthetic space that exudes relaxation and comfort and invites a moment of tranquility. Soft lighting, calming colors, and thoughtfully arranged seating areas all contribute to an atmosphere that encourages our consumers to slow down, savor each sip, and engage in meaningful conversations.

We install the necessary machines and equipment in each of our teahouses, which include our teaspresso-making machines, tea grinders, and automated tea making machines, all designed to preserve and accentuate the exquisite aromas and flavors of our CHAGEE teas. With these tea machines and tools at disposal, our store staff are able to consistently make each cup of tea with high precision and uncompromising quality in a matter of seconds. Not only does this ensure a delightful and immersive tea-drinking experience for our consumers, but it also enhances our operational efficiency at the storefront level. Moreover, the use of these advanced tea machines helps ensure the preservation of our tea drink recipes and control the quality of our tea drinks. By following standardized brewing parameters and utilizing automated systems, we maintain the exact balance of flavors and ingredients that make our CHAGEE tea truly special. This not only safeguards the integrity of our brand but also guarantees that every consumer receives the same exceptional taste and quality with each visit.

Teahouse Management

As we strive to steadily increase our business scale and expand our teahouse network, we have developed a comprehensive set of rigorous policies and procedures to effectively manage the steady growth of our teahouse network. Our objective is to maintain consistency in the quality of our products and services, operate CHAGEE teahouses efficiently and effectively, and achieve substantial economies of scale. These policies and procedures encompass various key areas of day-to-day store operations, from procurement of raw materials to recruitment and training of staff, from logistics infrastructure to warehousing and quality control, and from management to legal and regulatory compliance.

Franchise Network Management

Most of our teahouses operate under the franchised model. As of December 31, 2025, we had 7,453 CHAGEE teahouses, of which 6,838 are franchised. As of the same date, there were 3,416 domestic franchise partners with which we have entered into franchise contracts. We are not dependent on any particular franchise partners. Revenues from our five largest franchise partners by revenue contribution, which includes franchise fees and other service fees received directly from these franchise partners, as well as sales of products to the teahouses owned and operated by these franchise partners, in aggregate accounted for approximately 4%, 2% and 1% of our total revenues in 2023, 2024 and 2025 respectively.

To ensure consistent product quality and exceptional consumer service across all our teahouses, we have implemented a comprehensive set of standardized operating procedures and protocols that serve as the foundation of our franchise network. These guidelines cover every aspect of teahouse operations, from the sourcing of ingredients to the preparation of our tea drinks, and from staff training to consumer engagement. By establishing these robust procedures, we guarantee that every consumer receives the same high-quality experience regardless of which CHAGEE teahouse they visit.

In our commitment to continuous improvement and efficiency, we have embraced digitalization to enhance our management and monitoring of our franchised teahouses. Through the integration of advanced digital tools and technologies, we have gained real-time insights into the performance and compliance of each teahouse in our network. This digitalization enables us to monitor key metrics, such as sales performance, consumer feedback, and inventory levels, allowing us to address any issues promptly and proactively. By harnessing data analytics and automated reporting systems, we can identify trends, make informed business decisions, and ensure adherence to our operational standards.

Moreover, digitalization has facilitated seamless communication and collaboration between our corporate team and our franchise partners. We can easily share updates, provide training materials, and exchange best practices, fostering a strong partnership and a shared commitment to success. Through our strong oversight management approach and digitalization efforts, we uphold the highest standards of quality and service in our franchised teahouses. This allows us to create a consistent and exceptional experience for tea lovers across our rapidly growing network.

Franchise partner qualifications. We use a robust, multi-faceted franchisee selection process to ensure that we bring on board quality franchisees who share our brand vision and philosophy. To this end, we consider factors such as the franchisee’s reasons for entering the franchise, financial strength, alignment with our brand philosophy, work and industry experience and management skills when selecting our franchise partners. In addition, our franchise partners must be able to obtain the qualifications and licenses necessary for the operation of the franchised stores, including the local business licenses, tax registration, food business permits, health certification or other necessary administrative licenses, qualifications, certifications or filings.

Franchise contracts. We enter into a franchise contract with each of our franchise partners, which typically has a term of one to three years, subject to annual renewal options upon mutual agreement. We have the unilateral right to terminate the franchise contracts in the event of material breaches of contract by our franchise partners, such as sub-franchising the teahouses to other persons and engaging in competing business. In such circumstances, we also have the right to deduct from the franchise deposit collected and claim liquidated damages against the franchise partners. Our franchise partners could only effect the early termination of the franchise contract by giving advanced written notice. We are also entitled to a right of first offer to take over any franchised teahouse if the franchise partner decides to discontinue the franchise. This right allows us to safeguard and maintain the integrity and growth of our franchise network. The franchise contract further stipulates that franchise partners are responsible for any damages, liabilities, or losses caused by their actions or failure to comply with the franchise contract or relevant local laws or regulations. In addition, the franchise partners are responsible for resolving labor disputes, customer complaints and food safety violations at their respective teahouse. If these issues cause damage to our brand reputation or result in us having to pay fines or damages to third parties, we have the right to seek indemnification from the relevant franchise partners.

Fee arrangements. We generally collect a fixed initial franchise fee from our franchise partners. Once a franchised teahouse opens, we charge the franchise partner a monthly royalty typically computed by applying a certain percentage to GMV generated by a franchised teahouse, including trademark licensing fees, promotional service fees, supply chain management service fees, technology service fees, and operations management fees. Additionally, we employ a centralized procurement system to maintain consistent product taste and quality, and charge our franchise partners for the purchase of the procurement of store supplies. We collect the franchise deposit at a fixed amount from our franchise partners at the beginning of the franchise term to ensure they are motivated to fully comply with the terms of our franchise contracts. We are contractually not obligated to, and we usually do not, provide financing to our franchise partners.

Teahouse operation management. Prior to the opening of a teahouse, our franchise partners are responsible for identifying and proposing suitable teahouse sites for our approval, constructing and renovating the teahouses at their own expenses in accordance with our unified store design guidelines, and obtaining requisite approvals, licenses and permits. We typically require our franchise partners to strictly follow our stringent standard operating procedures and protocols covering crucial aspects such as business hours, product pricing, food preparation, store disinfection and sterilization, consumer service, as well as social media and public relations management. By implementing these standards and requirements, we aim to ensure consistency and excellence across all our franchised teahouses.

Performance assessment. In order to uphold our stringent standards and requirements across our franchised teahouses, we conduct regular and ad hoc on-site inspections. These assessments encompass various aspects, including product quality, service delivery, consumer satisfaction, hygiene, and compliance, among others. Based on their overall performance, our franchised teahouses are classified into four different grades. For under-performing teahouses, we take proactive measures to improve their operations. In cases where a franchised teahouse falls within the lowest two grades and fails to rectify its performance within a specified period, we deploy a dedicated team to provide on-site supervision of daily operations. In exceptional circumstances where a franchised teahouse consistently falls short of our standards and requirements, we may enforce our contractual right to require store closure and terminate our relationship with the franchisee.

Human resources management. Our franchise partners assume the responsibility of recruiting and retaining staff for their teahouses, including covering the costs associated with onboarding and ongoing training programs facilitated by us. To foster a shared alignment with our corporate values, we offer a unique opportunity for exceptional store staff from our franchised teahouses to be recruited and pursue a promising career within our company. This approach serves as a strong incentive for outstanding performers within our franchise network, allowing them to further grow and thrive within our organization.

Non-competition. Our franchise partners are contractually prohibited from engaging in any business that is potentially competing with ours within the contract term, either on its own or through partnership or franchise relationships with others.

Brand licensing. To ensure a consistent and recognizable brand identity, we authorize our franchised teahouses to use our relevant CHAGEE brand name, logo and trademarks in accordance with our brand use guidelines throughout the duration of the contract.

We Value Our Consumers

Consumers are at the heart of our success. Leveraging our extensive teahouse network and strong technology capabilities, we stay connected with our consumers.

Enjoy Our Tea Drinks Anytime, Anywhere — Our Mobile Mini Program and Online Presence

We have developed a mobile mini program which provides a seamless and fun consumer purchase experience with user-friendly interfaces. Consumers can use our mobile mini program to easily find the nearest teahouse, place orders at their fingertips without physically queuing in teahouses, make payments online, and receive real-time updates on the status of their orders.

Our mobile mini program seamlessly caters to the needs of our consumers, offering both pick-up and delivery options. When placing orders online, consumers are presented with the choice between these two options and our mobile mini program will intelligently recommend the nearest teahouse based on their proximity. Consumers may also explore and select from other store options of their choices.

To enable our consumers to enjoy our freshly-made tea drinks at work or at home, we prioritize providing them with speedy and reliable delivery services. We collaborate with trusted third-party delivery companies and have integrated our online presence with their delivery networks across various online platforms. This integration enables us to optimize order-rider matching based on our teahouse location, consumer location, and real-time location of delivery riders, while also monitoring and tracking the delivery process.

In addition to our mobile mini program, our exquisite tea drinks are also made available through reputable third-party online delivery platforms. As the number of users of our mobile mini program continues to rapidly increase, we expect to gain valuable insight into our consumers’ consumption patterns. This will allow us to analyze their preferences and refine and develop our menu and services to better meet their evolving needs.

Joining Us — CHAGEE Membership Program

In September 2021, we officially introduced our CHAGEE membership program to better engage and understand our extensive consumer base. Through this program, members can accumulate points by making purchases at any CHAGEE teahouse or via our mobile mini program. Users may enroll in our membership program through various channels, including our mobile mini program and third-party platforms.

On December 31, 2025, we upgraded our membership program, refining the membership tiers and corresponding benefits. The program now comprises six membership tiers, each determined by a member’s spending over a one-year cycle. Each tier provides differentiated benefits and privileges, enabling us to deliver greater value and more tailored experiences to our members. As members advance to higher levels, we credit their membership accounts with coupons for use at our teahouses. Points earned through the program can also be redeemed for certain products at no cost.

As of December 31, 2025, our membership program amassed over 238 million registered members and active members totaled approximately 44.7 million for the quarter ended December 31, 2025. In 2025, the total number of orders from members with two or more purchases accounted for approximately 89.4% of the total number of orders.

Consumer Opinions Matter

We value consumer opinions and encourage them to share their feedback through reviews. We regularly and closely analyze consumer feedback to identify areas of improvement, addressing any issues of dissatisfaction and enhancing our products and services accordingly.

In addition, we use consumer feedback as a significant performance indicator when evaluating individual store performance, incentivizing our storefronts to maintain exceptional consumer services. Our commitment to listening to our consumers enables us to continuously provide an exceptional and personalized consumer experience.

Branding and Marketing

We endeavor to attract repeat visits by offering consumers an exceptional in-store experience along with tasteful and high-quality tea drinks. The CHAGEE experience encourages our consumers to visit us repeatedly and recommend us to their friends and family. We firmly believe that word-of-mouth referrals are the most powerful and effective means of establishing a trusted household brand.

Our branding and marketing strategy involves utilizing various social media platforms to showcase our consumers’ exceptional tea-drinking experience, stunning products, co-branded events, and other campaigns. We collaborate with popular social media platforms such as RED (Xiaohongshu), Douyin, TikTok and Weibo to promote our brand and products and generate CHAGEE-related topics to enhance our bonding with consumers. We are convinced that our proactive social media management has been instrumental in establishing a formidable reputation among younger consumers and will continue to aid us in retaining and expanding our consumer base.

Our goal is to forge enduring relationships with our consumers and integrate CHAGEE into their daily routines. To achieve this, we have joined forces with various renowned brands such as Aranya Waves Film Festival, Wuzhen Theatre Festival and collaborations with local intangible cultural heritage to orchestrate both online and offline promotional events. We believe that these co-branding ventures are effective in sustaining and elevating our brand awareness.

We offer a selection of merchandise at our teahouses that echoes our brand hallmarks and enhances the overall tea-drinking and cultural experience. From stylish tote bags to elegant mugs and gift tea box sets, our merchandise portfolio was purposefully developed and made to promote our brand values, making our tea ubiquitous to our consumers’ daily lives.

Supply Chain Management

Ensuring the superior quality of our products is dependent on various factors, such as sourcing the finest ingredients and supplies from trustworthy suppliers, implementing measures to uphold ingredient quality post-procurement, and ensuring that all our tea drinks and other products are carefully prepared before reaching our consumers. We prioritize consumer satisfaction and recognize that food safety and product quality are critical to our daily business operations.

We continuously enhance the resilience of our supply chain by reducing reliance on single suppliers through multi-source procurement. For critical materials such as fresh milk and tea leaves, we partner with at least two major suppliers. We ensure supply stability through warehouse and logistics management, implementing standardized controls, clear placement guidelines, and a comprehensive labeling system for all materials in storage. We are actively expanding our overseas supply chain by developing both regional and local suppliers for dairy products, syrups, packaging materials, etc. To mitigate the risk of potential supply chain disruptions, we systematically analyze material characteristics, market conditions, and supply sources to identify, categorize, and manage risks. We have developed preventive measures and contingency plans to ensure supply chain continuity.

Procurements. Maintaining the high quality of our products relies on sourcing the finest ingredients and essential supplies from reliable suppliers. Through long-term and stable cooperation with our suppliers, we are able to minimize procurement costs and increase the profitability of our raw materials sales while maintaining quality. We focus on key quality factors of tea leaves, strengthen raw material process control and result validation, and standardize operating procedures to effectively mitigate various risks such as processing contamination. Additionally, we submit tea raw materials to qualified third-party laboratories for testing to ensure full traceability throughout the production process.

Logistics. We minimize our warehousing and distribution costs by storing and transporting efficiently. This creates a sustainable foundation for our continuous growth. We have accomplished this by establishing a two-tiered warehousing system with separate centralized and regional warehouses to achieve higher efficiency and lower costs in storage and logistics. With warehousing services available in 42 locations across China, we are able to provide cold chain transportation and next-day delivery within our teahouse network in China. Our supply network has expanded in the overseas market with nine locations in the APAC region and two locations in North America. With minimal capital expenditures, we have established a highly efficient logistics system. During the same period, our inventory turnover days were approximately 11.5 days in China.

Inventory management. We employ comprehensive quality control measures to ensure the freshness and integrity of our inventories. Our refrigeration systems maintain optimal temperature and humidity conditions, safeguarding the quality of perishable items. Our store staff diligently monitor and manage expiration dates to prevent the use of expired ingredients.

Tea drinks preparation. At CHAGEE, we are committed to upholding high quality and hygiene standards during tea drinks preparation.

●	Our in-store crew undergoes rigorous training to ensure compliance with strict hygiene protocols, including proper handwashing, sanitization, and personal protective equipment usage. We maintain a clean and sanitary environment by implementing regular disinfection procedures for all equipment, utensils, and work surfaces.
●	Additionally, our quality control team conducts thorough inspections to monitor and enforce compliance with these hygiene standards. By prioritizing employee hygiene and implementing stringent disinfection measures, we safeguard the integrity and safety of our tea drinks.

Technology

We harness the power of technology to drive product innovation, optimize storefront operations, elevate consumer experience, and fuel our growth.

We have embraced the concept of storefront automation and digitalization, leveraging advanced technologies to streamline our operations. Our teahouses are equipped with state-of-the-art automation systems, including fully-automated tea brewers, teaspresso-making machines, and CO2 bottle coolers. These advanced machines ensure consistent quality and efficiency in preparing our CHAGEE teas. By automating key processes, we enhance speed, accuracy, and consistency, enabling our store staff to focus on personalized consumer interactions and maintaining a welcoming atmosphere.

Digitalization has played a pivotal role in informing our supply chain management, enabling us to optimize efficiency, ensure product quality, and meet the demands of our expanding teahouse network. Through the implementation of digital technologies and data-driven systems, we have achieved significant improvements in our supply chain processes. By digitalizing our supply chain, we have enhanced visibility and traceability across the entire value chain. Our procurement process is supported by advanced inventory management systems that track and monitor raw material levels in real-time. This enables us to forecast demand accurately, streamline procurement activities, and reduce inventory holding costs. With centralized oversight of our logistics operations, we can optimize transportation routes, minimize delivery lead times, and reduce costs associated with logistics management.

Through advanced data analytics, we gain valuable insights into consumer behavior, preferences, and market trends. This allows us to continuously refine our product offerings, personalized consumer experiences, and optimize our sales and marketing efforts. We analyze data collected from various touchpoints, such as our CHAGEE membership program, mobile mini program, third-party online platforms, and point-of-sale systems, to understand consumer preferences, purchasing patterns, and feedback. These insights enable us to tailor our menu, introduce new flavors, and enhance our overall product portfolio to exceed consumer expectations.

User Privacy and Data Security

We prioritize user privacy and data security as paramount concerns. To safeguard consumer data, we have implemented a robust framework consisting of comprehensive policies, processes, network architecture, and software. We obtained three certificates, namely ISO27001 (Information Security Management System), ISO27701 (Privacy Protection Management System), and ISO38505 (Data Governance Management System), in December 2024, and obtained Cybersecurity Trust Mark (CTM) from the Cybersecurity Agency of Singapore (CSA) in December 2025, further demonstrating our commitment to consumer data protection.

In compliance with standard practices, we collect customary personal information from our consumers during membership registration, food delivery, and online payment, which may include their names, mobile phone numbers, physical locations, and addresses. Before collecting any personal data, we clearly inform users of the scope and circumstances of such collection through our privacy policy or other written notices, and we only begin processing customer data after obtaining their consent or otherwise satisfying applicable legal requirements. To uphold the confidentiality and integrity of our consumers’ data, we adhere to stringent data security measures. This includes encrypting confidential personal information, as well as implementing advanced technological safeguards for secure data processing, transmission, and usage.

Additionally, we have established rigorous internal protocols that restrict access to confidential personal data, permitting only a limited number of employees with strictly defined and layered access authorization. These measures collectively ensure the utmost protection and privacy of our consumers’ sensitive information. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Environmental, Social and Governance

We are dedicated to promoting corporate social responsibility and sustainable development, incorporating them into all key aspects of our business operations. Corporate social responsibility is an integral part of our growth philosophy and plays a crucial role in creating sustainable value for our shareholders. We prioritize embracing diversity and considering public interests as essential elements of our business strategy.

We are committed to minimizing our environmental impact by prioritizing energy-saving practices and sustainable development. Our packaging materials, such as cups, straws, and cup sleeves, are thoughtfully selected for their recyclability to reduce our environmental footprint. Moreover, we have launched various sustainability initiatives and campaigns to encourage our consumers to embrace reusable alternatives, such as biodegradable straws. Additionally, we strive to reduce energy consumption by investing in energy-efficient tea-making machines and equipment, optimizing our lighting systems, and promoting energy- saving practices throughout our operations.

We champion a health-conscious lifestyle and actively promote the transparency of ingredients and product nutritional profiles. We categorize our drinks into four grades, A, B, C, and D, based on their content of non-dairy sugars, non-sugar sweeteners, saturated fats, and trans fats. Drinks rated as A or B are considered healthy and recommended, while those rated as C or D have higher levels of sugars and fats and are not recommended for frequent consumption. In August 2023, we took a pioneering step in the freshly-made tea drinks industry in China by disclosing the calorie and nutritional information for six products via our official CHAGEE Weixin account. This move enables consumers to easily access a detailed product information sheet by entering the product name in the Weixin dialog box. The sheet provides comprehensive details, including calorie values, nutritional content, and taste profiles. Through this innovative initiative, we aim to address our consumers’ health concerns, fostering increased brand trust in CHAGEE.

We have a long-standing dedication to philanthropy, actively supporting charitable causes and exemplifying our corporate social responsibility. We make efforts to cultivate the field of intangible cultural heritage protection and inheritance, actively promoting the innovative integration of traditional culture and modern business. Through themed experience spaces, co-branded cultural and creative products, and digital preservation projects, the brand transforms intangible heritage techniques from static “objects of observation” into interactive and perceptible elements of modern life. This revitalizes the vitality of traditional craftsmanship, enhances public recognition of traditional culture, and explores exemplary business models for the sustainable inheritance of intangible cultural heritage.

As a gesture of appreciation for the tireless efforts of frontline workers in our communities, we have provided comforting tea drinks to a diverse range of sectors, including firefighters, sanitation workers, healthcare professionals, police officers, and logistics personnel across China. In December 2023, we opened the first unique “silent teahouse” in Hangzhou, which is staffed predominantly by hearing-impaired individuals, offering them newfound avenues for social engagement. As of December 2025, we opened 13 “silent teahouses” in China and one overseas, and moving forward, we intend to expand our collaboration with local disability associations, aiming to create additional employment opportunities for individuals with disabilities. These initiatives reflect our unwavering commitment to making positive contributions to society.

Intellectual Property

We regard our trademarks, copyrights, domain names, and similar intellectual property as critical to our success. As of December 31, 2025, we had 45 patents registered in China and nine patents registered globally. We also own 1,015 registered trademarks in China and 522 registered trademarks in other countries and regions worldwide, and 126 registered copyrights globally.

Competition

We face intense competition in the freshly-made tea drinks market. Our current or potential competitors are mainly freshly-made tea drinks brands in China and overseas.

We believe that the principal competitive factors in the freshly-made tea drinks market include the following:

●	Store network;
●	Product quality and safety;
●	Product pricing;
●	Supply chain management and operating efficiency;
●	Quality of consumer services;
●	Brand recognition and reputation;
●	Effectiveness of sales and marketing;
●	Digitalization and technology innovation; and
●	Consumer experience.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and larger consumer base. For discussion of risks relating to our competitors, see “Item 3. Key Information—3.D. Risk Factors.”

Compliance, Licenses and Permits

For compliance requirements related to our business, including applicable licenses and permits, see “Item 4. Information on the Company—4.B. Business Overview—Regulation.” For risks in relation to deficiencies of applicable license and permits, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry —Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations”

Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, other than what has been disclosed in this annual report, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

On February 2 and February 20, 2026, two lawsuits were filed in the New York County Supreme Court—Li v. Chagee Holdings Ltd., et al. (Sup. Ct. N.Y. County 2026), and Sun v. Chagee Holdings Ltd., et al. (Sup. Ct. N.Y. County 2026), respectively—alleging violations of Sections 11 and 15 of the Securities Act of 1933. The complaints allege that our IPO registration statement was materially false and misleading by failing to disclose the adverse financial impacts of price competition between major Chinese food delivery services. On April 3, 2026, the two cases were consolidated. The plaintiffs are required to file a consolidated complaint by May 26, 2026.

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Regulation

Regulations on Food Safety and Licensing Requirement for Food Operation

Food Safety Law

In accordance with the Food Safety Law of the People’s Republic of China (“the Food Safety Law”), that became effective on June 1, 2009, and most recently amended on September 12, 2025, the State Council of the PRC (“the State Council”) implemented a licensing system for food production and trading activities. A person or entity who engages in food production, food sales, or catering services (“food operator”) shall obtain the license in accordance with the Food Safety Law.

According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be formulated by the State Council. The food safety supervision and administration department under the State Council shall supervise and administer food production and trading activities according to the duties provided by the Food Safety Law and the State Council. In accordance with the duties stipulated by the Food Safety Law, the health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall undertake these works related to food safety based on their duties stipulated by the Food Safety Law.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of tools, equipment, raw materials, and other articles used for illegal production and operation, fines, recalls and destructions of food made in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and criminal punishment.

The Implementation Regulations of the Food Safety Law of the People’s Republic of China that became effective on July 20, 2009, and last amended on October 11, 2019, further specifies detailed measures to be taken for food producers and business operators and penalties that shall be imposed if these required measures not be implemented.

Food Operation Licensing

On September 30, 2015, China Food and Drug Administration (now merged into the State Administration for Market Regulation, “SAMR”) promulgated the Announcement on Using Food Operation Licenses. Pursuant to the Announcement on Using the Food Operation Licenses, the food service license was replaced by the food operation license.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017 and was repealing by the Measures for the Administration of Food Trade Licensing and Recordation on December 1, 2023. According to the Measures for the Administration of Food Trade Licensing and Recordation, the food operator shall obtain a food operation license in accordance with the law. Food operators doing business at different locations or venues must obtain separate and respective food operation licenses for each venue under the principle of one license for one site.

The food operation license is valid for five years upon its issuance. Food operators shall display their original food operation licenses prominently at their sites of operation. If the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply with the market regulation administrative authority which originally issued the license for alteration of the operation license. Those who engage in food preparation activities but failed to obtain a required food operation license shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law, which provided that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation, and impose a fine that is not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine that is not less than 10 times but not more than 20 times of the value of the goods if the value of the goods is RMB10,000 or more.

Food Recall System

The Food Recall System According to the Administrative Measures for Food Recall (“the Administrative Measures for Food Recall”), was promulgated by China Food and Drug Administration on March 11, 2015, and the most recently amended and effective from October 23, 2020, food producers and operators shall, according to law, assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation as well as recall and disposal of unsafe food. Where food producers or operators find the food under selling unsafe, they must immediately suspend the operations, inform relevant food producers and business operators, notify consumers, and take necessary measures to mitigate food safety risks. When any food operator violates the Administrative Measures for Food Recall and does not suspend the operation or proactively recall unsafe food promptly, the competent authorities shall issue warnings to it and impose fines between RMB10,000 and RMB30,000.

Online Catering Services

In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services that became effective on January 1, 2018, and amended on October 23, 2020, online catering service providers shall have their own physical venues and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not operate beyond the business scope.

Regulations on Product Quality

According to the Product Quality Law of the People’s Republic of China promulgated by the SCNPC on February 22, 1993, and most recently amended on December 29, 2018, and effective from the same date, producers shall be responsible for the quality of their products and sellers shall adopt measures to maintain the quality of products for sale. Where a defective product causes physical injury or damage to a third party’s property, the victim may claim compensation from the manufacturer or the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer, and vice versa, if the manufacturer pays compensation and it is the seller that is liable, the manufacturer has a right of recourse.

Regulations on Consumer Protection

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China (“the Consumer Protection Law”), which was promulgated in 1993 by SCNPC and latest amended on October 25, 2013 and effective from March 15, 2014, it imposes stringent requirements and obligations on business operators including, among others, (i) guarantee that the products and services they provide meet the requirements for personal safety or property security, (ii) provide consumers with authentic and complete information about the quality, function, usage and term of validity of the products or services, (iii) ensure the actual quality and functionality of products or services are consistent with advertising materials, product descriptions or samples, failure of which may subject business operators to civil liabilities such as repairing, remaking, exchanging or returning of commodities, making up shortage, refunding purchase prices and service fees, and compensation, and even subject the business operators to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations on Road Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising (“the Franchising Regulations”), which promulgated by the State Council on February 6, 2007, and took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations require that any enterprise engaging in trans-provincial franchise business shall register with MOFCOM, and any enterprise engaging in franchise business within one province shall register with the local branches of MOFCOM. The Franchising Regulations also set forth a number of requirements for the franchisors to govern the franchise contracts. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee. On December 12, 2011, MOFCOM amended the Administrative Measures for the Filing of Commercial Franchisees, which was last amended on December 29, 2023, and sets forth in detail the procedures and documents required for such filing, including, among other things, within 15 days after executing the first franchise contracts, the franchisor shall file with MOFCOM or its local branches for the record, and if there occurs any change to the franchisor’s business registration, business resources, and the distribution of all franchisee outlets throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise contracts occurring in the previous year to MOFCOM or its local branches, the failure of which may subject the franchisor to an order of rectification and a fine up to RMB50,000. Pursuant to the Administrative Measures on the Information Disclosure of Commercial Franchising, which was promulgated by the Ministry of Commerce on April 30, 2007, and later amended on February 23, 2012, and effective from April 1, 2012, the franchisor shall disclose to franchisees a list of information in writing at least 30 days prior to the execution of the franchising agreements, such as basic information of the franchisor and the franchise activities, basic information of business resources owned by the franchisor and basic information on franchise expenses.

Regulations on Single-Purpose Commercial Prepaid Cards

The Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) was issued on September 21, 2012, and amended on August 18, 2016. It applies to businesses in the retail, accommodation and catering, and residential service industries that conduct single-purpose commercial prepaid card business within China. A card issuer is required to make the relevant filings within 30 days from the commencement of its single-purpose card business. If a card issuer violates this requirement, the local commerce department at or above the county level where the violation occurs will order the enterprise to make corrections within a prescribed time limit. Failure to comply within the time limit may result in a fine of more than RMB10,000 but less than RMB30,000.

Laws And Regulations On Foreign Trade

According to the Law on Foreign Trade of the People’s Republic of China issued on May 12, 1994, and newly amended on December 27, 2025 and implemented on March 1, 2026, by SCNPC, and the Measures for Registration of Foreign Trade Operators issued on June 25, 2004, becoming effective from July 1, 2004, and newly amended and implemented on May 10, 2021, by the MOFCOM, foreign trade operators engaging in the import and export of goods or technologies in China shall register with the MOFCOM or an agency entrusted by the MOFCOM. If one fails to complete such registration, the customs shall not process the import and export declaration, inspection, and clearance.

According to the Administrative Measures of the People’s Republic of China on Import and Export Food Safety promulgated by the General Administration of Customs of the PRC on April 12, 2021, and effective on January 1, 2022, manufactures of food for export shall file with the local customs and ensure that the packaging and transportation of export food comply with food safety requirements. The customs shall conduct an inspection of the exported food at the port and those who failed the inspection shall not be allowed to export. In addition, the production of food for export should comply with the food safety and food hygiene requirements as set out in the Announcement on the Issuance of Safety and Hygiene Requirements and Products Catalogue for Manufacturers of Food for Export issued by the Certification and Accreditation Administration of the PRC on September 14, 2011, and implemented from October 1, 2011.

According to the Customs Law of the People’s Republic of China issued on January 22, 1987, and newly amended and implemented on April 29, 2021, by SCNPC, and other relevant laws and regulations, unless otherwise stipulated, the consignee or consignor of goods imported and exported may handle customs declaration and taxation on their own, or through an entrusted customs broker. The consignee or consignor of goods imported and exported, and the customs broker handling customs declaration shall register with the customs in accordance with the law.

According to the Law on Import and Export Commodity Inspection of the People’s Republic of China issued on February 21, 1989, and newly amended and implemented on April 29, 2021, by SCNPC, and its implementing ordinances, the inspection of import and export commodities shall be implemented in accordance with the principles of protecting human health and safety, protecting the life and health of animals or plants, protecting the environment, preventing fraud and safeguarding national security. The national commodity inspection authority formulates and adjusts the catalogue of import and export commodities that must be inspected, then announces the import and export commodities included in the catalogue. The inspection shall be carried out in accordance with the mandatory requirements of the national technical regulations; if the mandatory requirements of the national technical regulations have not yet been formulated, they shall be formulated in a timely manner in accordance with the law, and before they are formulated, the inspection may be carried out with reference to relevant foreign standards specified by national commodity inspection authority.

According to the Ordinances on the Administration of the Import and Export of Goods of the People’s Republic of China, issued on December 10, 2001, by the State Council and becoming effective from January 1, 2002, and latest revised on March 10, 2024, China implements a unified management system for the import and export of goods. China permits the free import and export of goods and protects fair and orderly trade in the import and export of goods in accordance with the law. Except for goods whose import and export are expressly prohibited or restricted by laws and administrative regulations, no authority or individual may set up or maintain prohibitions or restrictions on the import and export of goods.

Regulations on The Sanitation of The Public Assembly Venue

The Regulation for the Administration of Sanitation of the Public Assembly Venue, as effective on April 1, 1987, and latest amended on December 6, 2024, and the Implementation Rules for the Regulation for the Administration of Sanitation of the Public Assembly Venue, as effective on December 26, 2017, were promulgated by the State Council and the Ministry of Health respectively. The regulations were adopted to create favorable and sanitary conditions for the public assembly venues, prevent disease transmission and safeguard people’s health. Depending on the requirements of the local health administrative department, a restaurant is required to obtain a public assembly venue hygiene license from the local health administrative department after it applies for a business license to operate its business.

The Decision of the State Council on the Integration of Health Permits and Food Business Licenses in Public Places for Restaurant Services, which was promulgated by the State Council on February 3, 2016, cancels the hygiene permits issued by the local health authorities for four kinds of public places, including restaurants, cafes, bars, and teahouses, and integrates the licensing item of the food safety into the food operation license issued by the food and drug regulatory authorities.

Regulations on E-Commerce Activities

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China (“the E-Commerce Law”), which became effective on January 1, 2019. Business activities conducted online to sell commodities or offer services shall be governed by the E-Commerce Law. Pursuant to the E-Commerce Law, e-commerce operators that engage in the business activities of selling commodities or offering services through the internet and other information networks include e-commerce platform operators, intra-platform business operators, and other e-commerce operators that sell commodities or offer services through a self- built website or other network services.

E-commerce operators must fulfill market entity registration (unless no such registration is required by law and administrative regulations) and obtain the relevant administrative licenses for conducting those operational activities if it is required by law to obtain.

Regulations on Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the People’s Republic of China (“the Environmental Protection Law”) was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. The Environmental Protection Law has been formulated to protect and improve both the living and the ecological environment, preventing and controlling pollution and other public hazards, and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local branches are responsible for administering and supervising environmental protection matters. Pursuant to the Environmental Protection Law, construction projects that have environmental impact shall be subject to environmental impact assessment. Installations for the prevention and control of pollution in construction projects must be designed, built, and commissioned simultaneously with the principal construction plan of the project. Such installations shall not be dismantled or left idle without permission from the relevant government authorities.

Consequences of violations of the Environmental Protection Law include warnings, fines, rectification within a limited time, forced cease of operation, forced reinstallation of dismantled installations for the prevention and control of pollution or forced use of those left idle, forced shutdown, or criminal punishment.

Law on Environment Impact Assessment

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment issued on October 28, 2002, and most recently amended on December 29, 2018, the State Council implemented an environmental impact assessment (“EIA”) to classify construction projects according to the impact of the construction projects on the environment. Constructing entities shall prepare an environmental impact report (“EIR”) or an environmental impact statement (“EIS”) or fill out the EIR Form according to the following rules:

•	for projects with potentially serious environmental impact, an EIR shall be prepared to provide a comprehensive assessment of their environmental impact;
•	for projects with potentially mild environmental impact, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impact; and
•	for projects with very small environmental impact, an EIA is not required but an EIR Form shall be completed.

According to the Classified Administration Catalogue of Environmental Impact Assessments Construction Projects (“the Classified Administration Catalogue (2018 version)”), issued on September 2, 2008, and amended on April 28, 2018, the food and beverage services are classified as to fill in an Environmental Impact Registration Form. When the construction entity fails to fill in the Environmental Impact Registration Form by the law, the environmental protection administrative department at or above the county level shall order it to fill in and impose a fine that is not more than RMB50,000 on it. On November 30, 2020, the Ministry of Ecology and Environment of the PRC promulgated the Classified Administration Catalogue of Environmental Impact Assessments for Construction Projects (2021 version) (“the Classified Administration Catalogue (2021 version)”), which became effective on January 1, 2021, and repealed the Classified Administration Catalogue (2018 version). According to the Classified Administration Catalogue (2021 version), the food and beverage services are not included in the management of environmental impact assessment of construction projects.

Regulations on Fire Prevention

Fire Protection Design Procedure

The Fire Prevention Law of the People’s Republic of China (“the Fire Prevention Law”) was adopted on April 29, 1998, and amended on October 28, 2008, April 23, 2019, and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Emergency Management Authority of the State Council and local governments at or above the county level shall monitor and administer the fire prevention affairs, and the fire prevention and rescue departments of such governments are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. According to Provisions on the Supervision and Administration of Fire Protection of Construction Projects (“the Fire Protection Supervision Provisions”), issued on April 30, 2009, and amended on July 17, 2012, for the restaurants, teahouses or coffee shops with more than 500 square meters and with entertainment functions, the construction entity shall apply for fire prevention design approval. For other restaurants, teahouses, or coffee shops, the construction entity shall, within seven days after obtaining the construction permission of the project, submit the fire prevention design filing. The Fire Protection Supervision Provisions was repealed on June 1, 2020. After the Fire Prevention Law was amended on April 23, 2019, the relevant housing and urban-rural development authority replaced fire prevention and rescue departments to monitor and administer the fire prevention design procedure. According to the Administration of Fire Protection Design Review and Acceptance of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development and became effective on June 1, 2020, amended on August 21, 2023, for the restaurants, teahouses or coffee shops with more than 500 square meters and with entertainment functions, the construction entity shall apply for fire prevention design approval. For other restaurants, teahouses, or coffee shops, when the construction entity applies for construction permission or approval of commencement report, it shall provide the fire prevention design blueprints and technical documents to meet the requirement of the construction and such construction project shall be subject to the filing and random inspection system.

The Required As-built Acceptance Check on Fire Prevention and Fire Safety Filing

Pursuant to the Fire Prevention Law, upon the completion of a construction project to which the fire prevention design has been applied, such project must pass the required as-built acceptance check on fire prevention by, or file with, relevant housing and urban-rural development authority. For the restaurants, teahouses, or coffee shops with more than 500 square meters and with entertainment functions, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for the required as-built acceptance check on fire prevention with relevant fire prevention and rescue department of the local governments at or above the county level where the venue is located. For other restaurants, teahouses, or coffee shops, the construction entity or entity using such venue shall submit the fire safety filing. After the Fire Prevention Law was amended on April 23, 2019, the relevant housing and urban- rural development authority replaced fire prevention and rescue departments to monitor and administer the required as-built acceptance check on fire prevention and fire safety filing. According to the regulations of the Ministry of Public Security, for a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the required as-built acceptance check on fire prevention or fire safety filing is not required. Pursuant to the Fire Prevention Law, the construction project that fails to complete the required as-built acceptance check on fire prevention shall be ordered by the relevant government authorities to close down and shall be fined not less than RMB30,000 but not more than RMB300,000. The construction project that fails to complete fire safety filing shall be ordered to rectify and be subject to a fine of up to RMB5,000. Even if the construction project has completed the fire safety filing, it may be randomly inspected by the relevant government authorities and if it fails to pass random inspection by the relevant government authorities after the fire safety filing, the construction entity shall close down the construction project, and if rectification is not made, it will be ordered by the relevant government authorities to close down or cease the business operations and be fined not less than RMB30,000 but not more than RMB300,000.

Fire Safety Inspection

Pursuant to the Fire Prevention Law, the employer or the entity occupying the facility shall apply to the fire prevention and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opened for business. Any constructions illegally put into use, or public gathering place operated without passing the fire safety inspection or without meeting the fire safety requirements, shall be ordered to discontinue the construction, use, production, or operation and be fined not less than RMB30,000 but not more than RMB300,000.

Regulations on Foreign Investment

The establishment, operation, and management of companies in China are governed by the PRC Company Law, as newly amended on December 29, 2023. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign investment companies. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016, amended on July 30, 2017, and on June 29, 2018, foreign investment enterprises who are not subject to the required approval under the special entry management measures, shall file with relevant commerce authorities for its establishment and changes. On December 30, 2019, MOFCOM and SAMR promulgated the Measures for the Reporting of Foreign Investment Information, which became effective on January 1, 2020, repealing the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises. When foreign investors make investments directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments. In September 2024, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 version) (“the Negative List (2024)”), which became effective on November 1, 2024. The customer food and beverage services were not included in the Negative List (2024). Fields that were not included in the Negative List (2024) shall be regulated according to the principle of equal treatment of domestic and foreign investments.

On March 15, 2019, the National People’s Congress of the PRC (“NPC”) promulgated the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which became effective on January 1, 2020, by replacing the Sino-Foreign Equity Joint Venture Enterprise Law of the People’s Republic of China, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the People’s Republic of China and the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, and became the legal foundation for foreign investment in the PRC. The Foreign Investment Law implements the administrative system of pre- entry national treatment and the negative list of foreign investments. Pursuant to the Foreign Investment Law, national treatment shall be applied to foreign investments that are not mentioned in the negative list promulgated by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law of the People’s Republic of China, which became effective on January 1, 2020. The Implementation Regulations of Foreign Investment Law provide specific operation rules for the principles of investment protection, investment promotion, and investment management in the Foreign Investment Law.

Our equity ownership in our PRC subsidiary, Beijing Chagee Catering Management Co., Ltd., is subject to the Foreign Investment Law.

Regulations On Cyber Security, Data and Personal Information Protection

The PRC Cyber Security Law, the PRC Data Security Law, and the PRC Personal Information Protection Law (“PIPL”) are three fundamental laws in the areas of cyber security, data and personal information protection.

The PRC Cyber Security Law, which was promulgated on November 7, 2016, and became effective on June 1, 2017 and was most recently amended on October 28, 2025, prohibits individuals or entities from obtaining personal information through stealing or other illegal ways, selling or illegally disclosing personal information. The PRC Cyber Security Law requires network operators to adopt technical and organizational measures in accordance with applicable laws, regulations to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and availability of network data. The PRC Data Security Law, which was promulgated on June 10, 2021, and became effective on September 1, 2021, further requires a systematic data governance. Specifically, entities carrying out data processing activities shall establish a sound data security management system, organize internal data security training, and take corresponding technical and organizational measures to ensure data security. In terms of personal information protection, pursuant to the Civil Code of the People’s Republic of China, which was promulgated by NPC on May 28, 2020, and came into effect on January 1, 2021, the personal information of a natural person shall be protected. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Moreover, the PRC PIPL, which was promulgated on August 20, 2021 and became effective on November 1, 2021, specially provides compliance obligations for personal information handlers. Specifically, the PRC PIPL specifies principles of personal information processing activities, and requires personal information handlers to process personal information under legal basis. Furthermore, it also entitles individuals with information rights, such as the right to know, to consult, to copy, to delete personal information, etc. In this regard, personal information handlers shall promptly respond to the aforesaid right claims. Similar to the PRC Data Security Law, the PRC PIPL also requires personal information handlers to take appropriate technical and organizational security measures, and conduct personal information protection impact assessment under provided circumstances.

Any violation of the provisions and requirements under the PRC Cyber Security Law, the PRC Data Security Law and the PRC PIPL may lead to consequences of warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, close-down of websites or applications, or even criminal liabilities. As for criminal liabilities, pursuant to the PRC Criminal Law, as last amended in December 2023, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information in a severe situation, shall be subject to criminal penalty. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Citizen’s Personal Information, which was promulgated in May 2017 and became effective in June 2017, clarifies certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

On September 30, 2024, the State Council released the Regulations on MNDS, which has come into force on January 1, 2025. The Regulations on MNDS is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Regulations on MNDS introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also establishes broader contractual requirements for data sharing between data handlers.

Regulations on Foreign Exchange

Regulation on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations of the People’s Republic of China, as amended on August 5, 2008, Chinese Yuan (also named “Renminbi”) is freely convertible for current account items, including the distribution of dividends, interest payments, trade, and service-related foreign exchange transactions, but not for capital account items, including direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE, and prior registration with SAFE is made.

SAFE issued the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“the SAFE Circular 19”), on March 30, 2015, and it became effective on June 1, 2015, which was partially repealed on December 30, 2019, and latest amended on March 23, 2023. The SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“the SAFE Circular 16”), which, among other things, amends certain provisions of SAFE Circular 19, and latest amended on December 4, 2023. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of Chinese Yuan capital converted from a foreign currency-denominated registered capital of a foreign-invested company are regulated such that Chinese Yuan capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedures. Pursuant to these circulars, the opening of foreign exchange accounts with various special purposes, the reinvestment of Chinese Yuan proceeds by foreign investors in the PRC, and the remittance of profits and dividends in foreign currency and foreign investment to its foreign shareholders are no longer subject to the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries but also to their offshore parent companies and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018 and December 2019, which specifies that foreign institutions and individuals involved in direct investment activities within the PRC should register in SAFE or its local branches. Besides, banks shall process its foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which became effective on June 1, 2015 and latest amended on December 30, 2019. SAFE Circular 13 transfer SAFE’s power that enforces the foreign exchange registration related to inbound and outbound direct investments from SAFE’s local branches to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued the Circular on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of the genuine transaction, banks shall examine these entities’ board resolutions regarding the profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall use its profit to cover the deficit of previous years under the law before remitting them into foreign entities.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 regulates foreign exchange matters in relation to offshore investments and financing or round-trip investments of residents or entities by special purpose vehicles (“SPV”). SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch, and in the event of the change of basic information (including but not limited to the PRC individual shareholder, name, operation term), or the capital increase, decrease, equity transfer or swap, merge, spin-off or other amendments of the material items, the PRC residents or entities shall complete the change of foreign exchange registration formality for offshore investments.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. Banks will review and carry out foreign exchange registration under domestic direct investment and overseas direct investment, and SAFE and its branches shall indirectly supervise banks for foreign exchange registration of direct investment.

Regulations Relating to Dividend Distributions

The principal laws, rules, and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and the latest amended in 2023, and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds has reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

According to the Foreign Investment Law, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.

Regulations Relating to Stock Incentive Plans

SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas (“the Stock Option Rules”), in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas listed company are required to register with SAFE or its local branches and complete certain other procedures. PRC residents who participate in a stock incentive plan must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas listed company, or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC agent or any other material changes. The PRC agent must apply to SAFE or its local branches on behalf of the PRC residents who have the right to exercise the employee share options on the annual quota for the payment of foreign currencies. The foreign exchange proceeds received by the PRC residents from the sale of shares granted by the stock incentive plans and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before being distributed to such PRC residents.

See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Relating to M&A Rules and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“the M&A Rules”), which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore SPV formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on any stock exchange overseas.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“the Trial Administrative Measures”), which came into effect on March 31, 2023. On the same date, the CSRC circulated the Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Administrative Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. Under the Trial Administrative Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Administrative Measures’ requirements within three working days following the submission of an initial public offering or listing application. The Trial Administrative Measures also provide that (i) any subsequent overseas offering of an issuer in the same overseas market or in other overseas markets be submitted to the CSRC within three business days after such offering is completed; (ii) after the completion of the listing, a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iii) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Trial Administrative Measures therefore, such issuer shall submit to the CSRC the applicable filing materials within three business days after occurrence of such change. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing (“the Confidentiality Provisions”), which came into effect on March 31, 2023, with the Trial Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas- listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or the public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the company, or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Regulations on Labor

Labor Law and Labor Contracts

According to the Labor Law of the People’s Republic of China promulgated on July 5, 1994, and amended on August 27, 2009, and December 29, 2018, enterprises shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and conduct employees training on labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with safe workplace and sanitation conditions that follow relevant laws and regulations of labor protection.

The Labor Contract Law of the People’s Republic of China promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China promulgated on September 18, 2008, set out specific provisions in relation to the execution, the terms and the termination of a labor contract and the rights and obligations of the employees and employers, respectively. At the time of employment, the employers shall truthfully inform the employees of the scope of work, working conditions, workplace, occupational hazards, work safety, salary, and other matters that the employees request.

Dispatched Workers

According to the Interim Provisions on Labor Dispatch issued on January 24, 2014, and implemented on March 1, 2014, by the Ministry of Human Resources and Social Security, employers may only use dispatched workers for temporary, ancillary or substitutable positions. The aforementioned temporary positions shall mean positions lasting for no more than six months; ancillary positions shall mean positions in non-major business that serve positions of major business; and substitutable positions shall mean positions that can be substituted by other workers for a certain period during which the workers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. According to the Interim Provisions on Labor Dispatch, employers should strictly control the number of dispatched workers, and the number of dispatched workers shall not exceed 10% of the total amount of their employees.

Pursuant to the Interim Provision on Labor Dispatch, the Labor Contract Law of the People’s Republic of China, and the Implementation Regulations for the Labor Contract, the employers who fail to comply with the relevant requirements on labor dispatch shall be ordered by the labor administrative authorities to make rectification within a stipulated period. When rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

Social Insurance and Housing Fund

Employers in the PRC are required to contribute, for and on behalf of their employees, to a number of social insurance funds, including funds for pension, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and housing fund. These payments are made to local administrative authorities and employers who fail to contribute may be fined and be ordered to make up for the outstanding contributions. The various laws and regulations that govern the employers’ obligations to contribute to the social insurance funds include the Social Insurance Law of the People’s Republic of China, which was promulgated by the SCNPC on October 28, 2010, and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, the Regulations on Work-related Injury Insurance, which was promulgated by the State Council on April 27, 2003, and amended on December 20, 2010, and the Regulations on Management of the Housing Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, and on March 24, 2019.

Regulations on Property Leasing

Pursuant to Administrative Measures on the Lease of Commodity Housing issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010, parties to a lease agreement shall complete the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC governments of cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine ranging from RMB1,000 and RMB10,000 per lease.

Regulations on Intellectual Property Rights

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001, 2010 and 2020. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among others, are entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

The State Council and National Copyright Administration (hereinafter referred to as “NCA”), have promulgated various rules and regulations relating to the protection of software in China, including the Regulations on Protection of Computer Software which was amended by State Council on January 30, 2013, and became effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software which was promulgated by NCA on February 20, 2002, and became effective since the same date. According to these rules and regulations, software owners, licensees, and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees, and transferees are encouraged to complete the registration process and thus the registered software rights may be entitled to better protections.

Domain Name

On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake Internet domain name services as well as the operation, maintenance, supervision, and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with the Administrative Measures for Internet Domain Names. In accordance with the Measures on Country Top-level Domain Name Dispute Resolution promulgated by the China Internet Network Information Center (hereinafter referred to as “CNNIC”), which became effective on June 18, 2019, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC.

Trademark

The PRC Trademark Law, adopted in 1982 and last amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.

Patent

The SCNPC adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention or utility model must meet three conditions, e.g. novelty, inventiveness, and practical applicability. Patents will not be granted for scientific discoveries, rules, and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained using nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining, and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model, or a fifteen-year term for a design, starting from the application date. Except for certain specific circumstances provided by law, any third-party users must obtain consent or a proper license from the patent owners to use the patent, otherwise, the use of the patent will constitute an infringement of the rights of the patent holder.

Regulations Relating to Tax in The PRC

Enterprise Income Tax

The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic companies, except where tax incentives are granted to special industries and projects. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual administration is conducted in the PRC. Non-resident enterprises refers to enterprises that are established in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, with established institutions or premises in the PRC or income generated from inside the PRC.

Value-Added Tax

The Notice of the Ministry of Finance and the State Administration of Taxation on Overall Implementation of the Pilot Program of Replacing Business Tax with Value-added Tax, which was promulgated by Ministry of Finance and State Administration of Taxation on March 23, 2016, became effective on May 1, 2016, and was last amended on March 20, 2019, provides that the pilot program of replacing business tax with value-added tax shall be implemented nationwide, and all business taxpayers in the construction industry, real estate industry, finance industry, and consumer service industry, etc. shall be included in the scope of the pilot program and pay the value-added tax instead of business tax.

Pursuant to the Decision of the State Council on the Abolition of the Provisional Regulations of the People’s Republic of China on Business Tax and Revision of the Provisional Regulations of the People’s Republic of China on Value-added Tax, which was promulgated on November 19, 2017, and became effective on the same day, business tax is officially replaced by value-added tax.

Pursuant to the Value-added Tax Law of the People’s Republic of China, adopted by the SCNPC on December 25, 2024 and has come into force as of January 1, 2026, entities and individuals (including individual businesses) engaged in sale of goods, services, intangible assets and immovables (hereinafter referred to as the “taxable transactions”) and importation of goods within the territory of the People’s Republic of China (hereinafter referred to as “in China” in short) are VAT payers and shall pay VAT in accordance with this Law.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries within and outside of the PRC, and our shareholding structure as of the date of this annual report.

4.D. Property, Plant and Equipment

As of December 31, 2025, our principal executive office is located in Shanghai, China, consisting of approximately 17,000 square meters of leased office space, primarily for corporate administration as well as research and development. We also have other leased properties in 34 cities in China for a total of approximately 31,950 square meters of office space. Additionally, we have leased office space in multiple overseas locations including Singapore and Malaysia totaling approximately 6,060 square meters. Furthermore, our company-owned teahouses occupy a total of approximately 24,251 square meters of leased store space. As of December 31, 2025, we do not directly own or lease our warehousing facilities, but utilize third-party vendors to provide warehousing services, except that we leased a warehouse of approximately 1,500 square meters in Wuhan China. The warehousing services are available in 42 locations across China and seven locations overseas.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3.D. Risk Factors” and “Forward-looking Information” included elsewhere in this annual report.

5.A. Operating Results

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the freshly-made tea drinks industry, including:

●	China’s overall economic growth, level of urbanization and level of per capita disposable income;
●	Growth in consumer expenditure, especially the expenditure on food and beverages; and
●	Consumers’ demand and preference for tea drinks, as well as their evolving expectations for value-for-money.

Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Expansion of our teahouse network

The expansion of our teahouse network is a key driver of our revenue growth and operating efficiency. We have rapidly grown our teahouse network since we commenced our operations in 2017. As of December 31, 2025, we had 7,453 CHAGEE teahouses within our teahouse network, including 7,108 in China covering 32 out of 34 province-level divisions and 345 overseas.

Our expanding presence will enhance our brand image, which we believe will help attract more consumers and franchise partners, reduce consumer acquisition costs, promote brand loyalty, and in turn increase sales. Our scale enables us to gain more bargaining power over suppliers, which we believe will further lower our costs and expenses as a percentage of our net revenues.

On the other hand, as we continue to scale our teahouse network, we will continue to encounter challenges in implementing our managerial, operating and financial strategies to sustain our current growth rate, or achieve any growth at all. For example, as we have continued to scale and expand the scope and density of our store network across China, our store-level performance transitioned to a more moderated phase in 2025, as reflected in the decrease in average monthly GMV per teahouse in China in recent quarters and the deceleration or decline in quarterly same-store GMV growth. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Operating Data.”

Consumer base expansion and consumer engagement

Our ability to attract new consumers and retain existing consumers in a cost-effective manner is crucial to driving revenue growth and achieving higher profitability. Leveraging our strong technology capabilities, we stay connected with our consumers. We have developed a mobile mini program which provides a seamless and fun consumer purchase experience, offering both pick-up and delivery options to consumers. We also introduced our CHAGEE membership program to better engage our extensive consumer base.

We have continued to invest in branding, sales and marketing to acquire and retain consumers. For the years ended December 31, 2023, 2024 and 2025, we incurred RMB261.6 million, RMB1,108.9 million and RMB1,362.5 million (US$194.8 million) in sales and marketing expenses, respectively, accounting for 5.6%, 8.9% and 10.6% of our net revenues of the respective periods. We also strive to provide an enjoyable consumer experience through our thoughtfully designed store space and the continuous upgrade of our products.

Efficient store operations

We have developed a comprehensive set of rigorous policies and procedures to effectively manage the rapid growth of our teahouse network. With a substantial majority of our teahouses operating under a franchise model, we have adopted a strong oversight approach to proactively manage our franchise network to ensure consistent product quality, consumer services and operating efficiency. We have also embraced digitalization to enhance our management and monitoring of our franchised teahouses. Digitalization has enabled us to gain real-time insights into teahouses’ performance and facilitated seamless communication and collaboration between our franchise partners and us.

Cost-effective supply chain management

High quality, efficient and integrated supply chain management provides a solid foundation for our operational efficiency and is an important factor in our financial performance. Historically, our costs have consisted primarily of cost of materials, storage and logistics, company-owned teahouse operating costs and other operating costs. Among these, the cost of materials, storage and logistics related to the purchase of raw materials, packaging and equipment is the most significant component of our cost structure, representing 55.2%, 50.4% and 46.5% of our revenues in the years ended December 31, 2023, 2024 and 2025, respectively. We have established long-term collaborative relationships with high-quality suppliers to continuously reduce procurement costs and improve the profitability of raw material and packaging sales. In addition, we are continuing to strengthen our supply chain management to improve operational efficiency. For example, we have established a two-tiered warehousing system with separate centralized and regional warehouses to achieve higher efficiency and lower costs in storage and logistics.

Key Operating Data

The following table sets forth our key operating data.

	FY2024	FY2025	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Number of Teahouses	6,440	7,453	4,083	4,996	5,828	6,440	6,681	7,038	7,338	7,453
By operating model
Company-owned teahouses	169	615	58	119	152	169	191	239	367	615
Franchised teahouses	6,271	6,838	4,025	4,878	5,676	6,271	6,490	6,799	6,971	6,838
By geographical region
Southwestern China	1,339	1,361	1,191	1,272	1,303	1,339	1,360	1,385	1,396	1,361
Eastern China	1,945	2,124	1.234	1,495	1,763	1,945	1,982	2,042	2,099	2,124
Central China	1,178	1,330	683	893	1,065	1,178	1,233	1,300	1,345	1,330
Southern China	953	1,114	539	688	846	953	996	1,062	1,104	1,114
Other regions in China(1)	869	1,179	342	533	715	869	941	1,041	1,132	1,179
Overseas	156	345	94	115	136	156	169	208	262	345
Total GMV generated in China and overseas (RMB in million)	29,458	31,582	5,962	7,017	8,301	8,177	8,227	8,103	7,930	7,323
Average monthly GMV per teahouse in China (RMB in thousand)	512	387	549	538	528	456	432	404	379	337
Southwestern China	401	360	402	403	421	380	403	370	357	313
Eastern China	556	399	618	588	566	487	444	415	389	353
Central China	409	309	445	422	426	365	359	318	300	264
Southern China	691	523	750	755	705	606	569	561	512	459
Other regions in China(1)	571	355	688	652	599	461	394	376	360	304
Same store GMV growth in China and overseas (%)(3)	2.7	(24.2)	46.0	38.0	1.5	(18.4)	(18.9)	(23.0)	(27.8)	(25.5)
Southwestern China	21.0	(13.0)	47.7	49.0	15.2	(2.4)	(3.6)	(10.4)	(17.7)	18.9
Eastern China	(9.6)	(27.9)	28.5	17.0	(10.3)	(27.3)	(25.2)	(28.1)	(30.7)	(26.9)
Central China	(2.2)	(26.4)	65.4	47.5	(3.1)	(22.0)	(20.0)	(23.7)	(30.6)	(28.7)
Southern China	7.3	(21.4)	115.9	75.3	8.7	(14.7)	(16.2)	(19.6)	(25.3)	(22.7)
Other regions in China(1)	(26.3)	(33.8)	—	20.3	(17.7)	(33.8)	(33.9)	(34.6)	(35.7)	(31.2)
Overseas	46.9	(20.6)	49.8	60.0	57.6	29.2	(8.5)	(18.1)	(23.4)	(25.5)

Notes:

(1)	Refers to other regions in China except Southwestern China, Eastern China, Central China and Southern China, including Hong Kong.
(2)

For any quarter within a given year, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in each calendar month during that specific quarter by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific quarter. Unlike other operating metrics outlined in the table above, the computation and presentation of average monthly GMV per teahouse exclude overseas teahouses.

(3)

For any quarter within a given year, the term ‘‘same store GMV growth” refers to the growth rate of GMV generated by ‘‘same stores” in China and/or overseas during that specific quarter compared to GMV generated by these ‘‘same stores” during the corresponding quarter in the preceding year. We define ‘‘same stores” to be teahouses that (i) had been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.

Key Components of Results of Operations

Net Revenues

We have a broad and growing network of franchised teahouses and company-owned teahouses across China and multiple overseas locations. We generate revenues mainly from amounts received from our franchised teahouses for sales of products and services under our franchise arrangements, and to a lesser extent, sales of freshly-made tea drinks directly to consumers by our company-owned teahouses.

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Net revenues
Franchised teahouses
Sales of products	4,148,198	89.4	10,788,976	86.9	10,440,456	1,492,966	80.9
Raw materials and packaging	3,585,139	77.3	9,890,969	79.7	10,083,091	1,441,863	78.1
Teahouse equipment and other supplies	563,059	12.1	898,007	7.2	357,365	51,103	2.8
Franchising and other services	247,710	5.3	843,398	6.9	976,635	139,656	7.6
Subtotal	4,395,908	94.7	11,632,374	93.8	11,417,091	1,632,622	88.5
Company-owned teahouses	244,263	5.3	773,208	6.2	1,490,316	213,112	11.5
Total	4,640,171	100.0	12,405,582	100.0	12,907,407	1,845,734	100.0

We generate most of our net revenues through our franchised teahouses. In the years ended December 31, 2023, 2024 and 2025, 94.7%, 93.8% and 88.5% of our total net revenues were generated from our franchised teahouses, respectively.

Franchised teahouses. We generate net revenues by providing products and services to our franchised teahouses under our franchise arrangements.

(i)Sales of products. We generate net revenues from sales of products by supplying raw materials, such as tea leaves and dairy, as well as packaging materials used to make our tea drinks, to our franchised teahouses. Additionally, net revenues from sales of products are generated by selling teahouse equipment such as automated tea brewers, milk frothers and ice makers, usually during store openings or to replace existing equipment.

(ii)Franchising and other services. In 2023, 2024 and 2025, net revenues from franchising and other services were generated from service fees that we receive from our franchise partners pursuant to our franchise contracts, which primarily include (a) monthly royalties typically computed by applying a fixed percentage to the monthly income, or, in certain instances, to the monthly profit generated by a franchised teahouse, (b) fixed initial franchise fees and (c) annual brand license fees.

Company-owned teahouses. We also generate net revenues by offering a variety of freshly-made tea drinks directly to consumers at our company-owned teahouses.

Total Operating Expenses

The following table sets forth a breakdown of our total operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Total Operating Expenses
Cost of materials, storage and logistics	2,562,254	71.9	6,256,744	65.8	6,001,463	858,198	51.9
Company-owned teahouse operating costs	106,379	3.0	467,320	4.9	989,359	141,476	8.6
Other operating costs	272,773	7.6	572,621	6.0	756,465	108,173	6.5
Sales and marketing expenses	261,563	7.3	1,108,911	11.6	1,362,504	194,835	11.8
General and administrative expenses	363,099	10.2	1,113,387	11.7	2,450,379	350,400	21.2
Total	3,566,068	100.0	9,518,983	100.0	11,560,170	1,653,082	100.0

Cost of materials, storage and logistics. Our cost of materials, storage and logistics consists of (i) costs associated with the procurements of raw materials (including tea leaves, dairy, syrup and jam, among others), and packaging (such as cups, straws and paper bags), both of which are used to prepare our tea drinks, (ii) cost of teahouse equipment and others, primarily associated with the procurements of teahouse equipment such as automated tea brewers, milk frothers and ice makers, and (iii) storage fees and logistics expenses for deliveries of store supplies from warehouses to teahouses. The following table sets forth a breakdown of our cost of materials, storage and logistics by their nature, in absolute amounts and as percentages of total cost of materials, storage and logistics for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Cost of materials, storage and logistics
Cost of raw materials and packaging	2,041,251	79.7	5,369,824	85.8	5,456,728	780,302	91.0
Cost of teahouse equipment and others	421,136	16.4	643,098	10.3	254,718	36,424	4.2
Storage and logistics costs	99,867	3.9	243,822	3.9	290,017	41,472	4.8
Total	2,562,254	100.0	6,256,744	100.0	6,001,463	858,198	100.0

Company-owned teahouse operating costs. Our company-owned teahouse operating costs consist of (i) payroll expenses, representing salaries, benefits and bonuses for our employees responsible for operating our company-owned teahouses, (ii) store rental expenses, representing lease payments to lessors of our company-owned teahouses, and (iii) utilities and other store expenses relating to our company-owned teahouses.

Other operating costs. Our other operating costs consist of (i) payroll expenses, representing salaries, benefits and bonuses for our employees responsible for overseeing, operating and training our franchise network, as well as managing the supply chain, (ii) operating costs allocated to these employees, including utilities, rental and other office-related expenses, and (iii) tax surcharges and others.

Sales and marketing expenses. Our sales and marketing expenses consist of (i) payroll expenses, representing salaries, benefits and bonuses for our sales and marketing employees, (ii) advertising expenses relating to our branding and marketing efforts, (iii) office miscellaneous and travelling expenses, including rental and utilities expenses, and (iv) others. The following table sets forth the components of our sales and marketing expenses by amounts and percentages of total sales and marketing expenses for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and Marketing Expenses
Payroll expenses	93,742	35.8	258,450	23.3	471,235	67,386	34.6
Advertising expenses	140,419	53.7	781,199	70.4	763,438	109,170	56.0
Office miscellaneous and traveling expenses	13,519	5.2	43,007	3.9	68,297	9,766	5.0
Others	13,883	5.3	26,255	2.4	59,534	8,513	4.4
Total	261,563	100.0	1,108,911	100.0	1,362,504	194,835	100.0

General and administrative expenses. Our general and administrative expenses consist of (i) payroll expenses, representing salaries, benefits, bonuses and share-based compensation for our management and administrative staff, (ii) professional service fees, representing costs associated with, management and business consulting services, and other professional service fees, (iii) office miscellaneous and traveling expenses, including rental and utilities expenses, and (iv) others, mainly including research and development expenses, etc. The following table sets forth the components of our general and administrative expenses by amounts and percentages of total general and administrative expenses for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

General and Administrative Expenses
Payroll expenses and share-based compensation	240,454	66.2	565,845	50.8	1,532,157	219,096	62.6
Professional service fees	63,054	17.4	139,671	12.5	295,089	42,197	12.0
Office miscellaneous and traveling expenses	25,131	6.9	117,817	10.6	278,026	39,757	11.3
Others	34,460	9.5	290,054	26.1	345,107	49,350	14.1
Total	363,099	100.0	1,113,387	100.0	2,450,379	350,400	100.0

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

Net revenues from franchised teahouses	4,395,908	94.7	11,632,374	93.8	11,417,091	1,632,622	88.5
Net revenues from company-owned teahouses	244,263	5.3	773,208	6.2	1,490,316	213,112	11.5
Total net revenues	4,640,171	100.0	12,405,582	100.0	12,907,407	1,845,734	100.0
Cost of materials, storage and logistics	(2,562,254)	(55.3)	(6,256,744)	(50.4)	(6,001,463)	(858,198)	(46.4)
Company-owned teahouse operating costs	(106,379)	(2.3)	(467,320)	(3.8)	(989,359)	(141,476)	(7.7)
Other operating costs	(272,773)	(5.9)	(572,621)	(4.6)	(756,465)	(108,173)	(5.9)
Sales and marketing expenses	(261,563)	(5.6)	(1,108,911)	(8.9)	(1,362,504)	(194,835)	(10.6)
General and administrative expenses	(363,099)	(7.8)	(1,113,387)	(9.0)	(2,450,379)	(350,400)	(19.0)
Total operating expenses	(3,566,068)	(76.9)	(9,518,983)	(76.7)	(11,560,170)	(1,653,082)	(89.6)
Income from operations	1,074,103	23.1	2,886,599	23.3	1,347,237	192,652	10.4
Fair value change of forward contract related to Series B+ preferred shares	(105,483)	(2.2)	—	—	—	—	—
Financial income, net	17,016	0.4	37,306	0.3	147,494	21,091	1.1
Others, net	20,691	0.4	118,193	1.0	123,355	17,640	1.0
Income before income tax	1,006,327	21.7	3,042,098	24.6	1,618,086	231,383	12.5
Income tax expense	(203,761)	(4.4)	(527,507)	(4.3)	(431,741)	(61,738)	(3.3)
Net income	802,566	17.3	2,514,591	20.3	1,186,345	169,645	9.2

Note:

(1)	Includes share-based compensation expenses:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Other operating costs	54	21	28,628	4,094
Selling, general and administrative expenses	58	25	50,450	7,214
General and administrative expenses	10,404	557	644,460	92,157

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our net revenues were RMB12,907.4 million (US$1,845.7 million) in 2025, representing a 4.0% increase from RMB12,405.6 million in 2024, primarily driven by the increase in net revenues generated from our company-owned teahouses. In 2025, GMV generated in China and overseas amounted to RMB31,582.3 million, increasing by 7.2% from RMB29,457.7 million in 2024.

Franchised teahouses. Net revenues from franchised teahouses decreased by 1.9% to RMB11,417.1 million (US$1,632.6 million) in 2025 from RMB11,632.4 million in 2024. The decrease was primarily due to a decrease in net revenues generated from sales of products to RMB10,440.5 million (US$1,493.0 million) in 2025 from RMB10,789.0 million in 2024.

The number of our franchised teahouses increased to 6,838 as of December 31, 2025 from 6,271 as of December 31, 2024 as we continued to broaden our teahouse network in existing markets, and expanding our footprint into new markets. As the expanding pace slowed down in 2025, newly opened franchised teahouses in 2025 decreased compared with those in 2024, which resulted in a drop of net revenues from sales of teahouse equipment and other supplies to RMB357.4 million (US$51.1 million) in 2025 from RMB898.0 million in 2024. Our net revenues generated from franchising and other services increased to RMB976.6 million (US$139.7 million) in 2025 from RMB843.4 million in 2024, primarily driven by our franchised teahouse network expansion.

Company-owned teahouses. Net revenues from company-owned teahouses increased by 92.7% to RMB1,490.3 million (US$213.1 million) in 2025 from RMB773.2 million in 2024. The increase was generally in line with increased GMV generated from our company-owned teahouses, which was mainly fueled by the expansion of our company-owned teahouse network. The number of our company-owned teahouses increased to 615 as of December 31, 2025 from 169 as of December 31, 2024. The number of our company-owned teahouses accounted for approximately 8.3% of our total store count as of December 31, 2025, compared to 2.6% as of the same date in 2024. As a percentage of total net revenues, net revenues from company-owned teahouses increased to 11.5% in 2025, compared to 6.2% in 2024.

Total operating expenses

Our total operating expenses were RMB11,560.2 million (US$1,653.1 million) in 2025, compared to RMB9,519.0 million in 2024, which generally aligned with our business expansion. The percentages of our overall total operating expenses and the key items thereunder (including cost of materials, storage and logistics, other operating costs, sales and marketing expenses, and general and administrative expenses) over our total net revenues increased to 89.6% in 2025, compared to 76.7% in 2024 due to our continued investment in the global corporate infrastructure to support international expansion, alongside costs associated with ongoing initiatives to optimize internal processes and resource allocation.

Cost of materials, storage and logistics. Our cost of materials, storage and logistics was RMB6,001.5 million (US$858.2 million), or 46.4% of total net revenues, in 2025, compared to RMB6,256.7 million, or 50.4% of total net revenues, in 2024. The decrease in our cost of materials, storage and logistics was mainly due to enhanced cost management initiatives. The decrease in our cost of materials, storage and logistics as a percentage of total net revenues was resulted from the changing revenue and product mix, the upgraded tea drinks recipes, as well as the favorable supply contract terms negotiated, facilitated by our increased procurement scale.

Company-owned teahouse operating costs. Our company-owned teahouse operating costs increased by 111.7% to RMB989.4 million (US$141.5 million) in 2025 from RMB467.3 million in 2024, primarily driven by the expansion of our company-owned teahouse network. This growth in cost outpaced the 92.7% increase in net revenues from company-owned teahouses during the same period. The higher rate of cost growth was primarily driven by initial expenses associated with opening new teahouses as we expanded our company-owned teahouse network, while the performance of these new teahouses was still in the ramp-up phase.

Other operating costs. Our other operating costs were RMB756.5 million (US$108.2 million), or 5.9% of total net revenues, in 2025, compared to RMB572.6 million, or 4.6% of total net revenues, in 2024. The increase in our other operating costs was mainly driven by rises in payroll expenses of RMB486.4 million (US$69.6 million) in 2025, compared to RMB301.1 million in 2024, primarily due to the expansion of our employee headcount to support the expansion of our franchised teahouse network.

Sales and marketing expenses. Our sales and marketing expenses were RMB1,362.5 million (US$194.8 million), or 10.6% of total net revenues, in 2025, compared to RMB1,108.9 million, or 8.9% of total net revenues, in 2024. The increase in our sales and marketing expenses was mainly driven by rises in payroll expenses of RMB471.2 million (US$67.4 million) and office miscellaneous and traveling expenses of RMB68.3 million (US$9.8 million) primarily due to the expansion of our sales and marketing employee headcount, as well as the elevated workforce structure.

General and administrative expenses. Our general and administrative expenses were RMB2,450.4 million (US$350.4 million), or 19.0% of total net revenues, in 2025, compared to RMB1,113.4 million, or 9.0% of total net revenues, in 2024. The increase in our general and administrative expenses was mainly driven by the rise in (i) payroll expenses and share-based compensation of RMB1,532.2 million (US$219.1 million) primarily due to the expansion of our administrative staff headcount and salary to support our growing business, as well as the elevated workforce structure, (ii) professional services fees of RMB295.1 million (US$42.2 million), which primarily driven by professional services needs in relation to the IPO of the Company and ongoing public company requirements and international expansion, and (iii) office miscellaneous and traveling expenses of RMB278.0 million (US$39.8 million) primarily resulting from the opening of our Shanghai and overseas offices.

Financial income, net

Our financial income increased to RMB147.5 million (US$21.1 million) in 2025 from RMB37.3 million in 2024, mainly driven by increased income from our time deposits and cash balances and enhanced cash management platform. We maintained our investment in time deposits over the period to effectively manage the heightened cash generated from our operating activities, which was in line with our business expansion and revenue growth.

Others, net

Our others, net increased to RMB123.4 million (US$17.6 million) in 2025 from RMB118.2 million in 2024, primarily due to increased government subsidies.

Income tax expenses

Our income tax expenses decreased to RMB431.7 million (US$61.7 million) in 2025 from RMB527.5 million in 2024, which was in line with our decreased income before income tax excluding the impact of non-deductible share-based compensation expenses.

Net income

As a result of the foregoing, our net income decreased to RMB1,186.3 million (US$169.6 million) in 2025 from RMB2,514.6 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 86 of our prospectus filed with the Securities and Exchange Commission on April 18, 2025 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-286081) incorporated by reference into this annual report.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

5.B. Liquidity and Capital Resources

Our primary need for liquidity is to fund our rapid teahouse network expansion, working capital requirements, capital expenditures, lease obligations and for general corporate needs. Our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of December 31, 2025, we had a total of RMB7,607.3 million (US$1,087.8 million) in cash and cash equivalents, RMB26.2 million (US$3.7 million) in restricted cash, and RMB259.0 million (US$37.0 million) in time deposits, of which 82.3% were denominated in Renminbi and held by our subsidiaries in China. The remaining cash and cash equivalents were mainly denominated in US dollars and held by Chagee Holdings Limited and its offshore subsidiaries. Our cash and cash equivalents consist primarily of bank deposits. Based on our current operating plan, we believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months following December 31, 2025.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have significant working capital requirements and have experienced working capital deficits in the past. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”

As a holding company with no business operations of our own, we conduct our operations primarily through our subsidiaries in China and other countries. In utilizing the net proceeds from our initial public offering, we may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our teahouse network. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

A large portion of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with relevant government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3. Key Information—3.D. Risk Factors — Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.”

Cash Flows

The following table presents our selected consolidated cash flow data for the periods presented.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,933,607	2,837,656	1,644,101	235,103
Net cash used in investing activities	(146,711)	(229,479)	(825,016)	(117,976)
Net cash provided by/(used in) financing activities	344,197	(173,932)	2,046,652	292,667
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(9,159)	11,756	(992)	(141)
Net Increase in cash and cash equivalents and restricted cash	2,121,934	2,446,001	2,864,745	409,653
Cash and cash equivalents and restricted cash at the beginning of the year	200,746	2,322,680	4,768,681	681,912
Cash and cash equivalents and restricted cash at the end of the year	2,322,680	4,768,681	7,633,426	1,091,565

Operating Activities

Net cash provided by operating activities was RMB1,933.6 million for the year ended December 31, 2023, which consisted primarily of net income of RMB802.6 million, adjusted for certain non-cash items and changes in working capital. Adjustments for such non-cash items primarily include fair value change of a forward contract related to Series B+ preferred shares of RMB105.5 million, and a deferred taxes provision of RMB95.8 million mainly attributed to the increase in contract liabilities and accrued expenses, which was generally in line with our business expansion. Changes in working capital primarily include (a) an increase in accounts payable of RMB384.0 million mainly due to our increased procurement volume to support our rapid business expansion, (b) an increase in accrued expenses and other liabilities of RMB337.5 million mainly attributed to the expansion of our employee headcount, (c) an increase in contract liabilities of RMB295.4 million generally in line with our business expansion, and (d) an increase in taxes payable of RMB231.4 million mainly attributed to our increased income and sales.

Net cash provided by operating activities was RMB2,837.7 million for the year ended December 31, 2024, which consisted primarily of net income of RMB2,514.6 million, adjusted for certain non-cash items and changes in working capital. Adjustments for such non-cash items primarily include depreciation of RMB60.9 million and deferred income tax of RMB126.9 million. Changes in working capital primarily include (a) an increase in accrued expenses and other liabilities of RMB506.7 million mainly attributed to the expansion of our employee headcount and increased accrued services fees, (b) an increase in operating lease liabilities of RMB439.2 million and an corresponding increase in right-of-use assets, net, of RMB428.0 million primarily due to the addition of our office space and company-owned teahouses, (c) an increase in prepayments and other current assets of RMB214.0 million generally in line our business expansion, and (d) an increase in contract liabilities of RMB175.5 million generally in line with our business expansion.

Net cash provided by operating activities was RMB1,644.1 million (US$235.1 million) for the year ended December 31, 2025, which consisted primarily of net income of RMB1,186.3 million (US$169.6 million), adjusted for certain non-cash items and changes in working capital. Adjustments for such non-cash items primarily include share-based compensation expenses of RMB723.5 million (US$103.5 million). Changes in working capital primarily include (a) an increase in accrued expenses and other liabilities of RMB155.7 million (US$22.3 million) mainly attributed to the expansion of our employee headcount and a targeted organizational restructuring, (b) an increase in operating lease liabilities of RMB727.4 million (US$104.0 million) and an corresponding increase in right-of-use assets, net, of RMB735.7 million (US$105.2 million) primarily due to the addition of our company-owned teahouses and office spaces, (c) an increase in prepayments and other current assets of RMB170.8 million (US$24.4 million) and an increase in other non-current assets of RMB96.5 million (US$13.8 million) mainly due to increased rental deposits in line with our increased leases and increased deductible input VAT, and (d) an increase in inventories of RMB119.0 (US$17.0 million) generally in line with the growth of company-owned teahouses and franchised teahouses network.

Investing Activities

Net cash used in investing activities was RMB146.7 million for the year ended December 31, 2023, which was primarily attributed to the placement of time deposits of RMB100.0 million due to our improved cash position and the purchase of property and equipment of RMB31.9 million.

Net cash used in investing activities was RMB229.5 million for the year ended December 31, 2024, which was primarily attributed to the purchase of property and equipment of RMB225.5 million.

Net cash used in investing activities was RMB825.0 million (US$118.0 million) for the year ended December 31, 2025, which was primarily attributed to (a) the purchase of property and equipment of RMB417.1 million (US$59.6 million), (b) the net purchase of short-term investments and placements of time deposits of RMB249.3 million (US$35.7 million), and (c) cash paid for business combinations, net of cash acquired of RMB115.4 million (US$16.5 million).

Financing Activities

Net cash provided by financing activities was RMB344.2 million for the year ended December 31, 2023, which was primarily attributed to the net proceeds from issuance of our Series B+ preferred shares of RMB331.4 million.

Net cash used in financing activities was RMB173.9 million for the year ended December 31, 2024, which was primarily attributed to the repurchase of ordinary shares of RMB210.1 million and partially offset by capital injection from non-controlling interests and redeemable non-controlling interests of RMB49.7 million.

Net cash provided by financing activities was RMB2,046.7 million (US$292.7 million) for the year ended December 31, 2025, which was primarily attributed to proceeds from the initial public offering, net of underwriting discounts and commissions, of RMB3,181.8 million (US$455.0 million) and partially offset by cash dividends to the Company’s shareholders of RMB1,233.1 million (US$176.3 million).

Capital Expenditures

Our capital expenditures were RMB31.9 million for the year ended December 31, 2023, RMB241.3 million for the year ended December 31, 2024 and RMB452.3 million (US$64.7 million) for the year ended December 31, 2025, respectively. Historically, our capital expenditures were for property and equipment and intangible assets.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 include primarily our contractual obligations. We intend to fund our material cash requirements with our cash balance and cash from operating activities. We will continue to make cash commitments to meet the expected growth of our business.

Contractual obligations

Our contractual obligations as of December 31, 2025 included property management commitments of RMB187.6 million (US$26.8 million).

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries located in China and elsewhere. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Dividend Distributions” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group.

5.C. Research and Development

We harness the power of technology to drive product innovation, optimize storefront operations, elevate consumer experience, and fuel our growth. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have materially impact to the consolidated financial statements.

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions. We continuously evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financials condition. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see note 2 to our consolidated financial statements included elsewhere in this annual report.

Share-based Compensation

We grant share options to eligible employees and consultants that accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Cash settled share-based awards that are only subject to service conditions are accounted for as a liability and measured at fair value at each reporting period until the awards are settled. Equity settled share-based awards that are subject to both service conditions and the occurrence of an IPO as performance condition are measured at the grant date fair value and recognized when the vest becomes probable.

Prior to our IPO, we measured the cost of equity-settled share-based awards by reference to the fair value of the equity instruments at the date at which they are granted. The fair value was estimated using a model which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 16 to our consolidated financial statements included elsewhere in this annual report.

Subsequent to our IPO, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation.

Fair Value of Our Ordinary Shares

The following table sets forth the fair value of our ordinary shares on various dates estimated for determining the fair value of our ordinary shares of share options at each grant date or modification date prior to our IPO.

				Exercise Price
	Fair Value			of Share Options
	per share	Discount		per Shares
Date	(RMB)	Rate	DLOM	(USD$)
February 15, 2023	9.78	21.4%	24.0%	*
June 30, 2024	57.05	20.0%	10.0%	3.7614
November 27, 2024	102.21	19.0%	11.0%	3.7614
January 15, 2025	102.21	19.0%	11.0%	3.7614
February 27, 2025	102.21	19.0%	11.0%	3.7614
April 12, 2025	194.63	—	—	3.7614

* Less than 0.01

Prior to our IPO, we were a private company with no quoted market prices for our ordinary shares. Hence, the fair value of ordinary shares was determined with assistance from an independent valuation firm. As at various valuation dates from 2023 to February 2025, we firstly estimated 100% equity value and then applied it into our allocation model to derive the fair value of each class of shares. In April 2025, we estimated fair value of ordinary shares with reference to the then preliminary price range for our IPO from US$26.0 to US$28.0 per Class A ordinary share, resulting in a mid-point price of US$27.0.

In determining the fair values of our ordinary shares, the third-party valuation firm estimated the 100% equity value using the income approach (Discounted cash flow, or DCF method). The income approach was based on the present value of projected cash flows applied a reasonable discount rate (WACC). The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involved applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that were based on projected earnings. Our revenue and earnings before interest and tax (“EBIT”) growth, as well as major milestones that we had achieved, contributed to the increase in the fair value of our ordinary shares from 2023 to February 2025, before the completion of our IPO. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in our operating region; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions were inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 19.0% to 21.4%.

The equity value was then allocated to each class of shares using the Option Pricing Method (“OPM”) and the hybrid method. Under the OPM, the value of an equity interest was modelled as a call option with a distinct claim on the equity value. The call right was valued using a Black-Scholes option pricing model. The hybrid method estimated the ordinary shares value per share under three scenarios: IPO, redemption and liquidation.

The major assumptions used in calculating the fair value of ordinary shares included:

●	WACCs: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Discount for lack of marketability or DLOM: DLOM was quantified by put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The fair value increased from RMB9.78 to RMB57.05. This increase was primarily attributed to the following factors:

●	Our rapid business expansion and strong financial performance;
●	The heightened probability of an initial public offering as a result of our initial public offering plan;
●	The decrease of DLOM and discount rate considering the initial public offering expected date and business growth.

The fair value increased from RMB57.05 to RMB102.21. This increase was primarily attributed to the following factors:

●	The further growth of our business, which was primarily attributable to the expansion of teahouses;
●	The decrease of discount rate considering business growth;
●	The relatively stable DLOM as a result of updated IPO plan and decreased risk-free rate.

The fair value increased from RMB102.21 to RMB194.63. This increase was primarily attributed to the following factors:

●	The mid-point of the estimated public offering price was determined based solely on an IPO scenario and does not incorporate probability weighting across multiple exit outcomes, in contrast to our ordinary share valuation in or before February 2025. Such earlier valuation reflected a range of potential outcomes — some of which assumed no IPO — and accordingly resulted in a substantially lower fair value;
●	Following the CSRC’s approval of the our filing for this offering in March 2025 (which was subject to significant uncertainty before that), the filing of the Company’s prospectus, and the commencement of the roadshow, several valuation parameters were changed to reflect the increased certainty of an IPO. Specifically: (i) the probability of completing an IPO would increase from 70% to 100%, and (ii) the DLOM would decrease from 11% to 0%;
●	The increase in the fair value of the our Class A ordinary shares is also supported by a range of positive developments in our operations and business/earnings outlook, which formed the basis for the underwriters’ advice to determining the estimated initial public offering price range, among other market-based factors.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Junjie Zhang	31	Chairman of the Board, Chief Executive Officer
Mr. Dengfeng Yin	50	Director, Chief Operating Officer
Mr. Mian Lu	31	Director, Vice President
Mr. Hongfei Huang (Aaron)	52	Chief Financial Officer
Mr. Wei Jen Hu	47	Vice President
Mr. Chi Xu	36	Vice President
Mr. Yong Zhang	55	Director
Mr. Yifan Li	58	Independent Director
Dr. Taisu Zhang	43	Independent Director
Ms. Yi Wang	49	Independent Director

Mr. Junjie Zhang founded CHAGEE in June 2017 and has served as our chairman of the board and chief executive officer since our inception. Mr. Zhang has more than 14 years of operational and managerial experience in the food and beverage industry. Mr. Zhang also currently serves as independent non-executive director at Haidilao International Holding Ltd. (HKEx: 6862) since August 2024. Prior to founding CHAGEE, Mr. Zhang worked at Shanghai Muye Robotics Co., Ltd. from July 2015 to March 2017 and last served as the deputy head of cooperation department in charge of Asia Pacific businesses. Previously, Mr. Zhang served as a regional deputy manager and subsequently, a franchise partner of Yunnan David’s Beverage Co., Ltd.

Mr. Dengfeng Yin joined CHAGEE in March 2019 and started his role as the general manager of our subsidiary in Guangxi. He has served as our director and chief operating officer since October 2020. Prior to joining us, Mr. Yin has served as chairman of the board of directors of multiple companies since 2007, including Changsha Longbang Information Technology Co., Ltd., Guangxi LidouLidou Food Co., Ltd., Denuowei Communication Technology Co., Ltd., and Changsha Danuowei Communication Equipment Sales Co., Ltd. Previously, Mr. Yin served successively as regional manager, director of the office, sales assistant and general manager of a subsidiary of Ningbo Bird Co., Ltd. (SHA: 600130) from July 1999 to June 2007.

Mr. Mian Lu has served as our director, and vice president overseeing our Southeast Asia business, general operations, and human resources and administration since July 2021. Prior to joining us, Mr. Lu served as a partner of Tanghu (Beijing) Culture Co., Ltd. from November 2016 to February 2019.

Mr. Hongfei Huang (Aaron) joined CHAGEE in October 2024 as the chief financial officer with responsible for full scope of financial matters, including strategy, financial planning & reporting, tax, treasury, capital investment, profitability management and corporate governance. Before joining us, Mr. Huang was a veteran in McDonald’s Great China with 28 years’ experience starting as an accountant. Mr. Huang was the chief financial officer responsible for full scope of the McDonald’s Great China’s finance function as well as supply chain, development, in-direct sourcing, legal, compliance, corporate governance and information technology. Mr. Huang obtained his bachelor’s degree in accounting from University of Science and Technology Beijing in 1995 and his executive master’s degree from The University of Texas at Arlington. Mr. Huang is a certified managerial accountant in the United State and the United Kingdom.

Mr. Wei Jen Hu has served as our vice president of product development since February 2021. Prior to joining us, Mr. Hu worked as product director of Shenzhen Meixi Xican Restaurants Management Co., Ltd from February 2018 to November 2019 and R&D director of Yang Yang Hao Gongcha Group from October 2012 to October 2016. Mr. Hu obtain his bachelor’s degree in English language and literature from Fujen Catholic University in 2001 and his master’s degree in communication from Hawai’i Pacific University in 2007.

Mr. Chi Xu has served as our vice president of branding and marketing since June 2021. Prior to joining us, Mr. Xu worked as marketing director of Chengdu Jimei Yutai restaurant management Co., Ltd. Mr. Xu obtained his bachelor’s degree in broadcasting from Communication University of China in July 2014.

Mr. Yong Zhang has served as our director since April 2025. Mr. Zhang is one of the founders of Haidilao group and has over 30 years of experience in restaurant management business. Mr. Zhang has held various positions within Haidilao group since its establishment. More recently, he has served as the chairman of the board of Haidilao International Holding Ltd. (HKEx: 6862) since January 2018 and as its chief executive officer from January 2018 to March 2022. Mr. Zhang completed the master of business administration program and completed the finance master of business administration program hosted by Cheung Kong Graduate School of Business in October 2011 and August 2012, respectively.

Mr. Yifan Li has served as our independent director since April 2025. Mr. Li was the chief finance and investment advisor of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer until December 2023, after servicing as chief financial officer since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd. (NYSE: XIN), High Templar Tech Ltd. (NYSE: HTT), 36Kr Holdings Inc. (Nasdaq: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant.

Dr. Taisu Zhang has served as our independent director since April 2025. Dr. Zhang is a Professor of Law at Yale Law School and a scholar of comparative legal and economic history. He also serves as a Global Faculty member at Peking University Law School, and holds secondary appointments at Yale University in the History Department and the Jackson School of Global Affairs. Before joining Yale Law School, Dr. Zhang taught at Duke University School of Law, the University of Hong Kong, Brown University, and Tsinghua University School of Law. Dr. Zhang obtained his bachelor’s degree in history and mathematics from Yale University in 2005, his Juris Doctor degree from Yale Law School in 2008, and his Ph.D degree in history from Yale University in 2014.

Ms. Yi Wang has served as our independent director since April 2025. Ms. Wang currently serves as general counsel of Ant International and previously served as general counsel of Alibaba Cloud Intelligence Group and previously served as general counsel of Kingsoft Cloud Holdings Limited (Nasdaq: KC; HKEx: 3896) from May 2021 to November 2025. Prior to that, Ms. Wang worked as an executive director within the legal division at Goldman Sachs Services (Asia) LLC from May 2014 to May 2021. Prior to that, Ms. Wang practiced law with Latham & Watkins LLP as an associate from September 2013 to May 2014, and with Simpson Thacher & Bartlett LLP as an associate from October 2007 to August 2013. Ms. Wang received her bachelor of arts degree majoring in English literature from Kinjo Gakuin University in 2000, her master of arts in law from Waseda University in 2003, and her Juris Doctor from Duke Law School in 2006. Ms. Wang was admitted to the New York State bar in November 2008.

6.B. Compensation

For the year ended December 31, 2025, we paid an aggregate of RMB85.4 million (US$12.2 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers. For equity incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Equity Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our consumers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

Public Company Share Incentive Plan

We adopted the Public Company Share Incentive Plan, or the Plan, in February 2024. The purpose of the Plan is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to our success, thereby furthering the best interests of our shareholders.

Shares Available for Awards. Under the Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 28,061,349 Class A ordinary shares prior to the completion of our initial public offering. Any shares subject to awards granted under the Plan that are forfeited, cancelled, expire, terminate or otherwise lapse or are settled in cash without the delivery of shares, as well as shares used to pay the purchase or exercise price of such awards or used to satisfy tax withholding obligations, shall become available for new award grants under the Plan. As of March 18, 2026, options to purchase a total of 6,864,017 Class A ordinary shares and restricted share units to receive ADSs representing 545,832 Class A ordinary shares (excluding any granted restricted share units that were subsequently canceled) have been granted and remain outstanding under the Plan. Effective from and after the completion of our initial public offering, the share limit will be increased automatically on January 1 of a calendar year, if and when the Class A ordinary shares reserved (which, for the avoidance of doubt, means the number of Class A ordinary shares that remain available for grant under the Plan (including any Class A ordinary shares repurchased and converted into treasury shares as determined by the committee) after excluding the total number of Class A ordinary shares underlying the awards granted previously that remain outstanding) as of December 31 of the immediately preceding calendar year account for less than 1% of the total then-issued and outstanding Class A ordinary shares on an as-converted basis on the same date, as a result of which increase the share limit immediately after each such increase shall equal 5% of the then-issued and outstanding Class A ordinary shares on an as-converted basis on December 31 of the immediately preceding calendar year.

Terms of Awards and the Plan. The Plan will expire ten years from its effective date or be terminated upon the Board’s determination to terminate the Plan. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated.

Eligibility. Our employees, consultants or directors or any employees, consultants or directors of our subsidiaries, or any individuals who devote substantially all of their time and efforts to our business, management and operation or the business, management and operation of any of our subsidiaries are eligible to receive awards under the Plan.

Administration. Our board of directors or a committee appointed by the board administers the Plan. The plan administrator has broad authority to:

●	select participants and determine the types of awards that they are to receive;
●	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the award and the vesting conditions (if applicable) of such awards, and prescribe the form of each award agreement;
●	determine whether, to what extent, under what circumstances and by which methods awards may be settled, exercised canceled, forfeited, suspended or deferred;
●	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;
●	construe and interpret the terms of the Plan and any agreements relating to the Plan;
●	correct any defect, supply any omission and reconcile any inconsistency (including any actions required under the applicable clawback rules of a securities exchange) in the Plan or any award;

●	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;
●	subject to the other provisions of the Plan, amend the terms and conditions of one or more outstanding awards (including repricing the exercise or base price of any outstanding option or stock appreciation right without shareholder approval) and authorize the termination, conversion, substitution or succession of awards; and
●	establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; make any other determination and take any other action that the administrator deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Types of Awards. Awards under the Plan may be in the form of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other cash-based awards and other stock-based awards. Awards under the Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers. Awards are generally paid in cash or our Class A ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

Options and Stock Appreciation Rights Pricing. Options and stock appreciation rights may not be granted under the Plan at exercise prices below the fair market value of the underlying ordinary shares on the date of grant, except that the plan administrator may grant such awards with exercise prices below the fair market value of the underlying shares to plan participants who are not subject to U.S. taxation. In addition, the plan administrator may adjust the exercise price of the options or stock appreciation rights and cancel outstanding options or stock appreciation rights without shareholder approval or consent of the participant. These and other awards may also be issued solely or in part for services.

Adjustments. The number and type of shares available under the Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to equitable adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.

Certain Transactions. In the event that we experience a “change in control” (as defined in the Plan), the plan administrator has discretion to take action under the Plan. To the extent that the surviving entity in the change in control declines to assume or substitute for outstanding awards, the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

The following table summarizes, as of March 18, 2026, the number of Class A ordinary shares underlying outstanding options and awards that we granted to our directors and executive officers:

	Class A
	Ordinary Shares
	Underlying
	Outstanding	Exercise
	Share-Based	Price(US$/		Date of
	Awards Granted(1)	Share)(2)	Date of Grant	Expiration(3)
Executive Officers
Junjie Zhang	514,732	US$3.7614	March 1, 2024	May 1, 2034
Dengfeng Yin	241,281	US$0.0000005 to US$3.7614	Various dates from January 25, 2022 to March 1, 2024	Various dates from January 25, 2032 to May 1, 2034
Mian Lu	250,973	US$0.0000015 to US$3.7614	Various dates from January 25, 2022 to March 1, 2024	Various dates from January 25, 2032 to May 1, 2034
Hongfei Huang (Aaron)	1,051,555	US$3.7614	February 27, 2025	October 10, 2034
Wei Jen Hu	89,653	US$0.000001 to US$3.7614	Various dates from January 25, 2022 to March 1, 2024	Various dates from January 25, 2032 to May 1, 2034
Chi Xu	67,322	US$0.0000015 to US$3.7614	Various dates from January 25, 2022 to March 1, 2024	Various dates from January 25, 2032 to May 1, 2034
Non-Employee Directors
Yong Zhang	—	—	—	—
Yifan Li	—	—	—	—
Taisu Zhang	—	—	—	—
Yi Wang	—	—	—	—
All directors and executive officers as a group	2,215,516	—	—	—
(1)	Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.
(2)	Not applicable to restricted share units.
(3)	Not applicable to restricted share units.

As of March 18, 2026, our employees and other qualified individuals other than members of our senior management as a group held equity awards to purchase a total of 5,134,979 Class A ordinary shares granted under the Plan.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent directors, namely Mr. Yifan Li, Mr. Taisu Zhang and Ms. Yi Wang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Junjie Zhang beneficially owns more than 50% of our total voting power as of the date of this annual report. For so long as we remain a controlled company under that definition, we are permitted to, and currently intend to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that each of our compensation committee members must be an independent director;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yifan Li, Mr. Taisu Zhang and Ms. Yi Wang, and is chaired by Mr. Yifan Li. We have determined that each of Mr. Yifan Li, Mr. Taisu Zhang and Ms. Yi Wang satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Yifan Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Junjie Zhang, Mr. Dengfeng Yin and Mr. Yifan Li and is chaired by Mr. Junjie Zhang. We have determined that Mr. Yifan Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters;
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Junjie Zhang, Mr. Mian Lu and Ms. Yi Wang, and is chaired by Mr. Junjie Zhang. We have determined that Ms. Yi Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our fourth amended and restated memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director shall hold such position for two years from April 16, 2025, being the date when the SEC’s declaration of effectiveness of our registration statement on Form F-1, or until such time as such individual resigns or is removed, replaced or otherwise disqualified in accordance with our fourth amended and restated memorandum and articles of association and applicable director agreements, whichever is earlier. Upon the expiry of the initial two-year term, each director that remains on our board of directors may be re-appointed by the board or re-elected by an ordinary resolution of our shareholders in accordance with our fourth amended and restated memorandum and articles of association, and in the event a director is to be re-appointed by our board of directors, such director shall recuse himself or herself from voting on the resolution regarding his or her own re-appointment. For the avoidance of doubt, the director may exercise his or her voting rights with respect to the re-election and reappointment of other directors. A director will be removed from office automatically if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by any applicable law or Nasdaq listing rules from being a Director, or (v) is removed from office pursuant to any other provision of our fourth amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to revolutionize the global tea-drinking experience. As of December 31, 2025, we had 3,812 full-time employees at corporate level and 4,007 full-time employees at our company-owned teahouse. Substantially all of our employees are based in China, with the remaining located in overseas markets.

The following table sets forth the breakdowns of our corporate functional employees by segment as of December 31, 2025:

	Number of
Function	Employees	Percentage (%)
Store development and operations	1,260	33.1%
Branding and marketing	835	21.9%
Supply chain and quality control	369	9.7%
General administration and corporate services*	1,348	35.4%
Total	3,812	100.0%

* Note: including finance, legal and compliance, IT and other general and administrative functions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 18, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 125,489,219 Class A ordinary shares and 65,274,107 Class B ordinary shares issued and outstanding March 18, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

					Aggregate Voting
	Ordinary Shares Beneficially Owned				Power
				Class B
				Percentage of
				total Class B
		Class A Percentage of total	Class B Ordinary	ordinary shares
	Class A Ordinary Shares	Class A ordinary shares (%)	Shares	(%)*	%**
Directors and Executive Officers:†
Junjie Zhang(1)	32,001,671	25.5	65,274,107	100.0	88.0
Dengfeng Yin(2)	11,867,520	9.5	—	—	1.5
Mian Lu(3)	1,788,120	1.4	—	—	0.2
Hongfei Huang (Aaron)(4)	469,298	0.4	—	—	0.1
Wei Jen Hu(5)	1,106,834	0.9	—	—	0.1
Chi Xu	70,705	0.1	—	—	0.0
Yong Zhang	—	—	—	—	—
Yifan Li	1,693	0.0	—	—	0.0
Taisu Zhang	1,693	0.0	—	—	0.0
Yi Wang	1,693	0.0	—	—	0.0
Principal Shareholders:
Junjie Zhang(1)	32,001,671	25.5	65,274,107	100.0	88.0
XVC Entities(6)	34,265,303	27.3	—	—	4.4
Congbi Qiushi Entities (7)	17,837,305	14.2	—	—	2.3
Dengfeng Yin(2)	11,867,520	9.5	—	—	1.5
Fosun Entities(8)	7,447,088	5.9	—	—	1.0

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 125,489,219 Class A ordinary shares and 65,274,107 Class B ordinary shares issued and outstanding March 18, 2026, (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 18, 2026.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†

Except as indicated otherwise below, the business address of our directors and executive officers is Tower B, Hongqiao Lianhe Building, No.99 Kaihong Road, Changning District, Shanghai, People’s Republic of China, 20051.

(1)

Represents (i) 65,274,107 Class B ordinary shares held by Partea Ltd., a company organized and existing under the laws of British Virgin Islands. Partea Ltd. is controlled by Inaction Investment Limited, which in turn is wholly owned by Inaction Holding Limited, both of which are companies organized and existing under the laws of British Virgin Islands. Inaction Holding Limited is controlled by Jay Seventeen Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Junjie Zhang is the settler, protector and beneficiary of the trust, retaining the investment power with respect to the assets of the trust, (ii) 257,366 Class A ordinary shares underlying the options held by Mr. Junjie Zhang that are exercisable within 60 days after March 18, 2026, and (iii) 31,744,305 Class A ordinary shares (including 2,794,062 Class A ordinary shares in the form of ADS) beneficially owned by certain minority shareholders of our company and some of our directors and executive officers. Mr. Junjie Zhang exercises voting power over these 31,744,305 Class A ordinary shares through irrevocable proxy and power of attorney arrangements with such shareholders. Consequently, Mr. Junjie Zhang may be deemed to have beneficial ownership of these Class A ordinary shares. Mr. Junjie Zhang disclaims economic interests associated with these Class A ordinary shares.

(2)

Represents (i) 264,857 Class A ordinary shares (in the form of ADSs) directly held by Mr. Dengfeng Yin, (ii) 11,522,236 Class A ordinary shares held by TeaTide Limited, a company organized and existing under the laws of British Virgin Islands controlled by Starry Ocean Wisdom Limited, which in turn is wholly owned by Starry Ocean Development Limited, both of which are companies organized and existing under the laws of British Virgin Islands. Starry Ocean Development Limited is controlled by Starry Ocean Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Dengfeng Yin is the settler and protector of the trust, and he and his family members are the trust’s beneficiaries. Under the terms of the trust, Mr. Dengfeng Yin retains the investment power with respect to the assets of the trust. TeaTide Limited has entered into certain irrevocable proxy and power of attorney arrangements in favor of Mr. Junjie Zhang, through which Mr. Junjie Zhang exercises voting power over all Class A ordinary shares held by TeaTide Limited, and (iii) 80,427 Class A ordinary shares underlying share options held by Mr. Dengfeng Yin that are exercisable within 60 days after March 18, 2026.

(3)

Represents (i) 1,199,981 Class A ordinary shares held by TeaNexus Limited, a company organized and existing under the laws of British Virgin Islands, is wholly owned by Mr. Mian Lu and (ii) 400,000 Class A ordinary shares held through a trust structure with voting power exercisable by Mr. Mian Lu through TeaNexus Limited, and (iii) 188, 139 Class A ordinary shares underlying share options held by Mr. Mian Lu that are exercisable within 60 days after March 18, 2026.

(4)

Represents (i) 200,000 Class A ordinary shares held by Golden Magnificence Investment Limited, a company organized and existing under the laws of the British Virgin Islands, with respect to which Mr. Hongfei Huang retains investment power through the trust structure controlling such entity, (ii) 16,000 Class A ordinary shares (in the form of ADSs) held by Mr. Huang’s spouse and (iii) 253,298 Class A ordinary shares underlying share options held by Mr. Hongfei Huang that are exercisable within 60 days after March 18, 2026.

(5)

Represents (i) 76,969 Class A ordinary shares (in the form of ADSs) held directly by Mr. Wei Jen Hu, (ii) 999,981 Class A ordinary shares held by TeaBloom Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Hu, and (iii) 29,884 Class A ordinary shares underlying share options held by Mr. Wei Jen Hu that are exercisable within 60 days after March 18, 2026.

(6)

Represents (i) 22,145,614 Class A ordinary shares held by XVC Fund II LP, a limited partnership organized and existing under the laws of Cayman Islands, which is ultimately controlled by X Capital Management Ltd., (ii) 1,091,405 Class A ordinary shares held by XVC SSF II LP, a limited partnership organized and existing under the laws of Cayman Islands, which is ultimately controlled by X Capital Management Ltd., (iii) 4,939,291 Class A ordinary shares held by Qanttea LP, a limited partnership organized and existing under the laws of British Virgin Islands, which is ultimately controlled by Youth Power Limited, (iv) 4,644,404 Class A ordinary shares held by Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, which is ultimately controlled by Mr. Boyu Hu, and (v) 1,444,589 Class A ordinary shares held by Putian Aikesi Coordinate Investment Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, which is ultimately controlled by Mr. Boyu Hu. Mr. Boyu Hu is the director of each of X Capital Management Ltd. and Youth Power Limited, and is deemed to beneficially own the 34,265,303 ordinary shares ultimately controlled by these two entities on a fully diluted and as-converted basis. The registered address of XVC Fund II LP is 4th Floor, Harbour Pl, 103 S Church St, PO BOX 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of XVC SSF II LP is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The registered address of Qanttea LP is C/O Harneys Corporate Services Limited Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG-1110, British Virgin Islands. The foregoing information is based on the Schedule 13G filed by XVC entities on August 13, 2025.

(7)

Represents (i) 10,243,145 Class A ordinary shares held by Beijing Qiushi Chenxing Consulting Center (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Zhuhai Hao Hai Chen Xing Investment Fund Management Co. Ltd., and (ii) 7,594,160 Class A ordinary shares held by Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Shenzhen Congbi Qiushi Investment Management Co. Ltd., Beijing Qiushi Chenxing Consulting Center (Limited Partnership) and Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) are both ultimately controlled by Mr. Yang Zhou. The registered address of Beijing Qiushi Chenxing Consulting Center (Limited Partnership) is Room 803, 8/F, Building 8, 3-3, No. 6 Langjiayuan, Chaoyang District, Beijing, China. The registered address of Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) is 401, Building 1, No. 19 Qinling Road, Laoshan District, Qingdao City, Shandong Province, China. The foregoing information is based on the Schedule 13G filed by Congbi Qiushi entities on August 28, 2025.

(8)

Represents (i) 7,408,691 Class A ordinary shares (in the form of ADSs) held by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership), a limited partnership established under the laws of the PRC of which Beijing Fosun Chuangfu Information Consulting Co., Ltd., a company established under the laws of the PRC with limited liability, is the general partner, and (ii) 38,397 Class A ordinary shares (in the form of ADSs) held by Fidelidade - Companhia de Seguros, S.A., a company organized under the laws of Portugal. Each of Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership), Beijing Fosun Chuangfu Information Consulting Co., Ltd. and Fidelidade - Companhia de Seguros, S.A. are ultimately owned by Fosun International Limited. The registered address of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The registered office of Beijing Fosun Chuangfu Information Consulting Co., Ltd. is 17th Floor, 600 Zhongshan No. 2 Road (E), Huangpu District, Shanghai, PRC. The registered office of Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) is 40 Renmin South Road, Luoshe Town, Huishan District, Wuxi City, Jiangsu Province, PRC. The registered office of Fidelidade - Companhia de Seguros, S.A. is Largo do Calhariz, 30, Lisbon, Portugal. The foregoing information is based on the Schedule 13G/A filed by Fosun entities on February 12, 2026.

To our knowledge, as of March 18, 2026, a total of 85,324,186 Class A ordinary shares and no Class B ordinary shares were held by record holders in the United States, including The Bank of New York Mellon, the depositary of our ADS program, representing 44.7% of our issued and outstanding ordinary shares. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

We held minority interests in some of our franchised teahouses, to which we provided products and services under franchise arrangements, which amounted to RMB32.7 million (US$4.7 million) for the years ended December 31, 2025. As of December 31, 2025, the balance due from these investees amounted to RMB2.1 million (US$0.3 million).

For additional information, see Note 14 to our consolidated financial statements included elsewhere in this annual report.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation and Administrative Proceedings

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, other than what has been disclosed in this annual report, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

On February 2 and February 20, 2026, two lawsuits were filed in the New York County Supreme Court—Li v. Chagee Holdings Ltd., et al. (Sup. Ct. N.Y. County 2026), and Sun v. Chagee Holdings Ltd., et al. (Sup. Ct. N.Y. County 2026), respectively—alleging violations of Sections 11 and 15 of the Securities Act of 1933. The complaints allege that our IPO registration statement was materially false and misleading by failing to disclose the adverse financial impacts of price competition between major Chinese food delivery services. On April 3, 2026, the two cases were consolidated. The plaintiffs are required to file a consolidated complaint by May 26, 2026.

Dividend Policy

We have declared a special cash dividend in November 2025 of US$0.92 per ordinary share or ADS, and we currently have no plan to declare or pay any dividends on an annual basis in the near future on our ordinary shares or the ADSs representing our Class A ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China— we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations Relating to Dividend Distributions.”

Our board of directors has the discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market since April 17, 2025 under the symbol “CHA.” Each ADS represents one Class A ordinary share, par value US$0.0001 per share.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market since April 17, 2025 under the symbol “CHA.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on March 25, 2025. We adopted our amended and restated memorandum and articles of association by a special resolution of our shareholders on March 20, 2025, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our principal executive offices are located at Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, People’s Republic of China, 200051. Our telephone number at this address is+86 186 8893 0014. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc.

According to Clause 3 of our amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Amended) or as the same may be revised from time to time, or any other Law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Ordinary Shares. Except in relation to voting rights and conversion rights, holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our amended and restated memorandum and articles of association and the Companies Act. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or as otherwise permitted under the Companies Act. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion Rights. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

In addition, as provided in Article 59(d)(ii) of our fourth amended and restated memorandum and articles of association, upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an Affiliate (as defined in the fourth amended and restated memorandum and articles of association) of Mr. Junjie Zhang, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an Affiliate of Mr. Junjie Zhang becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon our registration of such sale, transfer, assignment or disposition in the register of members; (ii) the creation of any pledge, charge, encumbrance or other third- party right of whatever description on any Class B ordinary shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition for the purpose of this Article unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an Affiliate of Mr. Junjie Zhang becoming a beneficial owner of the relevant Class B ordinary shares in which case all the related Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, and (iii) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person which is an Affiliate of Mr. Junjie Zhang shall not trigger the automatic conversion of such Class B ordinary shares into Class A ordinary shares as contemplated under this Article.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our fourth amended and restated memorandum and articles of association.

General Meetings of Shareholders. A quorum required for a meeting of shareholders consists of shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of our company; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our fourth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company

Exempted Company. We are an exempted company with limited liability under the Companies Act.

The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E. Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of holding the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to holding the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the STA Circular 82 issued by the STA in April 2009 and was amended in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), or the STA Bulletin 45, which took effect in September 2011 and was last amended in June 2018, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post- determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above and as a result we do not believe our company is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including ADS holders), if such shareholders do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, non-resident enterprise shareholders (including ADS holders) may be generally subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us, if such gains are deemed to be from PRC source). These rates may be generally reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or Class A ordinary shares.

This discussion applies to you only if you are a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
●	a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;
●	a person who acquired the ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	a person that owns or is deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or
●	a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire the ADSs or Class A ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the U.S.-PRC income (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the ADSs you will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ADSs or Class A ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (except for certain rents and royalties treated as derived in the active conduct of a trade or business for purposes of the PFIC rules). Cash and cash-equivalents generally are passive assets for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income and assets, including goodwill and other intangibles, and our characterization of certain categories of our income and assets as active income and assets for purposes of the PFIC rules, we believe we were not a PFIC for our 2025 taxable year. However, because of the decline in our market capitalization since our initial public offering, we cannot express any expectation regarding our PFIC status for our current or any future taxable years. We hold a substantial amount of cash and while this continues to be the case our PFIC status for any taxable year will depend, in large part, on the average value of our goodwill and other intangibles, the value of which may be determined, in large part, by reference to our market capitalization, which as discussed above has been in decline and may continue to fluctuate. As a result, the average value of our goodwill, intangibles and other active assets may not be sufficiently large in relation to the average value of our passive assets for our current or future taxable years. Because our PFIC status for any taxable year is an annual determination, it can be made only after the end of the relevant taxable year. In addition, the U.S. Internal Revenue Service (“IRS”) may not agree with our characterizations of certain categories of our income and assets as active income and assets for PFIC purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own the ADSs or Class A ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or Class A ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to- market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or treated as a PFIC with respect to you) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Therefore, you will not be able to make this election with respect to us.

If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

We currently do not intend to make distributions to our shareholders or ADS holders on an annual basis. Any distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because the ADSs are listed on Nasdaq, if you are a non-corporate U.S. Holder of ADSs, subject to applicable limitations, dividends paid to you with respect to your ADSs may be taxable at a favorable rate provided that we are not (and are not treated with respect to you as) a PFIC for our taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of Class A ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “— People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty, if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRShas released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of non-U.S. taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or Class A ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credits in respect of any PRC tax on a disposition. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. However, as discussed above under “— Taxation of Distributions,” the IRS has released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming (or limit your ability to claim) a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish your status if required to do so) and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding or otherwise establish an exemption. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which your ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and Class A ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-286081), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-286358) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N E, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary Information.

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our operating transactions are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies. The value of the Renminbi is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than Renminbi by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to affect the remittances. We are exposed to risks related to movements between Renminbi and U.S. dollars. We do not believe that we are currently exposed to any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, and the ADSs will be traded in U.S. dollars.

As of December 31, 2024 and 2025 our cash and cash equivalents, restricted cash and time deposits denominated in Renminbi were RMB4,708.8 million and RMB6,492.9 million (US$928.5 million) accounting for 96.7% and 82.3%, respectively, of our cash and cash equivalents, restricted cash and time deposits.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

Concentration Risk

There were no customers individually represented greater than 10% of our total net revenues for the years ended December 31, 2023, 2024 and 2025. There was nil and one customer individually represented more than 10% of our net accounts receivable as of December 31, 2024 and 2025, respectively.

There was one, two and one suppliers providing materials and packaging individually in each period who exceeded 10% of our total purchases for the years ended December 31, 2023, 2024 and 2025, respectively.

Credit risk

Our credit risk arises from cash and cash equivalents, short-term investments, other receivables included in prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2024 and 2025, the majority of our cash and cash equivalents and time deposits were held by major financial institutions located in the PRC and Hong Kong which we believe are of high credit quality. Accounts receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC and overseas. Our accounts receivable, net were RMB122.0 million and RMB145.9 million (US$20.9 million) as of December 31, 2024 and 2025, respectively. The risk with respect to these financial instruments is mitigated by credit evaluations we perform on our consumers and our ongoing monitoring processes of outstanding balances.

Inflation Risk

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.0% respectively. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
● Any cash distribution to ADS holders	US$0.05 (or less) per ADS
● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
● Depositary services	US$0.05 (or less) per ADS per calendar year
● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
● Cable and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
● Converting foreign currency to U.S. dollars
● As necessary	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes
● As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-286081), as amended, which registered 16,886,589 Class A ordinary shares represented by 16,886,589 ADSs issued and sold by us, at a public offering price of US$28.00 per ADS for a total offering size of approximately US$472.8 million, and was declared effective by the SEC on April 17, 2025, for our initial public offering, which was completed in April 2025. Citigroup Global Markets Inc., Morgan Stanley Asia Limited, and Deutsche Bank AG, Hong Kong Branch were the representatives of the underwriters.

The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$40.3 million, which included US$33.1 million in underwriting discounts and commissions for the initial public offering and approximately US$7.2 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$432.5 million from our initial public offering in April 2025. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from April 17, 2025, the date that the registration statement on Form F-1 (File No. 333-286081) was declared effective by the SEC, to December 31, 2025, we used approximately US$159.6 million of the net proceeds received from our initial public offering for expanding our teahouse network in China and overseas, brand building and marketing, investment in technology to support business development and operations, for developing and innovating new products, for building overseas supply chain network and for other general corporate purpose.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statement on Form F-1 (File No. 333-286081).

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, as we are no longer an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning from the year ending December 31, 2026. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investors’ confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to us not having sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAPP to (i) properly address complex accounting transactions, and (ii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness. These measures include the following:

●	We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have sent our financial staff to regular trainings to meet the requirements of U.S. GAAP and SEC regulations.
●	We have expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations.
●	We have improved our periodic closing process, related financial reporting and disclosure procedures, especially for non-recurring and complex transactions to ensure that the consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

As of December 31, 2025, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

ITEM 16.[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yifan Li, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333- 286081) filed with the SEC on March 25, 2025, and posted a copy of our code of business conduct and ethics on our website at www.chagee.us. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)
Services
Audit Fees(1)	9,252	12,642
Total	9,252	12,642
(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 30, 2024, our board of directors decided to dismiss PricewaterhouseCoopers Zhong Tian LLP, or PwC, our prior independent registered public accounting firm, and appointed KPMG Huazhen LLP, or KPMG, as our new independent registered public accounting firm.

The reports of PwC on our consolidated financial statements for the year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the year ended December 31, 2023 and the subsequent interim period through October 30, 2024, (i) there had been no “disagreements” (as the term is defined in Item 16F(a)(1)(iv) of Form 20-F) between PwC and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make a reference thereto in their reports on the financial statements for such years, and (ii) during the year ended December 31, 2023 and the subsequent interim period through October 30, 2024, there have been no “reportable events” as the term is defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses in the Company’s internal control over financial reporting related to: (1) not having sufficient written period-end closing policies and procedures for the preparation of our consolidated financial statements and (2) not having sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in U.S. GAAP to (i) properly address complex accounting transactions, and (ii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP.

Our board of directors has discussed the above material weaknesses with PwC and we have authorized PwC to respond fully to the inquiries made by KPMG concerning the subject matter of each such reportable event.

We provided a copy of this disclosure to PwC and requested it to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. PwC furnished such letter dated December 13, 2024 as the Exhibit 16.1 to this annual report.

During the year ended December 31, 2023, and the subsequent interim period through October 30, 2024, neither we nor any person on our behalf consulted with KPMG regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by KPMG was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in the Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, we currently plan to follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. In the future, we may rely on other exemptions provided by Nasdaq. Because we choose to follow home country practice in the future, our shareholders will be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at https://investor.chagee.com/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our company’s securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we periodically engage third-party consultants for cybersecurity risk assessment. In addition, our cybersecurity team provides training to our employees on an as-needed basis.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program and delegates cybersecurity risk management oversight to the Information Security and Data Privacy committee of the board of directors. The Information Security and Data Privacy committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Information Security and Data Privacy committee also reports material cybersecurity risks to our full board of directors. Certain management member is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief financial officer and dedicated personnel who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our dedicated cybersecurity and information security personnel are certified and experienced information systems security professionals and information security managers with years of experience. Management, including the chief financial officer and our cybersecurity team, is responsible for updating the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports that cover, among other topics, regulatory and compliance updates, major developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

As of the date of this annual report, we did not identify any cybersecurity threats that had materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.” on page 19 of this annual report.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Company, as currently effective (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025))

2.1

Form of Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

2.3

Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

2.4

Shareholders Agreement by and among the Registrant and other parties named therein dated July 20, 2023 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

2.5*	Description of Registrant’s Securities

4.1

Public Company Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

4.3

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

4.4*	English translation of Form of Franchise Contract (effective as of January 1, 2026)

4.5

Form of Director Agreement between the Registrant and non-executive directors of the Registrant (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

8.1*	Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

Exhibit Number	Description of Document

11.2*	Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Fangda Partners

16.1

Letter from PricewaterhouseCoopers Zhong Tian LLP to the SEC, dated December 13, 2024 (incorporated by reference to Exhibit 16.1 from our registration statement on Form F-1 (File No. 333-286081), as amended, initially filed publicly with the SEC on March 25, 2025)

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith
†

Portions of this exhibit have been omitted in reliance upon Item 601 of Regulation S-K as the registrant has determined that the omitted information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chagee Holdings Limited

By:	/s/ Junjie Zhang
	Name:	Mr. Junjie Zhang
	Title:	Chairman of the Board, Chief Executive Officer

Date: April 29, 2026

CHAGEE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Chagee Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chagee Holdings Limited and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over net revenues from sales of products to franchised teahouses

As discussed in Notes 2(t) and 13 to the consolidated financial statements, the Company recorded RMB10,440.5 million of net revenues from sales of products to franchised teahouses for the year ended December 31, 2025.

We identified the evaluation of the sufficiency of audit evidence over net revenues from sales of products to franchised teahouses as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required subjective auditor judgment due to large volume of transactions. This included determining the procedures performed and evaluating the nature and extent of evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net revenues from sales of products to franchised teahouses. We (i) assessed the recorded net revenues from sales of products to franchised teahouses by selecting a sample of revenue transactions and comparing the amounts and timing recognized with external confirmations, or delivery notes, sales orders and invoices; and (ii) evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2024.

Beijing, China

April 29, 2026

CHAGEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2(f))
Assets
Current assets
Cash and cash equivalents	4,754,783	7,607,270	1,087,825
Restricted cash	13,898	26,156	3,740
Time deposits	100,000	259,000	37,037
Short-term investments	—	100,093	14,313
Accounts receivable, net	121,967	145,903	20,864
Inventories	132,069	228,009	32,605
Prepayments and other current assets, net	315,404	481,913	68,913
Amounts due from related parties	1,547	2,085	298
Total current assets	5,439,668	8,850,429	1,265,595
Non-current assets
Long-term investments	2,403	2,109	302
Property and equipment, net	249,003	583,670	83,464
Deferred tax assets, net	253,210	402,821	57,603
Right-of-use assets, net	542,202	1,275,805	182,438
Goodwill	11,837	97,985	14,012
Intangible assets	8,440	12,078	1,727
Other non-current assets	89,343	238,086	34,044
Total non-current assets	1,156,438	2,612,554	373,590
Total assets	6,596,106	11,462,983	1,639,185
Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	597,091	629,789	90,059
Contract liabilities, current	265,341	293,706	41,999
Taxes payable	217,387	174,746	24,988
Operating lease liabilities, current	195,438	424,363	60,683
Accrued expenses and other liabilities	1,022,671	1,327,348	189,810
Total current liabilities	2,297,928	2,849,952	407,539
Non-current liabilities
Contract liabilities, non-current	257,305	185,996	26,597
Operating lease liabilities, non-current	352,618	849,936	121,539
Total non-current liabilities	609,923	1,035,932	148,136
Total liabilities	2,907,851	3,885,884	555,675
Commitments and contingencies (Note 21)

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2(f))
Mezzanine equity
Series A convertible redeemable preferred shares “Series A Preferred Shares”) (US$0.0001 par value; 34,833,028 and nil shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively, with redemption value of RMB231,944 and nil as of December 31, 2024 and 2025, respectively)	231,944	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0001 par value; 14,914,404 shares and nil authorized, issued and outstanding as of December 31, 2024 and 2025, respectively, with redemption value of RMB234,715 and nil as of December 31, 2024 and 2025, respectively)	234,715	—	—
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (US$0.0001 par value; 20,374,577 shares and nil authorized, issued and outstanding as of December 31, 2024 and 2025, respectively, with redemption value of RMB467,121 and nil as of December 31, 2024 and 2025, respectively)	467,121	—	—
Total mezzanine equity	933,780	—	—
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 364,603,884 shares authorized, 39,169,393 shares issued and 33,469,785 shares outstanding as of December 31, 2024; 364,603,884 shares authorized, 154,239,340 shares issued and 125,489,219 shares outstanding as of December 31, 2025)	27	93	13
Class B Ordinary shares (US$0.0001 par value; 65,274,107 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	49	49	7
Treasury stock	(210,082)	(210,082)	(30,041)
Additional paid-in capital	90,853	3,696,445	528,585
Statutory reserve	18,437	34,913	4,992
Retained earnings	2,752,024	3,886,242	555,725
Accumulated other comprehensive income/(loss)	2,597	(65,858)	(9,418)
Total shareholders’ equity of the Company	2,653,905	7,341,802	1,049,863
Non-controlling interests	100,570	235,297	33,647
Total shareholders’ equity	2,754,475	7,577,099	1,083,510
Total liabilities, mezzanine equity and shareholders’ equity	6,596,106	11,462,983	1,639,185

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Net revenues
Net revenues from franchised teahouses (including transactions with related parties of RMB2,511, RMB18,811 and RMB32,707 for the years ended December 31, 2023, 2024 and 2025, respectively)	4,395,908	11,632,374	11,417,091	1,632,622
Net revenues from company-owned teahouses	244,263	773,208	1,490,316	213,112
Total net revenues	4,640,171	12,405,582	12,907,407	1,845,734
Cost of materials, storage and logistics	(2,562,254)	(6,256,744)	(6,001,463)	(858,198)
Company-owned teahouse operating costs	(106,379)	(467,320)	(989,359)	(141,476)
Other operating costs	(272,773)	(572,621)	(756,465)	(108,173)
Sales and marketing expenses	(261,563)	(1,108,911)	(1,362,504)	(194,835)
General and administrative expenses	(363,099)	(1,113,387)	(2,450,379)	(350,400)
Total operating expenses	(3,566,068)	(9,518,983)	(11,560,170)	(1,653,082)
Income from operations	1,074,103	2,886,599	1,347,237	192,652
Fair value change of forward contract related to Series B+ preferred shares (Note 18)	(105,483)	—	—	—
Financial income, net	17,016	37,306	147,494	21,091
Others, net	20,691	118,193	123,355	17,640
Income before income tax	1,006,327	3,042,098	1,618,086	231,383
Income tax expenses	(203,761)	(527,507)	(431,741)	(61,738)
Net income	802,566	2,514,591	1,186,345	169,645
Less: Net income attributable to non-controlling interests	(1,663)	(17,368)	(15,196)	(2,173)
Add: Net loss attributable to redeemable non-controlling interests	—	18,891	—	—
Net income attributable to the Company	800,903	2,516,114	1,171,149	167,472
Accretion of convertible redeemable preferred shares to redemption value	(43,330)	(62,000)	(20,082)	(2,872)
Cumulative undeclared dividends on convertible redeemable preferred shares	(32,081)	(51,032)	(15,702)	(2,245)
Accretion of redeemable non-controlling interests to redemption value	—	(18,891)	—	—
Net income attributable to the Company’s ordinary shareholders	725,492	2,384,191	1,135,365	162,355
Net income	802,566	2,514,591	1,186,345	169,645
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil income tax expenses	(9,159)	11,756	(68,455)	(9,789)
Total comprehensive income	793,407	2,526,347	1,117,890	159,856
Less: Comprehensive income attributable to non-controlling interests	(1,663)	(17,368)	(15,196)	(2,173)
Add: Net loss attributable to redeemable non-controlling interests	—	18,891	—	—
Comprehensive income attributable to the Company	791,744	2,527,870	1,102,694	157,683

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
− Basic	104,465,049	100,628,189	162,470,727	162,470,727
− Diluted	152,731,792	100,628,189	164,714,666	164,714,666
Net income per ordinary share
− Basic	5.04	14.26	6.27	0.90
− Diluted	4.98	14.26	6.18	0.88
Share-based compensation expenses included in:
Other operating costs	(54)	(21)	(28,628)	(4,094)
Sales and marketing expenses	(58)	(25)	(50,450)	(7,214)
General and administrative expenses	(10,404)	(557)	(644,460)	(92,157)

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share, per share data or otherwise noted)

								Accumulative
	Class A		Class B		Additional			other		Total
	Ordinary Shares		Ordinary Shares		paid-in	Statutory	Accumulated	comprehensive	Non-controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	(deficit)/income	loss	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	37,486,524	27	69,614,625	51	98,666	—	(406,164)	—	73	(307,347)
Net income	—	—	—	—	—	—	800,903	—	1,663	802,566
Foreign currency translation adjustment, net of nil income tax expenses	—	—	—	—	—	—	—	(9,159)	—	(9,159)
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	—	—	—	820	820
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(16,010)	—	(27,320)	—	—	(43,330)
Appropriation to statutory reserves	—	—	—	—	—	276	(276)	—	—	—
Capital injection from non-controlling interests shareholder	—	—	—	—	—	—	—	—	540	540
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,765)	(1,765)
Exchange of ordinary shares for preferred shares (Note 17)	(1,046,761)	(1)	(1,610,888)	(1)	—	—	(32,181)	—	—	(32,183)
Exchange of Class B ordinary shares for Class A ordinary shares (Note 17)	2,729,630	1	(2,729,630)	(1)	—	—	—	—	—	—
Balance as of December 31, 2023	39,169,393	27	65,274,107	49	82,656	276	334,962	(9,159)	1,331	410,142

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

(All amounts in thousands, except for share, per share data or otherwise noted)

										Accumulative
	Class A		Class B				Additional			other	Non-	Total
	Ordinary Shares		Ordinary Shares		Treasury shares		paid-in	Statutory	Retained	comprehensive	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	earnings	(loss)/income	interests	equity
	RMB	RMB		RMB			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	39,169,393	27	65,274,107	49	—	—	82,656	276	334,962	(9,159)	1,331	410,142
Net income	—	—	—	—	—	—	—	—	2,516,114	—	17,368	2,533,482
Foreign currency translation adjustment, net of nil income tax expenses	—	—	—	—	—	—	—	—	—	11,756	—	11,756
Repurchase of ordinary shares	—	—	—	—	(5,699,608)	(210,082)	—	—	—	—	—	(210,082)
Acquisition of a subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	—	—	19,476	19,476
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(62,000)	—	—	(62,000)
Accretion of redeemable noncontrolling interests to redemption value	—	—	—	—	—	—	—	—	(18,891)	—	—	(18,891)
Appropriation to statutory reserves	—	—	—	—	—	—	—	18,161	(18,161)	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,282)	(1,282)
Capital injection from non-controlling interests shareholder	—	—	—	—	—	—	—	—	—	—	13,577	13,577
Reclassification from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	—	—	50,100	50,100
Modification of the liability-classified portion of share awards to equity-classified awards (Note 16)	—	—	—	—	—	—	8,197	—	—	—	—	8,197
Balance as of December 31, 2024	39,169,393	27	65,274,107	49	(5,699,608)	(210,082)	90,853	18,437	2,752,024	2,597	100,570	2,754,475

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

(All amounts in thousands, except for share, per share data or otherwise noted)

										Accumulative
	Class A		Class B				Additional			other	Non-	Total
	Ordinary Shares		Ordinary Shares		Treasury shares		paid-in	Statutory	Retained	comprehensive	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	earnings	income/(loss)	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	39,169,393	27	65,274,107	49	(5,699,608)	(210,082)	90,853	18,437	2,752,024	2,597	100,570	2,754,475
Net income	—	—	—	—	—	—	—	—	1,171,149	—	15,196	1,186,345
Foreign currency translation adjustment, net of nil income tax expenses	—	—	—	—	—	—	—	—	—	(68,455)	—	(68,455)
Fundraising proceeds from initial public offering (“IPO”), net of listing expense relating to the IPO in the amount of RMB52.0 million	16,886,589	12	—	—	—	—	3,129,760	—	—	—	—	3,129,772
Conversion of preferred shares into ordinary shares	70,122,009	51	—	—	—	—	953,811	—	—	—	—	953,862
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(20,082)	—	—	(20,082)
Appropriation to statutory reserves	—	—	—	—	—	—	—	16,476	(16,849)	—	373	—
Dividends to shareholders	—	—	—	—	—	—	(1,233,069)	—	—	—	—	(1,233,069)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(10,311)	(10,311)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Capital injection from non-controlling interests shareholder	—	—	—	—	—	—	—	—	—	—	175,103	175,103
Repurchase of non-controlling interests	—	—	—	—	—	—	3,292	—	—	—	(45,466)	(42,174)
Share-based compensation	—	—	—	—	—	—	723,538	—	—	—	—	723,538
Exercising of share options and vesting of restricted share units	5,010,836	3	—	—	—	—	28,260	—	—	—	—	28,263
Balance as of December 31, 2025	131,188,827	93	65,274,107	49	(5,699,608)	(210,082)	3,696,445	34,913	3,886,242	(65,858)	235,297	7,577,099
Balance as of December 31, 2025 – US$(Note 2(f))		13		7		(30,041)	528,585	4,992	555,725	(9,418)	33,647	1,083,510

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities:
Net income	802,566	2,514,591	1,186,345	169,645
Adjustments to reconcile net income to net cash provided by operating activities
Fair value change of forward contract related to Series B+ preferred shares	105,483	—	—	—
Depreciation and amortization	10,370	60,904	146,377	20,932
Share-based compensation	10,516	603	723,538	103,465
Inventories provisions	869	143	1,851	265
Deferred income tax	(95,772)	(126,873)	(149,611)	(21,394)
Loss/(gains) on disposal of property and equipment	865	(312)	3,083	441
Provision for other current assets	—	—	17,185	2,457
Provision for expected credit losses	4,101	6,958	29	4
Loss from disposal of subsidiaries	—	—	4,556	651
Loss from disposal of investments	228	—	373	53
Fair value changes of short-term investments	(944)	—	(9,796)	(1,401)
Unrealized exchange (gains)/loss	(911)	5	14,915	2,133
Equity in earnings from equity method investments	—	(403)	(1,969)	(282)
Changes in operating assets and liabilities, net of effects from business combination and disposal of subsidiaries
Accounts receivable	(75,561)	(31,290)	(35,745)	(5,111)
Inventories	(9,176)	(69,422)	(119,012)	(17,018)
Prepayments and other current assets	(55,427)	(213,999)	(170,811)	(24,426)
Amount due from related parties	91	(1,547)	(536)	(77)
Right-of-use assets, net	(47,573)	(427,979)	(735,716)	(105,206)
Other non-current assets	(9,800)	(59,424)	(96,534)	(13,804)
Accounts payable	384,016	127,801	47,195	6,749
Contract liabilities	295,386	175,503	(22,738)	(3,251)
Taxes payable	231,412	(63,495)	(42,003)	(6,006)
Operating lease liabilities	45,385	439,218	727,440	104,023
Accrued expenses and other liabilities	337,483	506,674	155,685	22,261
Net cash provided by operating activities	1,933,607	2,837,656	1,644,101	235,103
Cash flows from investing activities:
Purchase of short-term investments	(236,480)	—	(4,391,000)	(627,905)
Maturity of short-term investments	238,335	—	4,300,703	614,992
Placements of time deposits	(100,000)	(300,000)	(159,000)	(22,737)
Maturity of time deposits	—	300,000	—	—
Bridge loans to shareholders related to the restructuring	(305,000)	—	—	—
Repayment of bridge loans from shareholders related to the restructuring	305,000	—	—	—
Purchases of property and equipment	(31,861)	(225,504)	(417,099)	(59,644)
Proceeds from disposal of property and equipment	78	2,593	11	2
Investment in an investee	(2,000)	—	—	—
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	(7,968)	(1,139)
Proceeds from disposal of long-term investments	717	—	—	—
Loans to related parties	(34,000)	—	—	—
Loans to third parties	(20,500)	—	—	—
Repayments of loans from a third party	1,000	20,000	—	—
Repayments of loans from related parties	38,000	—	—	—
Prepayments for the purpose of intangible assets	—	(15,755)	(35,231)	(5,038)
Cash paid for business combinations, net of cash acquired	—	(10,813)	(115,432)	(16,507)
Net cash used in investing activities	(146,711)	(229,479)	(825,016)	(117,976)

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from financing activities:
Proceeds from issuance of Series B+ Preferred Shares, net of issuance costs	331,422	—	—	—
Proceeds from short-term borrowings	—	24,956	200,000	28,600
Repayment of short-term borrowings	—	(27,110)	(200,000)	(28,600)
Repurchase of ordinary shares	—	(210,082)	—	—
Payments for offering expenses	—	(10,091)	(36,272)	(5,186)
Capital injection from non-controlling interests and redeemable non-controlling interests	14,540	49,677	175,103	25,039
Dividends to non-controlling shareholders	(1,765)	(1,282)	(168)	(24)
Purchase of non-controlling interests	—	—	(40,704)	(5,821)
Dividends to the Company’s ordinary shareholders	—	—	(1,233,069)	(176,327)
Proceeds from the IPO, net of underwriting discounts and commissions	—	—	3,181,762	454,986
Net cash provided by/(used in) financing activities	344,197	(173,932)	2,046,652	292,667
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(9,159)	11,756	(992)	(141)
Net increase in cash and cash equivalents and restricted cash	2,121,934	2,446,001	2,864,745	409,653
Cash and cash equivalents and restricted cash at the beginning of the year	200,746	2,322,680	4,768,681	681,912
Cash and cash equivalents and restricted cash at the end of the year	2,322,680	4,768,681	7,633,426	1,091,565
Cash and cash equivalents	2,322,680	4,754,783	7,607,270	1,087,825
Restricted cash	—	13,898	26,156	3,740
Total cash and restricted cash shown in the statement of cash flows	2,322,680	4,768,681	7,633,426	1,091,565
Supplemental disclosures of cash flow information:
Income taxes paid	(206,970)	(644,267)	(630,243)	(90,124)
Interests paid	—	(12)	(1,061)	(152)
Supplemental schedule of non-cash financing activities:
Accretion of convertible redeemable preferred shares to redemption value	43,330	62,000	20,082	2,872
Accretion of redeemable non-controlling interests to redemption value	—	18,891	—	—
Increase in accrued expenses and other liabilities related to purchases of property and equipment	2,034	45,202	76,134	10,887
Increase in accrued expenses and other liabilities related to acquisition of non-controlling interests in subsidiaries	820	—	—	—
Preferred shares exchanged for ordinary shares and the related share-based compensation expense	39,173	—	—	—
Ordinary shares exchanged for preferred shares (Note 17)	(32,181)	—	—	—
Automatic conversion of preferred shares to Class A ordinary shares upon the IPO	—	—	953,862	136,400

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)Principal activities and subsidiaries

Chagee Holdings Limited (the “Company” or “Chagee”) was incorporated in the Cayman Islands under the Cayman Islands Companies Law as an exempted company with limited liability on May 12, 2023. The Company and its subsidiaries, together referred to as the “Group”. The Group is primarily engaged in the sales of freshly-made tea drinks, related raw materials, packaging, teahouse equipment and other supplies in the People’s Republic of China (the references to “PRC” are to the People’s Republic of China, for the purposes of the financial statements only, excluding Hong Kong, Macau and Taiwan) and overseas.

As of December 31, 2025, the Company’s major subsidiaries were as follows:

			Percentage of
	Place of	Date of	beneficial
	Incorporation	incorporation	ownership	Principal Activities
Major subsidiaries:
Chagee Holdings Pte. Ltd. (“Chagee Holdings Singapore”)	Singapore	June 9, 2023	100%	Investing holding company
Chagee Investment Pte. Ltd. (“Chagee Investment”)	Singapore	June 30, 2023	100%	Investing holding company
Beijing Chagee Catering Management Co., Ltd. (“Beijing Chagee”)	PRC	December 11, 2020	100%	Investing holding company
Sichuan Chagee Enterprise Management Co., Ltd.	PRC	March 24, 2021	100%	Franchise business
Sichuan Chayudao Enterprise Management Co., Ltd.	PRC	May 11, 2023	100%	Supply chain product sales
Chagee (Shanghai) Brand Management Co., Ltd.	PRC	January 8, 2024	100%	Brand, Marketing and Management
Chagee (Shanghai) Information Technology Co., Ltd.	PRC	September 23, 2024	100%	Information Technology Services

(b)Reorganization

Prior to the incorporation of the Company and the completion of the restructuring (the “Restructuring”) as described below, the Group conducted its business initially through Beijing Chagee and its subsidiaries in the PRC. Beijing Chagee had previously issued Series A and Series B preferred shares to certain investors during the years of 2020 and 2021 (Note 18).

In connection with the proposed initial public offering of the Company’s shares, the Group undertook certain corporate restructuring activities in 2023 to establish an offshore structure with the Company as the Group’s ultimate holding company.

To effect the Restructuring, the following steps were undertaken:

●	In June 2023, the Company established a directly wholly owned subsidiary Chagee Holdings Singapore, and Chagee Holdings Singapore established a wholly owned subsidiary Chagee Investment.

In July 2023, in anticipation of the Restructuring, the Company issued preferred shares to certain Beijing Chagee’s Series A and Series B preferred shareholders in proportion to their previous respective equity interest in Beijing Chagee and with substantially the same terms. For preferred shareholders who are required to complete certain regulatory procedures before they can legally own shares in the Company, the Company entered into an exchange agreement with them that they shall exchange their interest in Beijing Chagee into preferred shares of the Company when regulatory procedures are completed.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)Reorganization (continued)

●	In October 2023, Chagee investment paid to Beijing Chagee RMB36.9 million as capital contribution and then all existing ordinary shareholders of Beijing Chagee transferred their interest in Beijing Chagee to Chagee Investment for nominal consideration and all preferred shareholders’ interest in Beijing Chagee were repurchased by Beijing Chagee. As a result, Chagee Investment obtained 100% equity interests of Beijing Chagee. In September and November 2023, Beijing Chagee paid RMB195.0 million and RMB110.0 million, respectively to the Series A and Series B preferred shareholders as legal consideration for repurchase of their interest in Beijing Chagee. Such consideration must be returned to the Company as the legal subscription price for the preferred shares of the Company and was actually received by the Company before the completion of the Restructuring in December 2023. The consideration paid is accounted for as a bridge loan to the shareholders.
●	In December 2023, the required regulatory procedures were completed for certain preferred shareholders to legally own shares in the Company. As such, they completed the exchange of their interest in Beijing Chagee into preferred shares of the Company pursuant to the exchange agreement.
●	Upon completion of the Restructuring in December 2023, all of the ordinary and preferred shareholders of Beijing Chagee exchanged their interests into ordinary shares, Series A and Series B preferred shares of the Company as applicable, which are in proportion to their previous respective equity interests in Beijing Chagee prior to the Restructuring.

Upon the completion of the Restructuring, the business was still carried out by PRC subsidiaries and within the Group. The Company, Chagee Holdings Singapore and Chagee Investment had no operations and only nominal amounts of net assets prior to the consummation of the Restructuring and did not meet the definition of a business. All of the Group’s business continued to be conducted through Beijing Chagee and its subsidiaries after the Restructuring. There was no change in control over the Group before and after the Restructuring.

Accordingly, the above Restructuring transactions, are regarded as a non-substantive recapitalization of Beijing Chagee with no change in the basis of presentation of the financial statements. The Group’s financial information has been prepared on a consolidated basis as if the corporate structure of the Company after the Restructuring had been in existence throughout the periods presented, and represents a continuation of the consolidated financial statements of Beijing Chagee whereas the assets, liabilities and operating results were presented at their historical carrying values.

2.SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company and entities controlled by the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interests is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Group.

Redeemable non-controlling interests are recognized at fair value on the acquisition date as a mezzanine equity. When the non-controlling interests is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interests is classified as mezzanine equity according to Accounting Standards Codification (“ASC”) 480. The Group evaluates the possibility of the redemption at every balance sheet date, and records accretions of the mezzanine equity to its redemption amount when the redemption becomes probable. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The accretion process of adjusting redeemable non-controlling interests to its redemption value is performed after attribution of net income or loss pursuant to ASC 810, Consolidation. The redemption value is calculated according to the terms agreed with the non-controlling interests. The carrying amount of the redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or its redemption amount. Upon the elapse of the redemption feature, the carrying amount of redeemable non-controlling interests is reclassified to non-controlling interests.

(d)Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, mezzanine equity and disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, revenue recognition, fair value of convertible redeemable preferred shares upon initial recognition, the determination of share-based compensation, lower of cost and net realizable value of inventories, allowance for expected credit losses, valuation allowance of deferred tax assets, useful life of property and equipment and the discount rate of operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in Cayman Islands and the United States is United States dollars (“US$”). Other overseas subsidiaries use their local currency as their functional currency, while the functional currency of the PRC entities subsidiary in the Group is RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use currency other than RMB as their functional currency, have been translated into RMB. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (ASC) 830, Foreign Currency Matters.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded as others, net in the consolidated statements of operations and comprehensive income.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)Functional currency and foreign currency translation (continued)

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ (deficit)/equity and a component of other comprehensive income in the consolidated statements of operations and comprehensive income.

(f)Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations and comprehensive income, changes in shareholder’s equity and cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the noon buying rate of US$1.00=RMB6.9931 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(g)Fair value measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other than quoted prices included in Level 1 inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

See Note 20 Fair Value Measurement for additional information.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)Cash, cash equivalents, restricted cash and time deposits

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal or for use is reported separately on the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The restricted cash primarily represents guarantee deposits related to the leases.

Time deposits represent time deposits placed with banks in original maturities of more than three months and less than one year.

The time deposits carry fixed interest per annum for the years presented.

(i)Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, Financial Instruments, the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

(j)Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of provision for expected credit losses. The accounts receivable mainly include the receivables due from franchisees.

(k)Expected credit losses

In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date, including accounts receivable and other receivables, using a current expected credit loss for the model based on historical experience adjusted for judgments about the effects of relevant observable data, including current and future economic conditions periodically. The Group has early adopted this ASC Topic 326 and several associated ASUs in 2021, this adoption of ASC 326 using a modified retrospective approach did not have a material impact on the consolidated financial statements.

The Group’s accounts receivable, other receivables included in prepayments, other current assets and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which includes the size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered to customers, and industry- specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

The Group recorded RMB1.7 million, RMB3.6 million and RMB0.7 million expected credit losses in general and administrative expenses for accounts receivable for the years ended December 31, 2023, 2024 and 2025, respectively. The provision/(reversal) for expected credit losses recorded for other receivables included in prepayments and other current assets and other non-current assets were RMB2.4 million, RMB3.4 million and RMB(0.7) million for the years ended December 31, 2023, 2024 and 2025.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)Inventories

Inventories, consisting of raw materials, packaging, teahouse equipment and other supplies, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as expiration aging, historical and forecasted consumer demand, and market conditions that impact pricing. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(m)Long-term investments

Equity investments using the measurement alternative

The Group measures long-term equity investments other than equity method investments at fair value through earnings in accordance with ASU 2016-01. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known.

Equity method investments

The Group applies the equity method to account for equity investments in common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated statements of operations and comprehensive income and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income.

As of December 31, 2024 and 2025, the Group’s long-term investment primarily included the equity investment in investees. Investment was accounted for using equity method as the Group can exercise significant influence on the investees.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company- specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations and comprehensive income.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

Category	Estimated useful lives
Electronic equipment	3 years
Teahouse operation equipment	3 years
Vehicles	4 years
Manufacturing equipment	10 years
Property	20 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in “others, net” in the consolidated statements of operations and comprehensive income.

(o)Impairment of long-lived assets

Long-lived assets or asset groups such as property and equipment, intangible assets and right of use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset or asset group by comparing the carrying value of the asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or asset group over the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Nil of impairment of long-lived asset was recognized for the years ended December 31, 2023, 2024 and 2025.

(p)Leases

The Group accounts for leases in accordance with ASU 2016-02, Leases (ASC Topic 842), which requires lessees to recognize leases on the consolidated balance sheets in the presentation of operating lease right-of- use (“ROU”) assets and operating lease liabilities, and disclose key information about leasing arrangements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, net and the corresponding lease liabilities are included within operating lease liabilities, current and operating lease liabilities, non-current of the consolidated balance sheets.

The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term leases on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease at the lease commencement date.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)Business combination

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

(r)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the business combination. The Group performs quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. There was no impairment loss of goodwill recognized for all the years presented.

(s)Treasury stock

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings. Repurchased shares were reserved for the share settlement upon share option exercises. The cost of treasury stock reissued is determined using the weighted average method. Gains on reissuances of treasury shares are credited to additional paid-in-capital; and losses on reissuances may be charged to additional paid-in-capital to the extent that previous net gains from retirements of the same class of shares are included in additional paid-in-capital, otherwise they are charged to retained earnings.

(t)Revenue recognition

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to a customer, for an amount that reflects the consideration the Group expects to be entitled to in exchange for these goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. Control of the goods or services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers goods or services to the customer, the Group presents the advance payment in contract liabilities, current and contract liabilities, non-current in the consolidated balance sheets when the payment is received or receivable. A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)Revenue recognition (continued)

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group obtains control of the specified goods or services before they are transferred to the customers, such that the Group is a principal, the revenues are recognized at the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to arrange for the provision of the specified goods or services by another party, the revenues are recognized at the net amount for the amount of commission.

When a contract with a customer includes multiple performance obligations, transaction price is allocated to the performance obligations on a relative standalone selling price basis.

The Group principally generates its revenue from the following major sources: 1) revenue from franchised teahouses, and 2) revenue from company-owned teahouses. Below is a discussion of how the revenues are earned and the corresponding revenue recognition policies.

1)Revenue from franchised teahouses

The revenue from franchised teahouses principally consists of 1) sales of products to franchisees and 2) franchising and other services. Further details are as follows:

Revenue from sales of products to franchisees

Revenue from sales of products to franchisees primarily comprises of sales of raw materials, packaging, teahouse equipment and other supplies to franchisees. Transfer of those products is considered a separate performance obligation distinct from the franchise agreements as the franchisees can benefit from transfer of those products on its own. The Group considers itself the principal in this arrangement as the Group has the ability to control the promised products before transferring to the franchisees. Accordingly, the related revenue is presented on a gross basis on the consolidated statements of operations and comprehensive income. Rebates to its franchisees according to the Group’s incentive policies are recognized as a reduction to revenue.

Revenue from sales of products to franchisees is recognized at the point in time when the control over those products is transferred to the franchisee, which is when the franchisee receives and accepts the products, and related expenses are recognized as incurred. In general, the Group does not have any obligation or past practices to accept any return of unsold products, except for rare cases such as a latent defect subject to product recall.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)Revenue recognition (continued)

Franchising and other services

Under the franchise agreements, the franchisees are required to pay the Group continuing royalty fees based on a percentage of the applicable teahouses’ sales/profits in exchange for the license of the intellectual property associated with the franchise right and provision of administrative support services by the Group. The continuing royalty fees are generally billed and paid on a monthly basis. Typically the franchisees are also required to pay a fixed non-refundable upfront franchise fee, primarily in exchange for pre-opening support services, and a fixed annual brand license fee, both of which are billed and paid when a franchise agreement becomes effective.

Under the franchise model, the franchise teahouse is operated by the franchisee in accordance with the Group’s operating standards and continuing royalty fees are typically billed and paid monthly based on a fixed percentage of the monthly reported sales of the franchised teahouse. As an alternative, some franchisees may choose for the Group to operate the teahouse on a day-to-day basis, in which case continuing royalty fees are billed and paid monthly and are based on a fixed percentage of the reported monthly profit of the franchise teahouse. Continuing royalty are recognized as the related sales and profits occur.

The franchise agreements are generally for a one-year term, and are renewable annually by the franchisees. The Group has determined that the pre-opening support services are highly interrelated with the franchise right and are therefore not distinct from providing the ongoing access to the franchise license. The Group has also determined that the upfront franchise fees give rise to a material right as the Group grants the franchisees a right to renew the franchise agreements by not having to pay a similar upfront fee upon renewal. Accordingly, the upfront franchise fees are recognized as revenue on a straight-line basis over the expected franchise period. The annual brand license fees are recognized as revenue on a straight-line basis over the stated franchise period. Continuing royalty fees are recognized as revenue when the related sales or profits occur.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)Revenue recognition (continued)

2)Revenue from company-owned teahouses

Revenue from company-owned teahouses is recognized when the control of the product is transferred to the customer. Revenue from company-owned teahouses is reported net of value added tax, discounts and returns, if any.

From time to time, the Group offers discounts to customers in the form of issuing coupons that can be applied in future purchases. Those coupons are not issued as part of an existing contract and therefore do not give rise to a separate performance obligation. The coupons are accounted for as a reduction of revenue when they are used by the customers.

3)Membership program

The Group operates a customer loyalty program under which customers accumulate credits from purchases made which entitle them to discounted products in future. The award credits expire one year after issuance. The Group accounts for the award credits as a performance obligation separate from the products transferred in the initial sale. The Group estimates the stand-alone selling price of the award credits granted based on the discount that the customer would obtain when redeeming the credits, adjusted for the likelihood that the credits will be redeemed. Transaction price is allocated to the award credits granted and the products transferred in the initial sale on a relative stand-alone selling price basis. Transaction price allocated to the award credits granted is initially recognized as contract liabilities, and subsequently recognized as revenue when the credits are redeemed or expire, whichever is earlier. The contract liabilities balances for customer loyalty program were not material as of December 31, 2024 and 2025.

(u)Costs of materials and storage and logistics

Costs of materials consist primarily of materials and ingredients for resale to franchised teahouses and the production of tea drinks, packaging, equipment and other materials.

Storage and logistics costs consist primarily of cost for the inventory storage and logistics costs for shipping the inventory to the franchised teahouses and company-owned teahouses. The Group incurred storage and logistics costs of RMB99.9 million, RMB243.8 million and RMB290.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Effective in the first quarter of 2025, the Group combined the (i) cost of materials and (ii) storage and logistics costs as cost of materials, storage and logistics on the consolidated statements of operations and comprehensive income. This reclassification has been applied retrospectively.

(v)Company-owned teahouses operating costs

Company-owned teahouses operating costs consist primarily of lease expenses for the company-owned teahouses, payroll costs for the front employees in the company-owned teahouses, commission and delivery fees for third-party platforms, deprecation expenses and utility costs. The commission and delivery costs were RMB20.1 million, RMB65.0 million and RMB127.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

(w)Other operating costs

Other operating costs consist primarily of the other costs except for those costs mentioned in note 2(u) and note 2(v), including payroll, rental and utilities costs for personnel associated with primary business functions, excluding those in company-owned teahouses, and tax surcharges.

(x)Sales and marketing expenses

Sales and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. Advertising expenses are expensed as incurred and were RMB140.4 million, RMB781.2 million and RMB763.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)General and administrative expenses

General and administrative expenses consist of salaries and benefits including share-based compensation expenses and other expenses which are related to the general corporate functions, rental and general expenses associated with these functions, professional service fees and research and development expenses.

Research and development expenses are included in general and administrative expenses, which are mainly salaries and benefits expenses and other expenses related to product development department. The Group charged RMB11.5 million, RMB193.5 million and RMB268.5 million of research and development costs to expense for the years ended December 31, 2023, 2024 and 2025, respectively.

(z)Government grants

The government grants mainly represent subsidies and benefits from local governments in China (usually subject to assessment and changes in policies, and therefore are not recurring in nature), which are primarily related to our income, and are awarded as a form of recognition for our contributions to local economic growth in accordance with relevant supportive policies. Government grants of RMB38.4 million, RMB128.4 million and RMB141.3 million were recorded in the consolidated statements of operations and comprehensive income in “others, net” for the years ended December 31, 2023, 2024 and 2025, respectively.

(aa)Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of restricted shares and restricted stock units (“RSUs”). The Company grants options or RSUs to its employees, directors and consultants with performance conditions and service conditions.

The Group determines the classification of share-based awards based on the natures of such awards. It is classified as a liability award when any of the following conditions are met: i) an award with conditions other than a market, performance, or service condition; ii) an award that meets certain criteria of ASC 480 in distinguishing liabilities from equity; iii) a share award with a repurchase feature that permits an employee to avoid the risks and rewards that are normally associated with stock ownership or it is probable that the employer would prevent the employee from bearing the risks and rewards that are normally associated with stock ownership; iv) an option or similar instrument that could require the employer to pay cash or other assets to an employee; v) an option or similar instrument where the underlying stock is classified as a liability.

For share options granted with service conditions and the occurrence of an IPO as a performance condition, cumulative share-based compensation costs for the awards that have satisfied the service condition are recorded upon the completion of the IPO based on their grant date fair value, using a graded-vesting method. For share options granted with additional repurchase features and determined to be liability-classified awards, the fair value of the options are measured at grant date and are remeasured to an updated fair value at each reporting date until the awards are settled. The related share-based compensation costs are recognized over the requisite service period and trued up each reporting date for changes in fair value pro-rated for the portion of the requisite service period rendered. For share options and RSUs granted with service conditions, cumulative share-based compensation costs for the awards are recorded based on their grant date fair value, using a graded-vesting method.

The Group, with the assistance of an independent third-party valuation firm, determines the fair value of share-based awards granted to employees and non-employees, if applicable. The determination of the fair value is affected by the fair value of ordinary shares. Before the completion of the IPO, the fair value of the ordinary shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the binomial option pricing model. The assumptions used in share-based compensation expense represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. After the completion of the IPO, the fair value of the ordinary shares was based on the quoted market price as of the grant date.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)Share-based compensation (continued)

Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

(bb)Employee benefits

Full-time employees of the Group, primarily in the PRC participate in the local government mandated defined contribution plans, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Labour related regulations of these countries, require that the local subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by local governments. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive income amounted to RMB59.3 million, RMB159.1 million and RMB251.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

(cc)Taxation

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax benefit/(expense).

Value added Tax (“VAT”)

The Group is subject to VAT on revenues. The sales of products are subject to VAT rate from 9% to 20% depending on the products type and the tax jurisdictions where the sales generated, and the revenue generated from services are subject to VAT rate of 6% or 1% depending on whether the entity is a general taxpayer. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(dd)Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income and foreign currency translation adjustments of the Group.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)Net income per share

In accordance with ASC 260, Earnings per Share, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. The net income will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) the accretion on preferred shares to redemption value. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options and vesting of unvested restricted share units (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share if their effect would be anti-dilutive.

(ff)Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non- distributable reserve funds. Pursuant to the laws applicable to China’s Foreign Invested Enterprises (“FIE”), the Company’s subsidiaries which are registered as a wholly foreign-owned enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

(gg)Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the Group or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or have significant influence, such as a family member or relative, shareholder, or a related corporation.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(hh)Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Based on the criteria established by ASC 280, the Group’s CODM has been identified as the founder, chairman of the board of directors and chief executive officer of the Group, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group operates and manages its business as a single operating and reportable segment. The Group’s CODM uses consolidated net income as the measure of profit or loss to monitor budget versus actual results and decide where to allocate and invest additional resources to continue growth. Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of operations and comprehensive income. The measure of segment assets is reported on the consolidated balance sheet as total assets. As substantially all of the Group’s revenues are derived from within the PRC, no geographical revenue information is presented.

The following table shows long-lived assets as of December 31, 2024 and 2025 for countries that individually accounted for 10% or more of the total long-lived assets, as well as aggregate amounts for the remaining countries.

	As of December 31,
	2024	2025
	RMB	RMB
Long-lived assets:
China	591,653	979,834
Singapore	147,078	298,268
Other countries	52,474	581,373
Total long-lived assets	791,205	1,859,475

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

2.SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)Recently issued accounting pronouncements

In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations. The amendments in this Update address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The objectives of the amendments are to (1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture’s financial statements and (2) reduce diversity in practice. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption permitted in any interim or annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. The Group adopted ASU 2023-05 for the year beginning on January 1, 2025 and concluded that it has no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which applies to all entities subject to income taxes. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Group adopted ASU 2023-09 for the year beginning on January 1, 2025, prospectively. See Note 15 for further information.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40), which was subsequently amended with ASU 2025-01 to clarify the effective date. ASU 2024-03, requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of adopting these standard updates on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting these standard updates on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting these standard updates on its consolidated financial statements.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

3.CONCENTRATION AND RISKS

(a)Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2024 and 2025, the Group’s cash and cash equivalents, restricted cash and time deposits denominated in RMB were RMB4,708.8 million and RMB6,492.9 million, respectively, accounting for 96.7% and 82.3% of the Group’s total cash and cash equivalents, restricted cash and time deposits.

(b)Concentration of credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, time deposits, short-term investments, other receivables included in prepayments and other current assets, accounts receivable and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2024 and 2025, the majority of the Group’s cash and cash equivalents, restricted cash and time deposits were held by major financial institutions located in the PRC, which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC and overseas. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

(c)Concentration of customers and suppliers

There were no customer accounted for greater than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025. There was no customer and one customer with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2024 and 2025, respectively.

	As of December 31,
	2024	2025
Accounts receivable, net
Customer A	*	14%

There was one, two and one suppliers providing raw materials and packaging who exceeded 10% of total purchases for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the Years Ended December 31,
	2023	2024	2025
Supplier A	13%	11%	*
Supplier B	*	14%	13%
*	The percentage is less than 10%

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

4.ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	126,911	150,381
Less: allowance for credit losses	(4,944)	(4,478)
	121,967	145,903

Accounts receivable, net are mainly amounts due from franchisees, and are non-interest bearing and generally on terms within 60 days as of December 31, 2024 and 2025.

The movements in the allowance for credit losses are as follows:

	For the Years Ended December 31,
	2023	2024	2025
Allowance for expected credit losses:
Balance at beginning of the year	(835)	(2,535)	(4,944)
Additions	(1,711)	(3,552)	(695)
Write-offs	11	1,143	1,161
	(2,535)	(4,944)	(4,478)

5.INVENTORIES

Inventories consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials	45,693	69,796
Teahouse operation equipment	20,980	44,815
Packaging and other supplies	65,396	113,398
	132,069	228,009

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

6.PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayments for purchased goods or services(i)	125,070	85,683
Payments on behalf of franchised stores	45,228	42,558
Prepaid rental and other deposits	33,426	65,856
Deductible input VAT	45,946	144,208
Receivable from online retail platforms	11,830	25,248
Interest receivable	14,749	27,675
Others	39,155	90,685
	315,404	481,913
(i)

The balance as of December 31, 2024 includes deferred IPO cost of RMB16.9 million. Direct cost incurred by the Group attributable to its IPO of ordinary shares in the United States had been deferred and recorded as deferred IPO cost and offset against the gross proceeds received from such offering.

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Leasehold improvements	212,239	568,314
Teahouse operation equipment	40,840	118,807
Electronic equipment	22,106	43,565
Manufacturing equipment	27,449	—
Vehicles	14,289	18,760
Property	649	374
Construction in progress	4,177	37,466
Total	321,749	787,286
Less: accumulated depreciation	(72,746)	(203,616)
Net book value	249,003	583,670

Depreciation expense was RMB10.4 million, RMB60.3 million and RMB133.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

8.OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Long-term rental deposits	69,046	152,279
Prepayments for property, equipment and software	12,991	37,889
Prepayment for business combination	—	12,978
Others	7,306	34,940
	89,343	238,086

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

9.ACCOUNTS PAYABLE

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Accounts payable mainly comprise payments for goods and services payables to third parties.

Accounts payable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials	387,884	434,434
Packaging material	127,653	109,952
Equipment	40,700	16,946
Decoration material	17,065	10,778
Storage and logistics	20,346	37,411
Others	3,443	20,268
	597,091	629,789

10.TAXES PAYABLE

Taxes payable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
VAT payable	19,780	7,697
Enterprise income taxes payable	189,717	151,304
Surtaxes and others	7,890	15,745
	217,387	174,746

11.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued employee payroll and welfare benefits	468,835	659,920
Franchise deposits	143,974	146,418
Accrued service fees	249,292	169,515
Payables for property and equipment	45,202	76,134
Others	115,368	275,361
	1,022,671	1,327,348

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

12.LEASES

The Group has operating leases for corporate offices and company-owned teahouses with the lease terms from within 3 months to 11 years, some of which include options to terminate the leases within certain periods. For operating leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination option, which are factored into the Group’s determination of lease payments when appropriate.

	As of December 31,
	2024	2025
	RMB	RMB
Right-of-use assets, net	542,202	1,275,805
Operating lease liabilities, current	195,438	424,363
Operating lease liabilities, non-current	352,618	849,936

The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses	46,775	152,682	311,619
Short-term lease expenses	5,734	14,697	23,290
Cash paid for amounts included in the measurement of lease liabilities	50,871	144,651	323,239
Right-of-use assets obtained in exchange for new operating lease liabilities	95,476	552,682	1,052,922

Short-term leases represent the leases with a term of 12 months or less.

The operating lease expenses and short-term lease expenses were recognized in company-owned teahouse operating costs, other operating costs, sales and marketing, and general and administrative expenses.

The following table provides a summary of the Group’s weighted average operating lease terms and weighted average discount rates as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Weighted average remaining lease term (in years)	3.32	3.61
Weighted average discount rate	4.14%	4.85%

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

12.LEASES (CONTINUED)

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

RMB
For the year ending December 31, 2026	472,680
For the year ending December 31, 2027	402,880
For the year ending December 31, 2028	273,154
For the year ending December 31, 2029	121,321
For the year ending December 31, 2030	55,384
Thereafter	78,173
Total remaining undiscounted lease payments	1,403,592
Less: imputed interest	(129,293)
Present value of operating lease liabilities	1,274,299

As of December 31, 2025, the Group has no significant lease contract that have been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

13.NET REVENUES

Key revenue streams are as below:

	For the Years Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net Revenues
Net revenues from franchised teahouses	4,395,908	11,632,374	11,417,091
– Sales of products	4,148,198	10,788,976	10,440,456
– Raw materials & packaging	3,585,139	9,890,969	10,083,091
– Teahouse equipment and other supplies	563,059	898,007	357,365
– Franchising and other services	247,710	843,398	976,635
Net revenues from company-owned teahouses	244,263	773,208	1,490,316
	4,640,171	12,405,582	12,907,407

The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB26.3 million, RMB198.5 million and RMB289.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

13.NET REVENUES (CONTINUED)

The contract liabilities comprise of unamortized upfront fees received from franchisees, customer loyalty program points and payments received in advance of transferring control of goods to franchised stores, and are presented within contract liabilities, current and contract liabilities, non-current in consolidated balance sheet. A summary of significant changes to the contract liabilities balances as of December 31, 2023, 2024 and 2025 is presented below.

	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1	46,521	341,907	522,646
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the year	(5,394)	(45,263)	(68,790)
Increase for upfront fees associated with contracts that became effective during the year, net of amounts recognized as revenue during the year	161,121	164,398	17,735
Increase for payments received in advance of transferring control of goods to franchised stores and franchise related service fee, net of amounts recognized as revenue during the year	139,659	61,604	8,111
Balance as of December 31	341,907	522,646	479,702

The Group expects to recognize contract liabilities as revenue over the following years:

As of December 31, 2025
RMB
Less than 1 year	293,706
1 – 2 years	82,865
2 – 3 years	64,693
3 – 4 years	29,391
4 – 5 years	5,985
Thereafter	3,062
Total	479,702

The above amounts do not include variable consideration that is constrained and is therefore not included in the transaction price. The Group has applied the optional exemption, as provided for under Topic 606, which allows it to not disclose the transaction price allocated to unsatisfied performance obligations when the transaction price is a sales-based royalty.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

14.RELATED PARTY BALANCES AND TRANSACTIONS

During the years ended December 31, 2023, 2024 and 2025, respectively, other than disclosed elsewhere, the Company had the following major related party transactions:

Name of related parties	Relationship with the Group
XVC FUND II LP and its affiliates (the “XVC Group”)	Shareholder of the Group
Shanghai Fosun High-Tech (Group) Co., Ltd. and its affiliates (the “Fosun Group”)	Shareholder of the Group
Qingdao Qiushi Chenxing L.P. (“Qiushi Chenxing”)	Shareholder of the Group
Junjie Zhang and Partea Ltd. (company controlled and fully owned by Junjie Zhang)	Shareholder of the Group
Xianggui Peng and TasTea Ltd. (company controlled and fully owned by Xianggui Peng)	Shareholder of the Group
Peibang Gong, TEALATTE Ltd. (company controlled and fully owned by Peibang Gong)	Shareholder of the Group
Jiangmen Pengjiang District Yu Sheng Beverage Plant	Company controlled by one of the supervisors* of the Group
Investees	Equity investment
*	A member of Beijing Chagee’s Supervisory Committee responsible for supervising the performance of the Board of Directors and senior management.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

14.RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)Significant transactions with related parties

	For the Years Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services and sales to related parties
Investees	2,511	18,811	32,707
Total	2,511	18,811	32,707
Loans advanced to the related parties
Junjie Zhang	20,000	—	—
Xianggui Peng	7,000	—	—
Peibang Gong	5,000	—	—
Jiangmen Pengjiang District Yu Sheng Beverage Plant	2,000	—	—
Total	34,000	—	—
Share-based compensation related to ordinary shares exchanged for preferred shares (Note 16)
Partea Ltd	4,237	—	—
TasTea Ltd	1,633	—	—
TEALATTE Ltd	1,120	—	—
Total	6,990	—	—
Repayment of the loans advanced to the related parties
Junjie Zhang	24,000	—	—
Xianggui Peng	7,000	—	—
Peibang Gong	5,000	—	—
Jiangmen Pengjiang District Yu Sheng Beverage Plant	2,000	—	—
Total	38,000	—	—
Bridge loans to shareholders related to Restructuring
XVC Group	138,000	—	—
Qiushi Chenxing	117,000	—	—
Fosun Group	50,000	—	—
Total	305,000	—	—
Repayment of bridge loans to shareholders related to Restructuring
XVC Group	138,000	—	—
Qiushi Chenxing	117,000	—	—
Fosun Group	50,000	—	—
Total	305,000	—	—

(b)Balances with related parties

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Investees	1,547	2,085
Total	1,547	2,085

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

15.TAXATION

(a)Enterprise income tax (“EIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

Under the current laws of Singapore, the subsidiaries incorporated in Singapore are subject to the prevailing Singapore Corporate Tax of 17%.

Malaysia

Under the current laws of Malaysia, the subsidiaries incorporated in Malaysia are subject to the Malaysia Cooperate Income Tax of 24%.

The United States of America (“U.S.”)

Under the current laws of the U.S., the subsidiaries incorporated in the U.S. are subject to U.S. Federal Income Tax of 21%, and State Income Tax of 6.5% to 8.84%.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

According to the circular of “Continuing to Implement Preferential Enterprise Income Tax Policies for Western Development”(Ministry of Finance announcement [2020] No. 23) issued by the Ministry of Finance, the State Administration of Taxation and the National Development and Reform Commission and relevant PRC enterprise income tax regulations, entities that are qualified and located in certain western provinces of mainland China are entitled to a preferential enterprise income tax rate of 15%. Certain entities of the Group that are engaged in the “Encouraged Industries in the Western Region” stated in the Ministry of Finance announcement [2020] No. 23 are eligible for the preferential EIT rate at 15%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the cost base of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

15.TAXATION (CONTINUED)

(a)Enterprise income tax (“EIT”) (continued)

The following table sets forth the component of profit before income tax expenses of the Group for the year ended December 31, 2025.

For the Years Ended
December 31,
2025
RMB
PRC	2,214,170
Others	(596,084)
1,618,086

The following table sets forth the component of enterprise income tax expenses of the Group for the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,
	2023	2024
	RMB	RMB
Current income tax expense	299,533	654,380
Deferred income tax benefit	(95,772)	(126,873)
Income tax expense	203,761	527,507

For the Year Ended
December 31,
2025
RMB
Current income tax expense
- PRC	560,956
- Others	20,396
Deferred income tax benefit
- PRC	(52,791)
- Others	(96,820)
Income tax expense	431,741

For the year ended December 31, 2025, total income tax paid in the PRC was RMB604.1 million, and total income tax paid in other jurisdictions was RMB26.1 million.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

15.TAXATION (CONTINUED)

(a)Enterprise income tax (“EIT”) (continued)

The following table presents a reconciliation of the differences between the statutory income tax rate of the PRC and the Group’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024
	%	%
PRC statutory income tax rate	25.00	25.00
Effect of tax rate differential in other jurisdictions	—	0.47
Tax effect of preferential tax treatments	(6.80)	(9.55)
Tax effect of permanent differences	2.05	0.16
Changes in valuation allowance	—	1.26
Effective income tax rate	20.25	17.34

	For the Year Ended December 31, 2025
	Amount	Percent
	RMB	%
PRC statutory income tax rate	404,521	25.00
Tax effect of PRC preferential tax treatments	(293,247)	(18.12)
Tax effect of permanent differences
Share-based compensation expenses	161,128	9.96
Others	18,999	1.17
Changes in valuation allowance	53,803	3.33
Foreign tax effects
the U.S.
Effect of tax rate differential in other jurisdictions	(13,129)	(0.81)
Non-deductible expenses	7,308	0.45
Changes in valuation allowance	71,520	4.42
Singapore
Effect of tax rate differential in other jurisdictions	25,131	1.55
Non-deductible expenses	20,122	1.24
Changes in valuation allowance	(24,008)	(1.48)
Other tax jurisdictions	(407)	(0.03)
Effective income tax rate	431,741	26.68

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

15.TAXATION (CONTINUED)

(b)Deferred Taxes

The significant components of deferred taxes are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Contract liabilities	43,794	46,691
Net operating tax losses carried forward	126,368	353,148
Accrued expenses	15,968	18,166
Advertising expenses in excess of deduction limit	102,621	125,605
Expected credit loss	1,548	2,291
Lease liabilities	127,026	272,614
Others	—	5,567
Subtotal	417,325	824,082
Less: valuation allowance	(38,201)	(142,520)
Less: deferred tax liabilities in relation to property and equipment-(accelerated depreciation)	—	(5,957)
Less: deferred tax liabilities in relation to right-of-use asset	(125,914)	(272,784)
Total deferred tax assets, net	253,210	402,821

The following table presents the movement of the valuation allowance for the deferred tax assets:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Balance at the beginning of the year	—	—	38,201
Increase during the year	—	38,201	104,319
Balance at the end of the year	—	38,201	142,520

The tax losses of the Group expire over different time intervals depending on the local jurisdiction. As of December 31, 2025, total net operating tax losses carried forward of the Group, if not utilized, will expire as follows:

RMB
Loss expiring for the year ending December 31, 2026	5,582
Loss expiring for the year ending December 31, 2027	6,986
Loss expiring for the year ending December 31, 2028	46,884
Loss expiring for the year ending December 31, 2029	276,462
Loss expiring for the year ending December 31, 2030	472,413
Thereafter	662,970
Subtotal	1,471,297

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

15.TAXATION (CONTINUED)

(b)Deferred Taxes (continued)

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and capital gains from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise reduced pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction. Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are to be indefinitely reinvested for use in the operation and expansion of its business. Accordingly, no deferred income tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2024 and 2025. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2024 and 2025 were RMB4,025.85 million and RMB6,231.28 million, respectively. An estimated withholding tax of RMB402.59 million and RMB623.13 million would be due if these earnings were remitted as dividends as of December 31, 2024 and 2025, respectively.

The major jurisdictions in which the Group are subject to potential examination are the PRC, the U.S. and Singapore.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousand. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

According to the U.S. Internal Revenue Code, the statute of limitation is three years in general. The statute of limitation is extended to six years under certain circumstances involving substantial understatement of income. There is no statute of limitation in the case of tax fraud or willful tax evasion.

Under Singapore Income Tax Act, the statute of limitation is four years in general, with no statute of limitation in the case of tax fraud or willful default.

Accordingly, the income tax returns of the Company’s PRC subsidiaries for the years starting from 2020, for its U.S. subsidiaries for 2023 and after, and for its Singapore subsidiaries for 2023 and after, remain open to examination by the respective tax authorities.

16.SHARE BASED COMPENSATION EXPENSES

On January 20, 2022, the shareholders and Board of Directors of Beijing Chagee approved the 2021 share option plan (the “2021 Plan”). Under the 2021 Plan, Beijing Chagee authorized shares of Beijing Chagee (equivalent to 13,999,000 shares of the Company upon the Restructuring), to be available to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2021 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards. On February 28, 2024, the shareholders and Board of Directors of the Company approved a resolution to adopt the Public Company Share Incentive Plan (“2024 Plan”), pursuant to which the Company assumes all outstanding share incentive awards issued under 2021 Plan and to administer the assumed awards pursuant to the 2024 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2024 Plan (the “Award Pool”) is 28,061,349.

Options granted to employees

The options granted under the 2021 Plan have a nominal exercise price and a contractual term of 8 years and were granted with the term that either (i) 100% vested on March 31 of the following year from the day of the grant; or (ii) 25% vested on March 31 of each of the following four years from the day of the grant.

The grantees can exercise vested options before the earlier of: 1) expiration of its contractual term (i.e. 8 years after its grant date); or 2) upon the grantee terminating their employment if the vested option has not been exercised.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

16.SHARE BASED COMPENSATION EXPENSES (CONTINUED)

Options granted to employees (continued)

Pursuant to the share-based award agreement, if the grantee voluntarily resigns, the Group is entitled to repurchase the shares obtained and held by the grantee from the exercise of options under the 2021 Plan, for which the repurchase price is calculated based on the most recent round of equity financing of the Group. The repurchase right shall become effectively lapsed should the Company complete an IPO. The Group considers such a repurchase term substantive, therefore the share-based awards are considered to have two components, including (i) a cash settled component that vests based on the continued service; and (ii) an equity settled component that vests based on the continued service and the Company completes the IPO. The portion of cash settled awards are accounted for as liability-classified awards and remeasured to an updated fair value at each reporting date until the awards are settled.

The options granted to employees under the 2024 Plan are scheduled to be vested over 4 years evenly from the grant date with a contractual term of 10 years and are subject to services and performance condition as below.

In June 2024, the Company granted share awards under the 2024 Plan to assume 4,032,703 outstanding share incentive awards issued under the 2021 Plan with the same remaining requisite vesting periods and modification to: i. remove the repurchase provision upon grantee’s voluntarily resignation; ii. modify the contractual term from 8 years to 10 years from the grant date of the replacement awards under 2024 Plan (i.e. 10 years from modification date); iii. on the date of the consummation of an IPO, all of the unvested options shall automatically become fully vested and exercisable. Accordingly, the 2021 Plan was replaced by the 2024 Plan. As the original awards under the 2021 Plan included a liability-classified portion and an improbable equity-classified portion, the Company accounted for the replacement as (i) reclassification of liability classified portion to equity-classified award as a result of removal of the repurchase right and (ii) a Type IV (improbable-to-improbable) modification relating to the improbable equity-classified portion. 264 grantees under the 2021 Plan were affected by the modification. To account for such modification, the Company remeasured the liability of the cash settled component at fair value as of the modification date and reclassified the liability to additional paid-in capital. The incremental fair value in an amount of RMB42.1 million that equals to the difference between the liability balance of the liability-classified portion and the fair value of the modified equity award on the modification date should be recognized upon the completion of the Company’s IPO. The Company does not recognize any share-based compensation expense on the share options relating to the equity-classified portion and the Type IV modification. The Company has recognized share-based compensation expenses representing the fair value of the modified award relating to the Type IV modification as of the modification date, upon the completion of the Company’s IPO.

In addition, in June and November 2024, the Company granted additional 5,442,833 options to certain employees that are subject to the grantee’s continuous service of 4 years and are only exercisable upon the completion of the Company’s IPO. As such, there was no share-based compensation expense recognized until the date of consummation of an IPO. The Company has recognize compensation expenses relating to options vested cumulatively upon the Company’s IPO and the remaining compensation expenses, is expected to be recognized over the remaining service period.

RSUs granted to employees

In June 2025, a new tool of award, RSU, was introduced under the 2024 Plan. The RSUs granted to employees under the 2024 Plan are scheduled to be vested over 4 years evenly from the grant date with a contractual term of 10 years.

Share-based compensation expense recognized as a result of cash settled components was RMB3,526 and RMB603 for the years ended December 31, 2023 and 2024, respectively. Share-based compensation expense recognized as a result of equity settled components was nil for the years ended December 31, 2023 and 2024, as the vest of equity settled component was not probable, and RMB723,538, including RMB713,351 from share options and RMB10,187 from RSUs, for the year ended December 31, 2025.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

16.SHARE BASED COMPENSATION EXPENSES (CONTINUED)

The following table sets forth the share options activity for the year ended December 31, 2025:

		Weighted-	Weighted-
		average	average	Aggregate
	Number of	exercise	remaining contractual	intrinsic
	shares	price	term	Value
		US$
		per share	Years	RMB
Outstanding, January 1, 2025	16,447,636	1.2316
Granted	3,260,697	3.6414
Exercised	(12,011,093)	0.3329
Forfeited	(506,183)	3.6980
Outstanding, December 31, 2025	7,191,057	3.6518	8.85	406,622
Vested and expected to be vested as of December 31, 2025	7,191,057	3.6518	8.85	406,622
Exercisable as of December 31, 2025	1,161,113	2.6700	8.63	73,125

The aggregated intrinsic value of share options outstanding and exercisable as of December 31, 2025, was calculated based on the fair value of the Company’s ordinary shares on December 31, 2025.

Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was nil, nil and RMB2,044 million, respectively. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 was nil, nil and RMB529 million, respectively.

The weighted average fair value at measurement date of share options granted during the years ended December 31, 2023, 2024 and 2025 were RMB9.78, RMB40.56 and RMB138.00 per share, respectively.

As of December 31, 2025, there was RMB306 million of unrecognized share-based compensation expense related to share options. Total unrecognized share-based compensation expense may be adjusted for actual forfeitures occurring in the future.

The following table sets forth the RSUs activity for the year ended December 31, 2025:

	Number of	Weighted-average
	restricted shares	grant day fair value
		US$ per share
Unvested, January 1, 2025	—	—
Granted	483,274	20.73
Vested	(6,772)	26.54
Forfeited	(90,940)	26.80
Unvested, December 31, 2025	385,562	19.19

The total fair value of the restricted shares vested during the year ended December 31, 2025 was RMB1 million. The weighted-average grant-date fair value of the restricted shares granted during the year ended December 31, 2025 was RMB147.60 per share.

As of December 31, 2025, there was RMB44 million of unrecognized share-based compensation expenses related to RSUs, which is expected to be recognized over a weighted-average vesting period of 3.76 years. Total unrecognized share-based compensation expense may be adjusted for actual forfeitures occurring in the future.

There was no income tax benefit recognized in the consolidated statements of operations and comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2023, 2024 and 2025.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

16.SHARE BASED COMPENSATION EXPENSES (CONTINUED)

Fair value of employee share options

The estimated fair value of share options granted before the completion of the Company’s IPO was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The estimated fair value of each option granted is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Risk-free interest rate (per annum)	2.80%	2.21% – 4.57%	4.32% – 4.57%
Expected volatility	36.82%	38.00% – 39.91%	38.00% – 39.90%
Expected dividend yield	0.00%	0.00%	0.00%
Expected post-vesting forfeiture rate	0.97%	0.00%	0.00%
Fair value of the underlying shares on the date of option grants	9.78	57.05 – 102.21	102.21 – 203.08

In 2023, an aggregate of 1,046,761 Class A and 1,610,888 Class B ordinary shares beneficially owned by Junjie Zhang, Xianggui Peng and Peibang Gong, who are also employees of the Company, were exchanged at a premium for Series B preferred shares. Junjie Zhang, Xianggui Peng and Peibang Gong are the ultimate controllers and beneficial owners of Partea Ltd., TasTea Ltd., and TEALATTE Ltd., which are the shareholders of Chagee Holdings Limited. The difference between the fair value of the newly issued preferred shares and the former ordinary shares was recorded as share-based compensation expenses in 2023, amounted to RMB7.0 million. For details, please refer to Note 17.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

17.ORDINARY SHARES

The Company was incorporated on May 12, 2023. As part of the Restructuring the Company issued a total of 107,101,149 ordinary shares to the affiliates of certain then shareholders of Beijing Chagee. As of December 31, 2024, the Company had 104,443,500 of ordinary shares issued, including 39,169,393 of Class A ordinary shares and 65,274,107 of Class B ordinary shares and the Company had 98,743,892 of ordinary share outstanding, including 33,469,785 of Class A ordinary shares and 65,274,107 of Class B ordinary shares.

As a result of the Restructuring the Company retrospectively adjusted the number of ordinary shares as if the Restructuring occurred at the beginning of the period presented, for details of Restructuring, please refer to Note 1(b).

Super voting rights

On July 5, 2023, the Company changed its capital structure to re-designate its ordinary shares into Class A ordinary shares and Class B ordinary shares. Mr. Junjie Zhang, chairman of the board of directors, and Chief Executive Officer (“CEO”) of the Company holds Class B ordinary shares through a British Virgin Islands (“BVI”) company and each Class B ordinary share carries ten (10) votes at meetings of shareholders while each Class A ordinary share is entitled to one vote. Upon further transfer of Class B ordinary shares by Mr. Junjie Zhang to anyone, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares. The Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Junjie Zhang ceases to be the CEO of the Company or the chairman of the board of directors of the Company.

The grant of the super voting rights was authorized by the board of directors on July 20, 2023. There are no additional vesting conditions attached to the grant. The incremental value of Class B ordinary shares is not significant.

In 2023, an aggregate of 1,046,761 Class A and 1,610,888 Class B ordinary shares held beneficially owned by Junjie Zhang, Xianggui Peng and Peibang Gong, who are employees of the Company, were exchanged at a premium for Series B preferred shares. Junjie Zhang, Xianggui Peng and Peibang Gong are the ultimate controllers and beneficial owners of Partea Ltd., TasTea Ltd., and TEALATTE Ltd., which are the shareholders of Chagee Holdings Limited. Such Series B preferred shares were then sold to certain preferred shareholders. The exchange was accounted for as a repurchase and retirement of ordinary shares with the newly issued preferred shares. The difference between the fair value of the newly issued preferred shares and the former ordinary shares was recorded as share-based compensation expenses in 2023, amounted to RMB7.0 million. The excess of ordinary share’s fair value over par value was charged entirely to retained earnings upon retirement.

On December 25, 2023, the Company repurchased and redeemed an aggregate of 2,729,630 Class B ordinary shares from Partea Ltd. and subsequently issued an aggregate of 2,729,630 Class A ordinary shares to TeaTide Limited on the same date. The difference between the fair value of the newly issued ordinary shares and the former ordinary shares was immaterial.

On April 30, 2024, the Company repurchased an aggregate of 5,699,608 Class A ordinary shares from Brewtopia Limited, Brew Tea-ful Limited, TeaSoul Limited and Tea Tropolis Limited with total cash consideration of RMB210.1 million. RMB95.0 million was paid in April 2024 and RMB115.1 million was paid subsequently in July 2024. The Company recorded the shares repurchased as treasury stock.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

17.ORDINARY SHARES (CONTINUED)

In April 2025, the Company completed the IPO and issued an aggregate of 16,886,589 Class A ordinary shares with the over-allotment option being exercised in full. The net fundraising proceeds from the IPO were amounted to RMB3,181,762. Upon the completion of the IPO, all preferred shares of the Company with an aggregate of 70,122,009 shares have been automatically converted into fully-paid and non-assessable Class A ordinary shares of the Company at conversion ratio of preferred shares to ordinary shares being 1:1. The excess of the net proceeds and total amounts of preferred shares as of the completion of the IPO over ordinary share’s par value was charged to additional paid-in capital.

In October 2025, the Company issued 28,061,349 Class A ordinary shares to the Company’s depository bank as the Award Pool (Note 16), which will be used to settle share options and RSUs upon their exercise and vest. No consideration was received by the Company for this issuance of ordinary shares. Among which, an aggregate of 5,004,064 share options have been exercised and of 6,772 RSUs have been vested and converted into Class A ordinary shares at conversion ratio of 1:1 in 2025. As of December 31, 2025, there were 23,050,513 shares remaining. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of income per ordinary share.

18.CONVERTIBLE REDEEMABLE PREFERRED SHARES

Beijing Chagee obtained financing through Series A and Series B preferred shares from 2020, and the Company completed financing through Series B+ preferred shares in 2023. (Series A preferred shares, Series B preferred shares and Series B+ preferred shares are collectively referred to as “Preferred Shares”). The following table summarizes the issuances of Preferred Shares:

Series	Issuance Date	Issue Price per share	Shares Issued	Aggregated Issuance Price
A	December 25, 2020	RMB4.7	33,777,482	RMB160,000
A	February 22, 2021	RMB4.7	1,055,546	RMB5,000
B	May 14, 2021	RMB11.4	12,256,755	RMB140,000
B+	July 20, 2023	RMB16.2	12,780,417	RMB209,902
B+**	December 5, 2023	RMB16.2	7,594,160	RMB123,000

Note*: In the above table, the number of shares and the issue price per share have been retrospectively adjusted as if the Restructuring has been completed at the beginning of the period presented.

Note**: In July 2023, the Company has entered into a share purchase agreement with one Series B+ preferred shareholder, agreeing that the shareholder shall purchase 7,594,160 Series B+ preferred shares of the Company with cash consideration of RMB123 million when it completes certain regulatory procedures. The Company accounted for its obligation to issue Series B+ preferred shares at fixed predetermined price as a forward contract. This forward contract is classified as a liability and measured at fair value, with changes in fair value reported in earnings. The transaction was completed in December 2023, with fair value change loss of the forward contract of RMB105 million recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2023.

(a)Preferred Shares of Beijing Chagee

The key terms of Series A and Series B preferred shares of Beijing Chagee are as follows:

Conversion Rights

Automatic Conversion

The Series A and Series B preferred share of Beijing Chagee shall automatically be converted into the same number of ordinary shares of Beijing Chagee, upon the closing of a Qualified IPO of Beijing Chagee as defined in the Memorandum and Articles of Association.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

18.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

(a)Preferred Shares of Beijing Chagee (continued)

Redemption Rights

The preferred shareholders shall have redemption rights upon the occurrence of any of the following events: (i) Beijing Chagee fails to complete a Qualified IPO on or before December 28, 2027; (ii) a material breach by the Group companies or Mr. Junjie Zhang (the “Founder”); (iii) any Group companies or the Founder is in violation of any applicable laws, or has been convicted of fraud, willful misconduct or other intentional inappropriate acts, resulting in a material adverse effect, or (iv) any other shareholder request to redeem its shares.

The redemption price for each outstanding preferred share shall be equal to the aggregate of (x) the applicable preferred share issue price, and (y) an amount at a simple interest of twelve percent (12%), plus (z) any declared but unpaid dividends.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Beijing Chagee, whether voluntary or involuntary, the preferred shareholders shall be entitled to receive, prior and in preference to the ordinary shares, the higher of (i) the original issue price, plus any declared but unpaid dividends; and (ii) such amount per share as would have been payable on an if-converted basis (the “Preference Amount”).

If the assets and funds available for distribution shall be insufficient: (1) First, the distribution should be made to Series B preferred shareholders according to the relative proportion of their shares; (2) Secondly, distribution will be made to Series A preferred shareholders according to the relative proportion of their shares; (3) Any remaining assets and funds shall be distributed ratably among the shareholders based on the number of Ordinary Shares held by such shareholder (excluding preferred shares on as-converted basis).

Dividend Rights

First, each holder of Series B Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series B issue price, payable if and when declared by the board of directors.

Second, after full payment of dividends to the holders of the Series B Preferred Shares, each holder of the Series A Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series A issue price, payable if and when declared by the board of directors.

Lastly, if after the preferential dividends relating to the Preferred Shares as described above have been paid in full or declared and set apart for payment in any fiscal year of the Company, the holders of Preferred Shares shall be entitled to a proportionate share of any dividend or distribution on an if-converted basis.

Notwithstanding the dividend rights as described above, if any dividend or distribution distributed ratably among holders of Preferred Shares and Ordinary Shares (on an as-converted basis) and each holder of Preferred Shares has received all such amounts not less than the dividends or other like amount would have received in accordance with the dividend rights as described above, any dividend or distribution shall be distributed ratably among holders of Preferred Shares and Ordinary Shares (on an as-converted basis).

Voting Rights

Each preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into Class A ordinary shares.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

18.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

(b)Preferred Shares of the Company

Upon completion of the Restructuring, the Series A and Series B preferred shares of Beijing Chagee were exchanged into Series A and Series B preferred shares of the Company.

The key terms of Series A, Series B and Series B+ preferred shares of the Company are substantially the same as those of Series A and Series B preferred shares of Beijing Chagee, except that the following terms were added or amended:

Conversion Rights

Optional Conversion

Unless converted earlier pursuant to the Automatic Conversion, any Series A, Series B and Series B+ preferred shares may, at the option of the holder thereof, be converted at any time into fully-paid and non- assessable Class A Ordinary Shares of the Company, based on the then effective conversion price.

The initial conversion ratio of preferred shares to ordinary shares shall be 1:1 and shall be subject to adjustments in the event of issuance or deemed issuance of additional ordinary shares below the preferred share conversion price, or share dividends, subdivisions, combinations or consolidations of ordinary shares, other distributions, or reclassification, exchange and substitution.

Liquidation Rights

If the assets and funds available for distribution shall be insufficient, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the preferred shareholders in proportion to the aggregate amount of the Preference Amount.

Deemed Liquidation Event includes: (i) any transaction or series of transactions, whether by merger, consolidation, amalgamation, sale or issuance of equity, scheme of arrangement or otherwise, which results in a change in control of the Company; (ii) a disposition of all or substantially all of the assets of the Group as a whole; or (iii) the exclusive licensing of all or substantially all of any Group’s Intellectual Property to a third party.

Dividend Rights

Each holder of Series B+ Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series B+ issue price, payable if and when declared by the board of directors, in preference than Series B and Series A preferred shareholders.

Accounting for Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the option of the holders. Each issuance of preferred shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B and Series B+ Preferred Shares were RMB0.3 million, RMB3.1 million and nil. In addition, the Group records accretions on the Preferred Shares to the redemption values from the issuance dates to the earliest redemption dates. The accretions use the effective interest method and are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

18.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

(b)Preferred Shares of the Company (continued)

Accounting for Preferred Shares (continued)

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The exchange of Series A and Series B preferred shares of Beijing Chagee into Series A and Series B preferred shares of the Company and related changes in terms were accounted for as a modification with immaterial difference between the fair value of the preferred shares before and after the modification.

The Company’s preferred shares activity for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series B+ Preferred Shares		Total
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount	Amount
		RMB		RMB		RMB	RMB
Balance as of January 1, 2023	34,833,028	194,589	12,256,755	157,784	—	—	352,373
Issuance of Series B+ Preferred Shares, net of issuance cost	—	—	—	—	20,374,577	436,905	436,905
Accretion on convertible redeemable preferred shares to redemption value	—	17,832	—	16,652	—	8,846	43,330
Issuance of Series B Preferred Shares*	—	—	2,657,649	39,172	—	—	39,172
Balance as of December 31, 2023	34,833,028	212,421	14,914,404	213,608	20,374,577	445,751	871,780
Accretion on convertible redeemable preferred shares to redemption value	—	19,523	—	21,107	—	21,370	62,000
Balance as of December 31, 2024	34,833,028	231,944	14,914,404	234,715	20,374,577	467,121	933,780
Accretion on convertible redeemable preferred shares to redemption value	—	6,268	—	6,717	—	7,097	20,082
Conversion of redeemable preferred shares into ordinary shares upon IPO	(34,833,028)	(238,212)	(14,914,404)	(241,432)	(20,374,577)	(474,218)	(953,862)
Balance as of December 31, 2025	—	—	—	—	—	—	—

Note *: In 2023, an aggregate of 1,046,761 Class A and 1,610,888 Class B ordinary shares beneficially owned by Junjie Zhang, Xianggui Peng and Peibang Gong, who are employees of the Company, were exchanged at a premium for Series B preferred shares. Junjie Zhang, Xianggui Peng and Peibang Gong are the ultimate controllers and beneficial owners of Partea Ltd., TasTea Ltd., and TEALATTE Ltd., which are the shareholders of Chagee Holdings Limited. Such Series B preferred shares were then sold to certain preferred shareholders and were recognized at fair value. For details, please refer to Note 17.

Upon the completion of the Company’s IPO, all preferred shares of the Company have been automatically converted into fully- paid and non-assessable Class A ordinary shares of the Company.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

19.INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

As a result of the Restructuring the Company retrospectively adjusted the number of ordinary shares as if the Restructuring occurred at the beginning of the period presented, for details of Restructuring, please refer to Note 1(b).

Basic and diluted income per share for the periods presented are calculated as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income	802,566	2,514,591	1,186,345
Less: Net income attributable to non-controlling interests	(1,663)	(17,368)	(15,196)
Add: Net loss attributable to redeemable non-controlling interests	—	18,891	—
Less: accretion to redemption value of convertible redeemable preferred shares	(43,330)	(62,000)	(20,082)
Less: accretion to redemption value of redeemable non-controlling interests	—	(18,891)	—
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(32,081)	(51,032)	(15,702)
Less: Net income attributable to preferred shareholders based on their participating rights	(198,548)	(949,041)	(116,785)
Net earnings available for distribution – basic	526,944	1,435,150	1,018,580
Reversal of accretion on redemption value of Series A and Series B convertible redeemable preferred shares	34,484	—	—
Reversal and reallocation of net income attributable to preferred shareholders	199,331	—	—
Net earnings available for distribution – diluted	760,759	1,435,150	1,018,580
Denominator:
Denominator for basic income per share calculation	104,465,049	100,628,189	162,470,727
Effects of dilutive securities − convertible redeemable preferred shares	48,266,743	—	—
Effects of dilutive securities − outstanding share options and RSUs	—	—	2,243,939
Denominator for diluted income per share calculation	152,731,792	100,628,189	164,714,666
Basic income per share	5.04	14.26	6.27
Dilutive income per share	4.98	14.26	6.18

For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including preferred shares, share options and RSUs. On a weighted average basis,6,283,388, 70,122,009 and 21,132,660 preferred shares were excluded from the computation of diluted earning per ordinary share because including them would have had an anti-dilutive effect; and 10,632,274, 14,088,184 and nil share options were excluded from the calculation of diluted income per ordinary share as their vesting is contingent upon the satisfaction of a performance condition (i.e. completion of a Qualified IPO), which is not considered probable until the event occurs.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

20.FAIR VALUE MEASUREMENT

a.Assets and liabilities measured at fair value on a recurring basis

The following table summarizes the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of December 31,
	2024		2025
	Level 2	Total	Level 2	Total
	RMB	RMB	RMB	RMB
Short-term investments	—	—	100,093	100,093
	—	—	100,093	100,093

Short-term investments

The short-term investments are comprised of investments in wealth management products issued by financial institutions. The Group estimates the fair value of investments in short-term investments using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The carrying amount of short-term investments approximates to its fair value because of its short maturities.

Other financial instruments

Other financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, amounts due from related parties, certain other current assets and certain accruals and other liabilities. As of December 31, 2024 and 2025, the carrying values of these financial assets are approximated to the fair values due to their short-term maturity. They are not measured at fair value in the consolidated balance sheets, but the fair value is estimated for disclosure purposes.

b.Assets and liabilities measured at fair value on a non-recurring basis

The Group’s long-term equity investments are measured at fair value on a non-recurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(g) for more details of valuation techniques.

The Group’s non-financial assets, such as property and equipment and right-of-use assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

21.COMMITMENTS AND CONTINGENCIES

Commitment

(a)Operating lease commitments

Future minimum lease payments for operating lease as of December 31, 2025 are disclosed in Note 12.

(b)Other commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through to January 2036. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2025:

Payment due by schedule as of December 31, 2025
	Less than	1 – 5	More than 5
	1 year	years	years	Total
	RMB	RMB	RMB	RMB
Property management commitments	63,556	97,347	26,721	187,624

Legal Proceedings

As of December 31, 2025, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

22.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB1,356.9 million or 17.91% of the Company’s total consolidated net assets as of December 31, 2025. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e) (3), “General Notes to Financial Statements” and concluded that it was not applicable for the Company to disclose the condensed financial information of the Company for the years ended December 31, 2023, 2024 and 2025 because the PRC subsidiaries’ restricted net assets amounted to RMB59.4 million or 4.6%, RMB118.1 million or 4.5% and RMB1,356.9 million or 17.91% of the Company’s total consolidated net assets as of December 31, 2023, 2024 and 2025.

CHAGEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data)

23.SUBSEQUENT EVENTS

In February 2026, two lawsuits were filed in the New York County Supreme Court alleging violations of Sections 11 and 15 of the Securities Act of 1933. The complaints allege that the Company’s IPO registration statement was materially false and misleading by failing to disclose the adverse financial impacts of price competition between major Chinese food delivery services. On April 3, 2026, the two cases were consolidated. The plaintiffs are required to file a consolidated complaint by May 26, 2026. As of the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of the lawsuit, or reasonably estimate a range of possible losses, if any, given the early stage of this lawsuit.